June 17, 2005

Craig Wilson

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	iGate Corporation
Item 4.01 Form 8-K
Filed May 25, 2005
File No. 000-21755

Dear Mr. Wilson:

Please find below the responses of iGate Corporation (the “Company”) to the Commission Staff’s comments on the above referenced Form 8-K as set forth in its letter dated June 6, 2005 directed to Michael J. Zugay, Senior Vice President, Chief Financial Officer and Corporate Secretary of the Company.

1.	SEC COMMENT: Describe in more detail the nature of each of the three material weaknesses you identified. Tell us in what period the material weaknesses occurred and when they were identified. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each material weakness.

COMPANY RESPONSE: The following response describes each of the three (3) material weaknesses that were identified as a result of the Company’s management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004. The discussion that follows includes a summary of each material weakness, additional details that were not disclosed in the Company’s Annual Report filed on Form 10-K/A with the Commission on May 2, 2005, the period in which the weakness occurred, the date it was identified and the steps that Company has and will take to correct each of the material weaknesses.

Material Weakness #1

Summary

As of December 31, 2004, the Company did not maintain effective controls over the accounting for customer accounts receivable and the corresponding revenue. Specifically, the Company had ineffective controls over restricted system access to the accounts receivable module, monitoring of cash payments received from customers and the issuance of customer credit memos and discounts. This deficiency resulted in an audit adjustment to the 2004 consolidated financial statements of approximately $800,000.

Additional Details

This weakness relates only to the Professional Services contracts for the Company’s North American customers. The billing and collection functions related to these customers had always been done from the Company’s North American headquarters in Pittsburgh, Pennsylvania. However, in late February 2004, these duties were transferred to the Company’s Indian offshore affiliate who then took over the daily responsibilities for these accounting functions. The Company believes all problems resulted from this transfer of the Accounts Receivable processing offshore and in retrospect from eliminating too many North American employees that had intimate knowledge of certain complex individual customer terms and conditions that required individual processing to apply cash correctly or to provide credits if the terms were invoiced incorrectly.

As a result, the first component of this weakness relates to the ineffective monitoring of the application of cash payments received from customers. Instances were noted whereby cash payments were not applied correctly, according to the customer terms, either to an outstanding item within a customer account specifically or to a customer account in general.

The second component relates to an ineffective control structure surrounding the issuance of customer credit memos and discounts related to these terms. Instances were noted whereby adjustments were made to customer accounts without proper management approval to ensure proper processing.

The third component relates to ineffective controls over restricted system access to the accounts receivable module. During our review of the security and access to our accounting software, instances were identified where user access was not limited or restricted to job functions. Specifically, user access was not prohibitive relative to master customer files, project information (including billing rates) and the ability to adjust invoices through write-offs, credit memos and other related items. This weakness was compounded in an effort to resolve customer accounts receivable issues.

Timing

These deficiencies were first identified in mid-February 2005 and were quantified on or about March 28, 2005. The deficiencies occurred throughout 2004 with most of the adjustments related to our fourth quarter accounting period. Please refer to page 11 for a quarter-by-quarter quantification of these and all other audit adjustments recorded by the Company.

Remediation Plans

The Company has taken (and plans to take) the following steps to remediate this material weakness:

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The Company has transitioned back all components of its North American Professional Services segment (“IPS”) customer accounts receivable and revenue processes from its location in Bangalore, India to its North American Headquarters in Pittsburgh, Pennsylvania beginning in April 2005 to facilitate more direct supervision of these processes by the Company’s U.S. accounting and finance staff. The Company has hired additional employees at its Headquarters who will handle this transfer of accounting duties and will assume individual customer collection and administrative interface responsibility to improve the understanding of the specific customer terms and the ability

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to quickly implement corrections to the files or individual invoices if required. Closer and daily interaction with our customers is already having a very positive affect.

•	The Company also began a detailed review and analysis of its functional procedures relative to its customer accounts receivable and revenue processes in May 2005. This review and remediation project, which will be completed by September 2005, includes updating key control documentation, developing desktop procedures for each job description, and standardizing business rules, policies and procedures across the organization. A third party consulting firm, which specializes in process control documentation and operating at the direction of management, was hired on June 1, 2005, and is conducting this review.

•	The Company engaged a third party consulting firm, which specializes in Peoplesoft Software Systems, to review access and security issues with our accounting software to ensure the ability to simplify the addition of specific customer terms and promptly change data files if required to adjust incorrect terms while maintaining strict security access and control of the files. This review was completed in March 2005, and resulted in the identification of nine system access and security control deficiencies that require improvement. In May 2005, the Company formed a five employee technical team to remediate and tighten the procedures and controls related to the software. This remediation effort is expected to be completed by September 2005.

Material Weakness #2

Summary

As of December 31, 2004, the Company did not maintain effective controls over the calculation and review of deferred compensation and the corresponding compensation expense. Specifically, the Company’s controls did not identify a computational error in determining the amount of compensation expense to be recognized from the cancellation of 2.1 million shares of restricted stock and the related cash payments made to certain employees of the Company who were former shareholders in Quintant, Inc. Quintant, Inc. was acquired by the Company in August 2003. This control deficiency resulted in an audit adjustment to the 2004 consolidated financial statements of approximately $1,300,000.

Additional Details

This material weakness is directly related to the accounting treatment for a complex acquisition that was finalized in October 2004. The approach had been reviewed by Company management and the Company’s independent registered public accounting firm in October 2004 and was thought to be correct at that time. The Company originally recorded $9.1 million in deferred compensation in the fourth quarter of 2004 related to this acquisition. However, after a further review conducted in early April 2005, the Company concluded that a total of $10.4 million in deferred compensation was required to be recorded. This resulted in an audit adjustment of an additional $1.3 million. The deferred compensation expense included calculations related to accelerated vesting of restricted stock, the cancellation of stock options and the issuance of common stock at a discount to fair market value.

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Timing

This deficiency was noted on April 5, 2005 and was quantified on the same day. The period of time in which this weakness related to was October 25, 2004, the date when the modified Quintant acquisition was completed.

Remediation Plans

The Company views this weakness as a one-time occurrence related to the accounting of a very complex acquisition. The Company is in the process of revising its policies and procedures regarding the accounting for acquisitions and in the future it will have additional management personnel review all detailed calculations for significant transactions of this type. The Company intends to have this internal control process in place by September 30, 2005.

Material Weakness #3

Summary

As of December 31, 2004, the Company did not maintain effective controls over the calculation and review of income taxes, including the determination of income taxes payable, deferred income tax assets and liabilities and the related income tax provision. Specifically, the Company did not perform an effective review of income tax calculations performed by subsidiaries that are included in the consolidated income tax provision. In addition, the Company did not maintain effective controls over the access and use of the applications used in the computation of the consolidated income tax provision. This control deficiency resulted in an adjustment to the second quarter 2004 consolidated financial statements before the Company filed its Quarterly Report on Form 10-Q for the second quarter of 2004 on August 9, 2004. No restatement was necessary because the adjustment was made prior to the release of our second quarter results. This control deficiency did not result in any audit adjustments for the third or fourth quarters of 2004.

Additional Details

The first component of this weakness relates to the Company’s ineffective controls over the calculation and review of income taxes, including the determination of income taxes payable, deferred income tax assets and liabilities and the related income tax provision. During the fourth quarter of 2004, the Company began to consider changing its controls, policies and procedures related to taxes. The primary revision considered by the Company related to the Company’s tax processes was the implementation and subsequent management review of a comprehensive checklist for all of the Company’s tax accruals. The Company believes that the implementation and subsequent management review of a comprehensive checklist for all of the Company’s tax accruals is sufficient to remediate this control weakness but will continue to evaluate this matter.

The second component relates to the Company’s ineffective review of income tax calculations performed by subsidiaries that are included in the consolidated income tax provision. As of December 31, 2004, the Company did not have a formal review and approval process in place that incorporated a detailed review of the tax activities of all of its various geographic locations.

The third component relates to the Company’s ineffective controls over the access and use of the applications needed in the computation of the consolidated income tax provision. This matter relates directly to system access and security as discussed in Material Weakness #1.

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Timing

These deficiencies were first identified in August 2004 and there were no audit adjustments related to taxes in either the third or fourth quarter of 2004 related to these deficiencies. In April 2005, management decided that a material weakness in this area existed as of December 31, 2004 primarily due to the Company’s inability to determine whether the steps taken to remediate these deficiencies were effective because test work for two subsequent periods prior to December 31, 2004 was not available.

Remediation Plans

As noted above, the Company formulated its tax control structure in December 2004. The Company will test this structure during the 2005 fiscal year for the second and third quarters of 2005 to ensure that the structure is functioning as intended. The Company has contracted with an independent third party consulting firm that specializes in tax control processes and documentation to review the established structure for consistency and then test this structure for compliance.

In addition, this independent third party will also assist with the formalization of a comprehensive global review policy. This firm began work on the global review policy in May 2005, and is scheduled to complete its work by July 2005.

2.	SEC COMMENT: Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior periods. Explain in detail why you believe the timing of each adjustment is appropriate.

COMPANY RESPONSE: The following is a detailed listing of all audit adjustments recorded in connection with or as a result of the Company’s audit. Each adjustment will indicate the respective Income Statement and Balance Sheet classifications affected. Each adjustment will be referenced alphabetically to its respective explanation (“explanation section”). Subsequent to the explanation section of this response the Company has provided a summary impact on a pre-tax and pro-forma net loss basis. Further, the Company has also provided to the Staff in detail the Company’s assessment and analysis of why each respective adjustment was not deemed to relate to prior periods or have a material impact on prior periods and why the Company believes the timing of each adjustment is appropriate.

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Audit Adjustments

		Adjustments Identified by PricewaterhouseCoopers LLP and Booked by Management
		Revenue	Direct Cost	S,G&A	Other Exp	Net Income	Assets	Liabilities	Equity
(A)	iGate Corporate entry # 1
	Reverse accrued executive bonus			$(300,000)		$300,000		$300,000
(B)	iGate Corporate entry # 2
	Reverse accrued health care IBNR			$(200,000)		$200,000		$200,000
(C)	iGate Corporate entry # 3 (This Adjustment C resulted in Material Weakness #2).
	Quintant modification compensation expense			$1,308,890		$(1,308,890)			$(1,308,890)
(D)	iGate Mastech entry # 1
	Revenue cut-off adjustment	$275,000	$275,000				$275,000	$(275,000)
(E)*	iGate Mastech entry # 2
1	Revenue adjustment for short pays	$(354,660)				$(354,660)	$(354,660)
2	Revenue adjustment for discounts	$(103,057)				$(103,057)	$(103,057)
3	Revenue adjustment for incorrect bill rates	$(227,049)				$(227,049)	$(227,049)
(F)*	iGate Mastech entry # 3
	Revenue adjustment for credits & rebills	$(130,543)				$(130,543)	$(130,543)
(G)*	iGate Mastech entry # 4
	Revenue adjustment for unbillable amounts	$(127,434)				$(127,434)	$(127,434)
(H)*	iGate Mastech entry # 5
	Revenue adjustment for incorrect bill rates	$(67,273)				$(67,273)	$(67,273)
(I)*	iGate Mastech entry # 6
	Revenue adjustment for credit balances	$244,211				$244,211	$361,211	$(117,000)
(J)	iGate Mastech entry # 7
	Assets / Liability reclass						$26,843	$(26,843)
(K)	iGate Mastech entry # 8
	Assets / Liability reclass						$128,000	$(128,000)
(L)	CE entry # 1
	Assets / Liability reclass						$(1,513,278)	$1,513,278
(M)	E50 entry # 1
	Revenue / Direct cost reclass	$(680,943)	$(680,943)			—
(N)	E81 entry # 1
	Revenue / Direct cost reclass	$(87,962)	$(87,962)
(O)*	iGate Mastech Canada entry # 1
	Revenue cut-off adjustment	$335,140	$324,909			$10,231	$335,140	$(324,909)
(P)*	iGate Mastech Canada entry # 2

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	Revenue adjustment for undocumented accruals	$(49,739)				$(49,739)	$(49,739)
(Q)	iGate Mastech Canada entry # 3
	Education loan reserve			$198,282		$(198,282)	$(198,282)
(R)	iGS U.S. GAAP adjustments
1	Capitalized leases		$(32,262)	$82,101		$(49,839)	$640,858	$(690,697)
2	Adjust land value			$33,513		$(33,513)	$(33,513)
3	Currency translation adjustment				$67,070	$(67,070)		$(67,070)

		$(974,309)	$(201,258)	$1,122,786	$67,070	$(1,962,907)	$(1,037,776)	$383,759	$(1,308,890)

*	Adjustments E, F, G, H, I, O and P in the aggregate are $805,313 and resulted in Material Weakness #1.

Explanation Section

(A)	The adjustment of $300,000 was to reverse an accrued bonus and reduce related operating expenses for Sunil Wadhwani, iGate’s Co-Founder and Chief Executive Officer, and Ashok Trivedi, iGate’s Co-Founder and President. This adjustment was proposed in conjunction with the audit of accrued payroll and related accounts. As detailed in each respective Co-Founder’s employment agreement as filed as Exhibit 10.1(a) to the Company’s Annual Report on Form 10-K, File No. 000-21755 filed with the Commission on March 28, 2001, the yearly bonus must be approved and awarded by the Compensation Committee of the Board of Directors of the Company based upon fiscal year end results. This bonus has been historically rewarded during the quarter following the Company’s respective year-end. The bonus in question relates to fiscal year-end 2004. In February 2005, the Company’s Compensation Committee elected not to approve the Co-Founders’ bonus award. As a result, the Company recorded a fourth quarter adjustment in the amount of $300,000 to reverse the accrued bonus into income.

(B)	The adjustment of $200,000 was to reverse estimated (“IBNR”) healthcare costs and reduce related operating expenses that were deemed to be overstated based upon the Company’s healthcare payment trends as independently analyzed by the Company’s independent registered public accountants. The Company trends the IBNR based upon a rolling twelve month healthcare payment analysis. This adjustment was proposed in conjunction with the audit of accrued payroll and related accounts. The trending estimates the time period the Company’s third party administrator needs to identify, process, pay and report healthcare claims for the Company’s employees. The trending process normally takes approximately two to three months to complete after a claim is filed. The Company’s year-end trending analysis provided to its independent auditors indicated that the IBNR accrual was approximately $1,025,000. In conjunction with the audit, the Company’s independent registered public accountants performed their own analysis of the IBNR and concluded that the IBNR liability was approximately $825,000. As a result, the Company recorded a fourth quarter adjustment in the amount of $200,000 to adjust the overstated liability.

(C)

The adjustment of $1,308,890 was to record compensation expense and to increase paid-in-capital in conjunction with the Company’s modification of the Quintant acquisition, which occurred in October 2004 and is discussed more fully in the Company’s Amended

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Form 10-K filed with the Commission on May 2, 2005. During the audit, the Company’s independent auditors discovered that the Company did not calculate the compensation expense correctly and understated compensation expense by $1,308,890. As a result, the Company recorded a fourth quarter adjustment in the amount of $1,308,890 to increase compensation expense and paid-in-capital in conjunction with the transaction.

(D)	The adjustment of $275,000 was to increase revenues and direct costs for consultant hours and holiday pay not accrued as of December 31, 2004 that should have been accrued. This adjustment was proposed in conjunction with the audit of accrued payroll and related accounts and was discovered during revenue cut-off testing in the iGate Professional Services (“IPS”) segment. The adjustment had no material impact on the financial position or operations of the Company and also had no profit or loss impact.

(E)	The total adjustment of $684,766 was to reverse revenue and related accounts receivable recorded in the fourth quarter due to short pays of certain customer accounts in the amount of $354,660, customer discounts in the amount of $103,057 and revenue recognition in the amount of $227,049 related to incorrect bill rates. These adjustments were proposed during the audit of the Company’s accounts receivable balances of the IPS segment. The following describes in detail each specific component of the audit adjustment:

1.	Short pays not accounted for correctly were discovered during the accounts receivable confirmation process whereby certain customer responses to the confirmation indicated that the amount listed on the confirmation as outstanding had already been paid in full, causing the Company’s independent registered public accountants to expand their scope of work and to analyze certain customer outstanding balances under $2,000. As a result of this review, the Company recorded a fourth quarter 2004 adjustment to revenue and related accounts receivable in the amount of $354,660. It should be noted that while the majority of these incorrect billing rates were for services rendered during the fourth quarter, certain incorrect rates pertained to the first, second and third quarters of 2004, but did not have a material impact on the financial position or operations of the Company for any of these quarters.

2.	Discounts on certain customer accounts not accounted for correctly were discovered during the accounts receivable confirmation process whereby certain customer responses to the confirmation indicated that the amount listed on the confirmation as outstanding had already been paid in full, causing the Company’s independent registered public accountants to expand their scope of work. As a result of this analysis, $103,057 of customer discounts were discovered and resulted in an overstatement of revenue. It should be noted that while the majority of these discounts pertained to the fourth quarter, certain smaller amounts pertained to the first, second and third quarters of 2004, but did not have a material impact on the financial position or operations of the Company for any of these quarters.

3.

Incorrect bill rates were discovered during the accounts receivable confirmation process whereby the customer response indicated that the confirmed amount had already been paid in full, causing the Company’s independent registered public accountants to expand their scope of work. As a result of this review, $227,049 was discovered and resulted in an overstatement of revenue. It should be noted that while the majority of these incorrect billing rates were for services rendered during the

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fourth quarter, certain incorrect rates pertained to the first, second and third quarters of 2004, but did not have a material impact on the financial position or operations of the Company for any of these quarters.

(F)	The adjustment of $130,543 was to reverse revenue and related accounts receivable recorded in the fourth quarter due to credits and subsequent rebills of certain customer invoices. The adjustment was proposed as a result of the audit of the Company’s year-end cut-off procedures. These credits and subsequent rebills were a result of incorrect hours or bill rates and occurred during the normal course of the Company’s business. The adjustment was due to the credit and rebills being recorded in 2005 when the time incurred and related revenue should have been recorded during the fourth quarter of 2004. It should be noted that while the majority of these incorrect billing rates pertained to the first, second and third quarters of 2004, they did not have a material impact on the financial position or operations of the Company for any of these quarters.

(G)	The adjustment of $127,434 was to reverse revenue and related unbilled revenue. These amounts were deemed to be unbillable and were discovered during the audit of accounts receivable of the Company’s IPS segment. These amounts were deemed unbillable due to the lack of documentation or lapse of a reasonable time to bill as stated within certain customer agreements. As a result, the Company was required to record an adjustment in the fourth quarter of 2004 in the amount of $127,434. It should be noted that these amounts were related to the first nine (9) months of 2004 but did not have a material impact on the financial position or operations of the Company.

(H)	The adjustment of $67,273 was to reverse revenue and related accounts receivable as a result of incorrect billings to a large customer. These mistakes were discovered during the accounts receivable confirmation process whereby the customer response indicated that the confirmed amount had already been paid in full, causing the Company to analyze billings to this particular customer. As a result of the Company’s review, $67,273 was incorrectly billed by the Company. The majority of this occurred in the fourth quarter causing the Company to record a fourth quarter 2004 adjustment to revenue and related accounts receivable in the amount of $67,273. It should be noted that while the majority of these incorrect billings were for services rendered during the fourth quarter, certain amounts pertained to the first, second and third quarters of 2004, but did not have a material impact on the financial position or operations of the Company for any of these quarters.

(I)	The adjustment of $244,211 was to recognize revenue on certain accounts receivable credit balances that were deemed to be revenue to the Company. These particular credit balances related to expired customer relationships. It should be noted that some of these amounts related to prior quarters but did not have a material impact on the financial position or operations of the Company for any of these quarters.

(J–N)	Adjustments J through N are reclassification entries between the Company’s assets and liabilities and/or revenues and expenses and had no material impact on the financial position or operations of the Company. None of these reclassification entries affected the Company’s net income for 2004.

(O)	The adjustment of $10,231 was to recognize revenue originally recorded in 2005 but that pertained to 2004. This was proposed during the year-end audit procedures related to revenue cut-off.

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(P)	The adjustment of $49,739 was to reverse revenue and related unbilled revenue. These amounts were deemed to be unbillable and were discovered during the audit of accounts receivable. These amounts were deemed to be unbillable due to the lack of documentation or lapse of a reasonable time to bill as stated within certain customer agreements. As a result, the Company was required to record an adjustment in the fourth quarter of 2004 in the amount of $49,739. It should be noted that these amounts were related to the first nine (9) months of 2004 but did not have had a material impact on the financial position or operations of the Company for any of these quarters.

(Q)	The adjustment of $198,282 was to increase operating expense and increase the Company’s reserve for other receivables pertaining to certain loans provided to employees for education costs paid by the Company for the benefit of these employees. In prior years, the Company had provided educational assistance to certain of its employees who wished to pursue a graduate degree. The Company has not experienced a high rate of collection in collecting these employee advances and has ceased this practice. While the Company continues to work diligently with outside counsel and collection agencies in an attempt to successfully collect these outstanding balances from our ex-employees, its independent auditors proposed an adjustment to reserve the entire outstanding amount based upon unsuccessful collection experiences. As a result the Company recorded a fourth quarter 2004 adjustment to increase operating expense and increase reserve for other receivables.

(R)	The total adjustment of $150,422 consisted of $49,839 to increase depreciation expense and accumulated depreciation, $33,513 to increase other expenses and decrease other assets and $67,070 to increase other expenses and increase intercompany liabilities due from an affiliate. Each adjustment is described in detail below:

1.	The adjustment of $49,839 was to increase depreciation expense and increase accumulated depreciation for certain automobiles that should have been capitalized and depreciated in accordance with Statement Financial Accounting Standards “Accounting for Leases”. The adjustment was proposed as a result of the audit of property and equipment and was recorded by the Company as part of the audit.

2.	The adjustment of $33,513 was to expense certain costs incurred in conjunction with the Company’s acquisition of land in India that was originally capitalized as other assets. The Company acquired the land during the fourth quarter of 2004. The adjustment was proposed as a result of the audit and had no impact on prior quarters.

3.	The adjustment of $67,070 was to record other expense in connection with unfavorable currency translations on intercompany debt between the Company and its Indian subsidiary. The adjustment was recorded as a result of the audit of the Company’s intercompany accounts and had no impact on prior quarters.

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The following schedule provides each adjustment’s impact on a pre-tax loss basis. In addition, the schedule provides the Company’s assessment and analysis on a reported loss per share basis.

		Three Months Ended				Total 2004
		March 31	June 30	Sept. 30	Dec. 31
		(Dollars in thousands, except per share data)
	Audit adjustments
(A)	Reverse accrued executive bonus	$75	$75	$75	$75	$300
(B)	Reverse accrued health care IBNR	—	—	200	—	200
(C)	Quintant modification compensation expense	—	—	—	(1,309)	(1,309)
(E)	Revenue adjustment for short pays	(46)	(46)	(120)	(143)	(355)
(E)	Revenue adjustment for discounts	(13)	(13)	(35)	(42)	(103)
(E)	Revenue adjustment for incorrect bill rates	(29)	(30)	(77)	(91)	(227)
(F)	Revenue adjustment for credits & rebills	(17)	(17)	(44)	(53)	(131)
(G)	Revenue adjustment for unbillable amounts	(29)	(13)	(85)	—	(127)
(H)	Revenue adjustment for incorrect bill rates	(9)	(9)	(23)	(26)	(67)
(I)	Revenue adjustment for credit balances	32	32	82	98	244
(O)	Revenue cut-off adjustment	3	3	4	—	10
(P)	Revenue adjustment for undocumented accruals	(15)	(15)	(20)	—	(50)
(Q)	Education loan reserve	—	—	—	(198)	(198)
(R)	Capitalized leases	—	—	—	(50)	(50)
(R)	Adjust land value	—	—	—	(33)	(33)
(R)	Currency translation adjustment	—	—	—	(67)	(67)

	Pre-tax Audit adjustments impact	(48)	(33)	(43)	(1,839)	(1,963)
	Estimated Tax Benefit @ 40%	(19)	(13)	(17)	(736)	(785)

	Pro-forma Net loss impact	$(29)	$(20)	$(26)	$(1,103)	$(1,178)

Reported loss from continuing operations		$(1,922)	$(9,347)	$(1,819)	$(8,941)	$(22,029)
Pro-forma loss from continuing operations		$(1,951)	$(9,367)	$(1,845)

Reported loss per share		$(0.04)	$(0.18)	$(0.03)

Pro-forma loss per share		$(0.04)	$(0.18)	$(0.03)

Shares outstanding (In 000’s)		52,226	52,599	52,922

3.	SEC COMMENT: Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

COMPANY RESPONSE: There are no letters or written communications between the Company’s management and/or Audit Committee and its former accountants regarding any disagreements. The following are letters and written communications between the Company’s management and/or Audit Committee and its former accountants regarding reportable events:

1.	Excerpts from PricewaterhouseCoopers LLP (“PWC”) 2005 Audit Committee Report are attached in subsequent pages as part of the Company’s response and include:

•	Correspondence to the Audit Committee, dated March 23, 2005

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•	Item I. Required Communications

•	Item III. Exhibit B Adjustments Identified by PWC and Booked by Management

•	Listing of Material Weaknesses and Significant Deficiencies.

Please note that Item II of the PWC 2005 Audit Committee Report consisted of the engagement letter, billing arrangements and quarterly and year-end management representation letters that did not specifically identify or reference any reportable events and thus was excluded from this response. If the Staff wishes to review Item II, please inform the Company and it will send the Staff a copy of Item II.

2.	The following letters and written communications between the Company’ management and/or Audit Committee and its former accountants are attached in subsequent pages as part of the Company’s response and include:

1.	Letter to Ted Glyptis (PWC audit partner) dated March 25, 2005

2.	Memorandum dated March 25, 2005

3.	Executive Summary dated March 25, 2005

4.	Internal Summary dated March 25, 2005

5.	Summary of Aggregated Deficiencies (“SAD Listing”) dated March 25, 2005

6.	Letter to Ted Glyptis (PWC audit partner) dated March 28, 2005

7.	Executive Summary dated March 28, 2005

8.	Internal Summary dated March 28, 2005

9.	SAD Listing dated March 28, 2005

10.	Executive Summary dated April 11, 2005

11.	Internal Summary dated April 11, 2005

12.	SAD Listing dated April 11, 2005

13.	Executive Summary dated April 29, 2005

14.	Internal Summary dated April 29, 2005

15.	SAD Listing dated April 29, 2005

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As discussed in a telephone conversation with Christine Davis, SEC Staff Accountant, on June 7, 2005, the Company does not have in its possession a “traditional” management letter. The Company’s former registered public accounting firm did not issue such letter this year. Instead, PWC verbally addressed the matters customarily found in a traditional management letter with the Company’s Audit Committee at a meeting held on May 25, 2005 and these comments are attached in PWC’s 2005 Audit Committee Report.

In connection with the Company’s responses provided herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses, the enclosures provided herein, or would prefer to organize a conference call to discuss any unresolved matters, please do not hesitate to call me (412-787-9590). Thank you for your patience.

Very truly yours,

/s/ MICHAEL J. ZUGAY
Senior Vice President and Chief Financial Office

cc:	Sunil Wadhwani
J. Gordon Garrett
James J. Barnes, Esq.
Christine Davis
Theodore Glyptis PWC

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I. Required Communications

PricewaterhouseCoopers LLP
600 Grant Street Pittsburgh, PA 15219 Telephone (412) 355 6000 Facsimile (412) 355 8089

May 23, 2005

To the Audit Committee of the

Board of Directors of iGate Corporation

We have completed our audits of the financial statement of iGate Corporation (“the Company”) for the year ended December 31, 2004 and of the Company’s internal controls over financial reporting as of December 31, 2004. This report summarizes the results of our audits and provides related information concerning internal controls, financial reporting matters and other issues which we believe will be of interest to the Committee. We look forward to discussing this report with you on May 25, 2005. The information in this report is presented in the following sections:

I.	Required Communications

II.	Exhibit A: Other Written Materials Provided to Management

III.	Exhibit B: Adjustments Identified by PricewaterhouseCoopers and Booked by Management

IV.	Exhibit C: Listing of Material Weaknesses and Significant Deficiencies

This report is intended solely for the information and use of the Audit Committee and Company management and is not intended to be and should not be used by anyone other than these specified parties.

We appreciate the cooperation and courtesies extended to us by the members of the Audit Committee and the officers and employees of the Company during the course of our audit.

Yours very truly,

/s/ THEODORE G. GLYPTIS
Theodore G. Glyptis

iGate Corporation	2005 Audit Committee Report

Matter to be communicated	Auditor’s response
Auditor’s responsibility for conducting the Audit in Accordance with PCAOB Standards

Whether the financial statements are free of material misstatement whether caused by error or fraud, whether management’s assessment of the effectiveness of the company’s internal control over financial reporting is fairly stated in all material respects and the detection of fraud, etc.	Our responsibility is to express an opinion on 1) the financial statements, 2) management’s assessment as to whether iGate maintained effective internal control over financial reporting, and 3) the effectiveness of internal control over financial reporting. An audit conducted in accordance with PCAOB standards is designed to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and that material weaknesses in internal control over financial reporting are detected.

Significant accounting policies, including critical accounting policies and alternative treatments within generally accepted accounting principles and the auditor’s judgment about the quality of accounting principles

•      The initial selection of and changes in significant accounting policies or their application; methods used to account for significant unusual transactions; and effect of significant policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus.

•      Critical accounting policies and practices applied by the client in its financial statements and our assessment of management’s disclosures regarding such policies and practices (including any significant modifications to such disclosures proposed by us but rejected by management), the reasons why certain policies and practices are or are not considered critical, and how current and anticipated future events impact those determinations;

•      The auditor should also discuss the auditor’s judgement about the quality, not just the acceptability, of the Company’s accounting policies as applied in its financial reporting. The discussion should include such matters as consistency of accounting policies and their application, and clarity and completeness of the financial statements, including disclosures.

•      Alternative treatments within GAAP for accounting policies and practices related to material items, including recognition, measurement, presentation and disclosure alternatives, that have been discussed with client management during the current audit period, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor: Furthermore, if the accounting policy selected by management is not the policy preferred by us, discuss the reasons why management selected that policy, the policy preferred by us, and the reason we preferred the other policy.

We believe the policies selected by the Company are appropriate.

During 2004, the Company adopted the following standards:

1.      FASB Interpretation No. 46 and 46-R, Consolidation of Variable Interest Entities.

2.      EITF Issue 03-6, Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings Per Share.

The adoption of these standards had no impact on the Company’s financial position or results of operations for 2004.

Our judgements about the quality, not just the acceptability, of the Company accounting policies and underlying estimates in its financial statements were communicated in our letter to the audit committee during the third quarter dated November 9. 2004. There have been no changes in our assessment during the fourth quarter of 2004.

During 2004, we have reviewed the following transactions:

1.      Discontinued Operations of iGate Australia Pty, Ltd and Direct Resources Ltd. during the second quarter of 2004.

2.      Restructuring costs of approximately $4.9 million related to the closing of Red Brigade Ltd. in June 2004 and $.9 million related to the office lease space for the Toronto, Canada operations during the further quarter of 2004.

3.      The recast of the Company’s segments to include the results of Global Financial Services, Inc. (“GFS”) as part of the iGate Professional Services (“IPS”) segment effective April 1, 2004.

4.      The modification of the Quintant transaction in October 2004.

5.      The establishment of valuation allowances against net deferred tax assets for Red Brigade and the IGS US Branch.

PricewaterhouseCoopers	2

iGate Corporation	2005 Audit Committee Report

Matter to be communicated	Auditor’s response
Management judgements and accounting estimates

The process used by management in forming particularly sensitive accounting estimates and the basis for the auditor’s conclusion regarding the reasonableness of those estimates.

Within the scope of our audit, we are satisfied that management judgements are reasonable and supported by relevant information. Our review of management’s judgements and estimates included the following matters for the year ended December 31, 2004:

•      Accruals for management incentive bonuses

•      Restructuring accruals

•      Estimated costs to complete for fixed price contracts

•      Accruals for IBNR

•      Adequacy of allowance for doubtful accounts

•      Provision for income taxes

•      Valuation of investments

Audit adjustments

All significant audit adjustments arising from the audit, whether or not recorded by the Company, that could individually or in the aggregate have a significant effect on the financial statements. We should also inform the audit committee about uncorrected misstatements aggregated by us during the current engagement and pertaining to the latest period presented, that were determined by management to be immaterial, both individually and in the aggregate, to the financial statements taken as a whole. Any internal control deficiencies that could have prevented the misstatements.	As listed in Exhibit B of this document, the following adjustments were identified by PricewaterhouseCoopers, booked by management and reflected in the December 31, 2004 financial statements.

Material uncertainties related to events and conditions, specifically going concern issues

Any doubt regarding the entity’s ability to continue, as a going concern (if extended procedures, communicate results) and any other material uncertainties.	No matters have come to our attention which would raise doubt surrounding the Company’s ability to continue as a going concern.

Other information in documents containing audited financial information

The external auditor’s responsibility for information in a document containing audited financial statements, as well as any procedures performed and the results.	The Company does not anticipate additional SEC filings which would include financial information to be contained in its annual report on Form 10-K.

Disagreements with management

Disagreements with management, whether or not satisfactorily resolved, about matters that individually or in the aggregate could be significant to the entity’s financial statements, management’s assessment of internal control over financial reporting, the effectiveness of internal control or the auditor’s report.	No disagreements with management arose during the audit that were significant either individually or in the aggregate with respect to (1) the application of accounting principles to specific transactions, (2) judgements related to accounting estimates, (3) scope of the audit, or (4) disclosures to be included in the financial statements.

PricewaterhouseCoopers	3

iGate Corporation	2005 Audit Committee Report

Matter to be communicated	Auditor’s response
Consultation with other accountants

When management has consulted with other accountants about significant accounting or auditing matters.	We are not aware of any situation where management has consulted with other accountants regarding auditing and accounting matters.

Major issues discussed with management prior to retention

Any major accounting, auditing or reporting issues discussed with management in connection with our initial or recurring retention.	Prior to our retention as the Company’s external independent auditors for 2004, we did not have discussions with the audit committee related to significant accounting and reporting matters.

Difficulties encountered in performing the audit

Serious difficulties encountered in dealing with management that relate to the performance of the audit.	We have encountered no significant difficulties in the performance of our work.

Internal control deficiencies

Any significant deficiencies or material weaknesses in the design or operation of internal control that came to the auditor’s attention during the audit.	Within the scope of our integrated audit, three material weaknesses and 78 significant deficiencies were identified. These items have been listed in Exhibit C of this document.

Fraud and illegal acts

Fraud involving senior management, or those responsible for internal controls, or causing a material misstatement of the financial statements, where the auditor determines there is evidence that such fraud may exist. Any illegal acts coming to the auditor’s attention involving senior management and any other illegal acts, unless clearly inconsequential.	Within the scope of our integrated audit, we did not become aware of any errors, fraud, or illegal acts.

Independence

Reaffirm our independence of the Company and update the audit committee on all relationships between the auditor and its related entities and the company and its related entities that in the auditor’s professional judgment may reasonably be thought to bear on independence.	Our annual independence communication as required by ISB No. 1 was included in our report to the Audit Committee dated May 24, 2004 describing our preliminary 2004 audit plan. We are not aware of any matters that have arisen since then that would cause us not to be independent with respect to iGate.

Other material written communications

Exhibit A contains other written materials provided to management.

Material written communications between us and iGate management included:

•      Audit engagement letter and amendments

•      Quarterly management representation letters

•      Year-end management representation letter

PricewaterhouseCoopers	4

III. Exhibit B

Adjustments Identified by PricewaterhouseCoopers and Booked by Management

iGate Corporation	2005 Audit Committee Report

	Business Unit	G/L Accounts	Revenue	COS	SG&A	Other Exp	Net Income	Assets	Liabilities	Equity
iGate Corporate entry # 1
Accrued bonus	73	2203							$300,000
Exec bonus expense	73	6300			$(300,000)		$300,000
iGate Corporate entry # 2
Accrued health care IBNR	73	2208							$200,000
Claim expense	73	6124			$(200,000)		$200,000
iGate Corporate entry # 3
Compensation Expense	73	6300			$1,308,890		$(1,308,890)
Additional Paid-in Capital	73	3500								$(1,308,890)
Quintant Modification
iGate Mastech entry # 1
Revenue adj for lag	81	4000	$275,000
Unbilled A/R adj for lag	81	1201						$275,000
Payroll exp for lag	81	5100		$165,000
Holiday exp for lag	81	5120		$110,000					$(275,000)
Accrual for lag		2200					$—
iGate Mastech entry # 2
Revenue adj for short pays	81	4000	$(354,660)
A/R adj for short pays	81	1200					$(354,660)	$(354,660)
Revenue adj for discounts	81	4000	$(103,057)
A/R adj for discounts	81	1200					$(103,057)	$(103,057)
Revenue recognition adj	81	4000	$(227,049)
A/R adj for recognition	81	1200					$(227,049)	$(227,049)
iGate Mastech entry # 3
Rev adj Credits/Rebills	81	4000	$(130,543)
A/R adj Credits/Rebills	81	1200					$(130,543)	$(130,543)
iGate Mastech entry # 4
Revenue adj for pending	81	4000	$(127,434)
Unbilled A/R adj for pending	81	1201					$(127,434)	$(127,434)
iGate Mastech entry # 5
Rev adj Keane project	81	4000	$(67,273)
A/R adj Keane project	81	1200					$(67,273)	$(67,273)

PricewaterhouseCoopers	7

iGate Corporation	2005 Audit Committee Report

	Business Unit	G/L Accounts	Revenue	COS	SG&A	Other Exp	Net Income	Assets	Liabilities	Equity
iGate Mastech entry # 6
Rev adj Credits in A/R	81	4000	$244,211
A/R adj Credits in A/R	81	1200					$244,211	$244,211
A/R adj Credits in A/R	81	1200						$117,000
Other accd liability adj Credits in A/R	81	2391							$(117,000)
iGate Mastech entry # 7
Cash	81	1001						$208,843
Accounts payable	81	2000							$(26,843)
Prepaids – Monster.com	81	1280						$(182,000)
To reclass the disbursements not paid until 2005; however recorded in 2004
iGate Mastech entry # 8
Cash	81	1001						$128,000
Accounts Payable	81	2000							$(128,000)
To reverse the Canada intercompany payable amount that was canceled and reissued in 2005
CE entry # 1
A/R – A/P elim adj for interco billings	CE	2000							$1,513,278
A/R – A/P elim adj for interco billings	CE	1200						$(1,513,278)
E50 entry # 1
Revenue adj for I/C billings	E50	4000	$(680,943)
Subcontractor adj for I/C billings	E50	5265		$(680,943)			$—
Revenue adj for intercompany billings
E81 entry # 1
Revenue adj for I/C billings	E81	4000	$(87,962)
Subcontractor adj for I/C billings	E81	5265		$(87,962)			$—
Revenue adj for intercompany billings
iGate Mastech Canada entry # 1
Revenue adj for VMS	11	4000	$335,140
Unbilled A/R adj for VMS	11	1201						$335,140
Subcontractor exp for VMS	11	5260		$324,909					$(324,909)
Accrual for VMS	11	2003					$10,231
iGate Mastech Canada entry # 2
Revenue adj for Pends	11	4000	$(49,739)				$(49,739)
Unbilled A/R adj for Pends	11	1201						$(49,739)

PricewaterhouseCoopers	8

iGate Corporation	2005 Audit Committee Report

	Business Unit	G/L Accounts	Revenue	COS	SG&A	Other Exp	Net Income	Assets	Liabilities	Equity
iGate Mastech Canada entry # 3
Misc Expense	11	7159			$198,282		$(198,282)
MBA Loans reserve @ 100%	11	1242						$(198,282)
iGS U.S. GAAP adjustments
Capitalize 65 cars in India	50	1510						$769,300
Capitalize 65 cars in India		2031							$(690,697)
Capitalize 65 cars in India		5120		$(32,262)			$32,262
Capitalize 65 cars in India		6120			$(46,341)		$46,341
Capitalize 65 cars in India		7350			$128,442		$(128,442)
Capitalize 65 cars in India		1625						$(84,649)
Capitalize 65 cars in India		1610						$(43,793)
Saint life Registration		7070			$33,513		$(33,513)
Saint life Registration	50	1555						$(33,513)
CTA on loan and debtors		8062				$67,070	$(67,070)
CTA on loan and debtors		3715							$(67,070)

			$(974,309)	$(201,258)	$1,122,786	$67,070	$(1,962,907)	$(1,037,776)	$383,759	$(1,308,890)

PricewaterhouseCoopers	9

IV. Exhibit C

Listing of Material Weaknesses and Significant Deficiencies

iGate Corporation	2005 Audit Committee Report

Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed in Conjunction with An Audit of Financial Statements, requires us to communicate in writing to management and the Audit Committee all significant deficiencies and material weaknesses identified during the audit.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected.

A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.

During our 2004 audit, of the Company’s internal control over financial reporting as of December 31, 2004, we identified three material weaknesses and 78 significant deficiencies as discussed below.

MATERIAL WEAKNESSES

During our audit, we identified and reported on the following material weaknesses:

1.	As of December 31, 2004, the Company did not maintain effective controls over the accounting for customer accounts receivable and the corresponding revenue. Specifically, the Company had ineffective controls over restricted system access to the accounts receivable module, monitoring of cash payments received from customers and the issuance of customer credit memos and discounts. This deficiency resulted in an audit adjustment to the 2004 consolidated financial statements. Additionally, this control deficiency could result in a misstatement to customer accounts receivable and the corresponding revenue that could result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

2.	As of December 31, 2004, the Company did not maintain effective controls over the calculation and review of deferred compensation and the corresponding compensation expense. Specifically, the Company’s controls did not identify a computational error in determining the amount of compensation expense to be recognized from the cancellation of 2.1 million shares of restricted stock and the related cash payments made to the Quintant Inc. founders. This control deficiency resulted in an audit adjustment to the 2004 consolidated financial statements. Additionally, this deficiency could result in a misstatement to deferred compensation and the corresponding compensation expense that could result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

3.	As of December 31, 2004, the Company did not maintain effective controls over the calculation and review of income taxes, including the determination of income taxes payable, deferred income tax assets and liabilities and the related income tax provision. Specifically, the Company did not perform an effective review of income tax calculations performed by foreign subsidiaries that are included in the consolidated income tax provision. In addition, the Company did not maintain effective controls over the access and use of the applications used in the computation of the consolidated income tax provision. This control deficiency resulted in an adjustment to the second quarter 2004 consolidated financial statements. Additionally, this control deficiency could result in a misstatement to income taxes payable, deferred income tax assets and liabilities and the related income tax provision that could result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

PricewaterhouseCoopers	11

iGate Corporation	2005 Audit Committee Report

SIGNIFICANT DEFICIENCIES:

In addition to the material weaknesses disclosed on the financial statement opinion, numerous significant deficiencies were identified and have been included in the table below:

SAD Ref	Description	Business Unit	Process	Rated
8	PwC noted that closing checklists were completed by the manager of financial reporting indicating that all recurring entries and trial balance uploads were made into PeopleSoft, however, there was no indication of review of the checklists by the treasurer nor does there appear to be a review by the manager of financial accounting or the treasurer prior to upload.	Corporate	Financial Accounting & Reporting	SD

9	There was no formal documentation of review or formal documentation of the process of review of the journal entries by the manager of financial reporting or the treasurer prior to posting although it appears that the treasurer has initialled each journal entry as reviewed after posting	Corporate	Financial Accounting & Reporting	SD

10	It was noted that with respect to the transactions posted to U.S. non-operating entities and the resulting trial balances that are uploaded, there is no formal documentation of review of the transactions prior to upload by the manager of financial reporting or by the treasurer.	Corporate	Financial Accounting & Reporting	SD

11	Based upon the results of our testing and discussion with the manager of financial reporting, there was no evidence of the validation of the PeopleSoft currency translation. It was noted, based upon our discussion with the manager of financial reporting that he performs this query once a month on-line only and did not maintain any evidence of the query or the results for the year except for December 2004	Corporate	Financial Accounting & Reporting	SD

12	Based upon review of the financial reporting responsibility matrix that included responsibilities for both the quarter and year end procedures, there was no indication either by initialling, sign-off or other notation that any of the responsibilities or activities as annotated on the list had been carried out.	Corporate	Financial Accounting & Reporting	SD

13	Based upon our inquiries and evidence received, we noted that no reporting log is maintained and all significant reporting issues are not documented but rather discussed with senior management and the audit committee. The treasurer provided, on a summary level, a reporting and disclosure template that provides some points on a very high level to consider as well as a high level summary of points discussed. It was noted that there was no signoff as reviewed by either the manager of financial reporting, the treasurer, CFO or CEO or evidence that the matters were discussed (meeting notes, comments of financial statements, etc.).	Corporate	Financial Accounting & Reporting	SD

PricewaterhouseCoopers	12

iGate Corporation	2005 Audit Committee Report

SAD Ref	Description	Business Unit	Process	Rated
14	Management did not assess, evaluate and ensure that there was adequate design and operational effectiveness with respect to financial statement footnote disclosures.	Consolidated iGate Corporation	Financial Accounting & Reporting	SD

15	There is a lack of comprehensive oversight of the financial results and developments of IGS at the iGate Corporate level. Instances such as the failure to record certain external auditor adjustments were noted.	Corporate	Financial Accounting & Reporting	SD

16	Instances have been noted whereby the completeness of the Company’s Intercompany Eliminations process was not evident. As a result of this lack of completeness, 2 year-end audit adjustments were recorded to eliminate the impact of these transactions.	Corporate	Financial Accounting & Reporting	SD

18	Although there is some limited review by the CFO of goodwill, it appears based upon discussion and review of the process with the treasurer, a goodwill analysis is performed annually and has not been reviewed quarterly for any triggering events which would require analyzing the Company’s goodwill for impairment.	Corporate	Financial Accounting & Reporting	SD

19	One instance was noted during FY 04 whereby management was late in filing an SEC document Form 8-K, Report of unscheduled material events or corporate event.	ALL	Financial Accounting & Reporting	SD

IND APP 20	Market rate information is used for transaction processing when converting currency rates. 55 OPRID’s have access to this function by virtue of being attached to the GL user role.	India	Financial Accounting & Reporting	SD

IND APP 21	Multicurrency transaction options are used for defining options related to converting currency rates. 55 OPRID’s have access to this function by virtue of being attached to the GL user role.	India	Financial Accounting & Reporting	SD

IND APP 3

There are non finance users such as the IS team including Help desk team who have access to enter journal entries.

Certain Users within Finance team also have access to this function which is not compatible to the roles that they perform

		India	Financial Accounting & Reporting	SD

IND APP 34	The file for provision is stored in a separate folder on shared server. Files are not password protected, but the folder is accessed only by concerned personnel in the Accounts Department. Certain financial information are stored in the shared folder ‘Accounts$’ – access to which is restricted to concerned personnel in the Accounts Department.	India	Financial Accounting & Reporting	SD

PricewaterhouseCoopers	13

iGate Corporation	2005 Audit Committee Report

SAD Ref	Description	Business Unit	Process	Rated
IND APP 35	However, all the personnel in the Accounts Department have access to all the folders in the ‘Accounts$’ folder. The access may be restricted to the personnel only to the relevant sub-folders within the ‘Accounts$’ folder and not to the entire folder. This would ensure security of data.	India	Financial Accounting & Reporting	SD

The input files are stored in a separate folder on shared server. Files are not protected by any password but the folder access is restricted to the concerned person in the Accounts Department.

IND APP 36	Access to the shared folder is available to all the personnel of the accounts department. The access to the sub folders of the different locations should be restricted only to the concerned person and to the corporate MIS team.	India	Financial Accounting & Reporting	SD

IND APP 37	The output files are stored in a separate folder on shared server and the files are not password protected.	India	Financial Accounting & Reporting	SD

IND APP 38	The US GAAP financials are stored in the shared folder in the server.	India	Financial Accounting & Reporting	SD

IND APP 4	There are non finance users such as the IS team including Help desk team who have access to edit journal entries. Certain Users within the Finance team also have access to this function which is not compatible to the roles that they perform.	India	Financial Accounting & Reporting	SD

IND APP 5	There are non finance users such as the IS team including Help desk team who have access to mark journal entries for posting. Certain Users within the Finance team also have access to this function which is not compatible to the roles that they perform.	India	Financial Accounting & Reporting	SD

IND APP 6	There are non finance users such as the IS team including Help desk team who have access to post journal entries. Certain Users within the Finance team also have access to this function which is not compatible to the roles that they perform.	India	Financial Accounting & Reporting	SD

IND APP 7	There are non finance users such as the IS team including Help desk team who have access to unpost journal entries. Certain Users within the Finance team also have access to this function which is not compatible to the roles that they perform.	India	Financial Accounting & Reporting	SD

SOD 1	Duties are not appropriately segregated within the G/L, P&P, and R&R functions for PeopleSoft 7.5 US and CA instances (FAR specific).	Corporate and India	Financial Accounting & Reporting	SD

PricewaterhouseCoopers	14

iGate Corporation	2005 Audit Committee Report

SAD Ref	Description	Business Unit	Process	Rated
SPDST 1	Controls were not implemented to support access, change maintenance, input, and version control along with the security and integrity of data for financially significant spreadsheets.	Corporate and India	Financial Accounting & Reporting	SD

28	There is lack of segregation of duties - AR4	Canada	Trade Accounts Receivable	SD

30	No company policy stating how the Allowance for Bad Debt is determined and estimated by Management - AR15.	Canada	Trade Accounts Receivable	SD

45	Corporate Elimination adjustment for intercompany billings identified by PwC and booked by the client; Trade A/R and Trade A/P; Decrease in Trade A/R and Trade A/P of $1,513,278. The adjustment resulted from an operating deficiency, whereas the intercompany balances reconciliation and eliminations failed.	Corporate	Trade Accounts Receivable	SD

46	Corporate Elimination adjustment for intercompany billings identified by PwC and booked by the client; Sales and Direct Costs; Decrease in Sales and Direct Costs of $768,905. The adjustment resulted from an operating deficiency, whereas the intercompany balances reconciliation and eliminations failed.	Corporate / Canada	Trade Accounts Receivable	SD

49	GFS - Mastech Emplifi Allowance for doubtful accounts adjustment identified by management and booked; Allowance for Doubtful Accounts and Expense; Increase in Allowance for Doubtful Accounts and Expense of $466,000. The adjustment resulted from an operating deficiency, whereas the review of a subjective estimate failed.	GFS	Trade Accounts Receivable	SD

IND APP 33	Persons not performing the Receivables function have access to this role.	India	Trade Accounts Receivable	SD

SPOST 1	Controls were not implemented to support access, change maintenance, input, and version control along with the security and integrity of data for financially significant spreadsheets.	Corporate and India	Trade Accounts Receivable	SD

43	Corporate bonus adjustment identified by PwC and booked by the client; Accrued Bonuses and Exec Bonus Expense adjustment; Decrease in accrued bonus and exec bonus expense of $300,000. The adjustment resulted from an operating deficiency, whereas the review of a subjective estimate failed.	Corporate	Trade Accounts Payable & Accrued Liabilities	SD

50	Mastech Emplifi payroll and holiday accrual adjustment identified by PwC and booked by client: P&L impact of $275,000 Increase in Sales and Increase of $165,000 Payroll and $110,000 Holiday Expense: $275,000 Increase Unbilled A/R and Accrued liabilities. The adjustment resulted from an operating deficiency, whereas the review of a subjective estimate failed.	Mastech Emplifi	Trade Accounts Payable & Accrued Liabilities	SD

PricewaterhouseCoopers	15

iGate Corporation	2005 Audit Committee Report

SAD Ref	Description	Business Unit	Process	Rated
52	Mastech Emplifi intercompany billing audit adjustment identified by PwC and booked by the client; Trade A/P and Cash; Increase in Cash and Trade A/P of $182,000. The adjustment resulted from an operating deficiency, whereas old outstanding items were not researched and cleared in a timely manner (i.e. reconciliations).	Mastech Emplifi	Trade Accounts Payable & Accrued Liabilities	SD

53	Canada VMS accrual audit adjustment identified by PwC and booked by client; Sales, Direct Costs, Unbilled A/R and Accrued Liabilities; Increase in Sales and Unbilled A/R of $335,140 and Direct Costs of $324,909 and Accrued Liabilities of $10,231.	Canada	Trade Accounts Payable & Accrued Liabilities	SD

69	Lack of Controller review of EFT payments files.	BU 11	Trade Accounts Payable & Accrued Liabilities	SD

70	All AP executives have the right to setup a new vendor account. No authorization is required to create/modify vendor accounts.	BU 50	Trade Accounts Payable & Accrued Liabilities	SD

IND APP 22	Certain IS users like Helpdesk, tech leads, have been given access to enter and maintain AP vouchers, payments and vendor standing date. All finance people who have access to enter AP vouchers also have the access to make payments and change vendor standing date.	India	Trade Accounts Payable & Accrued Liabilities	SD

IND APP 23

AP administrator role has access to make changes to critical control information related to the AP sub-system such as Bank information, Payables definition etc, 3 OPRID’s who have access to this function, including IS persons, are:

1. Swadhin Kumar Patel

2. Bhaskar DeBiswas

3. Sambasivam Kailasam

		India	Trade Accounts Payable & Accrued Liabilities	SD

IND APP 24	Users having the AP user role (52 OPRID’s) have access for loading assets for import to the AM module.	India	Trade Accounts Payable & Accrued Liabilities	SD

APD 92	PSAUDIT table is not reviewed proactively to identify vendor entries that were modified or added. The review is performed whenever there is a need to investigate suspicious activity and there is no documentation of that review retained.	Pittsburgh	Trade Accounts Payable & Accrued Liabilities	SD

SOD 1	Duties are not appropriately segregated within the G/L, P&P and R&R functions for PeopleSoft 7.5 US and CA instances.	Corporate and India	Trade Accounts Payable & Accrued Liabilities	SD

SPDST 1	Controls were not implemented to support access, change maintenance, input, and version control along with the security and integrity of data for financially significant spreadsheets.	Corporate and India	Trade Accounts Payable & Accrued Liabilities	SD

PricewaterhouseCoopers	16

iGate Corporation	2005 Audit Committee Report

SAD Ref	Description	Business Unit	Process	Rated
91	Control Testing Exception: Segregation of duties, the corporate treasurer independently reviews the income tax calculation on a quarterly basis. Client Control Identification: T–1.	Corporate	Income Taxes	SD

92	Control Testing Exception: Restricted Access to People Soft 7.5. We noted during our testing, the corporate tax manager, who prepared the income tax accrual, had super-user access to the PeopleSoft 7.5 system. Control identification T-2.	Corporate	Income Taxes	SD

93	Control Testing Exception: No evidence of review and completion of checklist with retained supporting evidence for the following items related to the income tax accrual: 1. Updates for any new process documentation for any known tax laws accounting changes, 2. Updates for any new permanent tax items, 3. The Tax Manager e-mails the Manager of Financial Reporting the balance of Income Before Tax (IBT) used in the final tax provision calculation requesting that he confirm it is the final IBT for financial reporting purposes. We noted no sign-off and review of this documentation for the third quarter. As this is a quarterly control. this is testing deficiency. Control Identification T-5.	Corporate	Income Taxes	SD

98	Control Testing Exception: Each quarter, the Director of Taxes ensures that approved adjustments were input correctly into PeopleSoft by the Accounting Manager by tying the ending balances per the final Tax Provision/Accrual Adjustment spreadsheet for the quarter to the general ledger balances. There is no evidence of review of this control for the third quarter. Review was only evidenced for the fourth quarter Control Identification T-11.	Corporate	Income Taxes	SD

54	iGS US GAAP audit adjustment identified by PwC and booked by client; Increase in PP&E of $769,300 and Payables of $690,697 and SG&A of $46,341 and Direct Costs of $32,262.	iGS	PP&E	SD

55	iGS US GAAP audit adjustment identified by PwC and booked by client; Increase in Accum Dep. And SG&A of $128,442.	iGS	PP&E	SD

56	iGS US GAAP audit adjustment identified by PwC and booked by client; Decrease in Land and Increase in SG&A of $33,513.	iGS	PP&E	SD

86	Depreciation has been calculated wrongly for certain assets.	BPO- Fixed Assets	PP&E	SD

87	No evidence of review of the asset details maintained in the excel sheet.	BPO- Fixed Assets	PP&E	SD

SOD 1	Duties are not appropriately segregated within the G/L, P&P and R&R functions for PeopleSoft 7.5 US and CA instances.	Corporate and India	PP&E	SD

PricewaterhouseCoopers	17

iGate Corporation	2005 Audit Committee Report

SAD Ref	Description	Business Unit	Process	Rated
SPDST 1	Controls were not implemented to support access, change maintenance, input, and version control along with the security and integrity of data for financially significant spreadsheets.	Corporate and India	PP&E	SD

74	Review of SAS 70 Report and the related necessary client controls was not formally performed.	Canada	Payroll	SD

APD 3	iGate’s documentation and testing does not demonstrate that periodic reviews of direct Oracle data access were occurring.	Pittsburgh	GCC	SD

IND PD/PC 4	Members of the Development team migrated the modules to the test environment for the PeopleSoft 8.8 implementation.	India	GCC	SD

IND PD/PC 9	Evidence was not obtained for change control logs with details of changes made and tracked within the PeopleSoft system; therefore, we could not confirm that all changes followed the change control process.	India	GCC	SD

IND CO 20	Changes to access to Share folders in file servers, where financial and account information is retained, was not recorded.	India	GCC	SD

ADP 18	No documentation was maintained to demonstrate the formal process of the initial request, authorization, testing, or approval for migration for any of the seven changes made to PeopleSoft 7.5 in 2004.	Pittsburgh	GCC	SD

APD 21	Terminated employee’s access is not revoked in a timely manner for PeopleSoft 7.5.	Pittsburgh	GCC	SD

SPDST 1	Controls were not implemented to supporting access, change maintenance, input, and version control along with the security and integrity of data for financially significant spreadsheets.	Pittsburgh	GCC	SD

IND APD 2	Help desk tracks user request for project related information only. The request for the project related information is communicated as part of Software Project Plan (SPP).	India	GCC	SD

IND APD 17	Helpdesk users who are a part of the IS team have been found to have access to most critical functions within the PS system.	India	GCC	SD

IND APD 18	The id VP1, a PeopleSoft delivered id, is shared among multiple individuals to perform administrative functions. Individual accountability is not maintained. There is no person performing the role of PeopleSoft security Administrator.	India	GCC	SD

IND APD 19	The management documentation on PeopleSoft did not contain the following: 1. The process of User ID creation and deletion. 2. Grant of roles on creation. 3. The process of attaching additional roles.	India	GCC	SD

PricewaterhouseCoopers	18

iGate Corporation	2005 Audit Committee Report

SAD Ref	Description	Business Unit	Process	Rated
IND APD 20	The management’s access control matrix does not analyze the actual duties performed by each user and does not establish the link between the work performed by the user and his defined role in PeopleSoft.	India	GCC	SD

IND APD 21	The management’s access control matrix does not list the permission lists. Since PeopleSoft 8.8 access is ultimately decided by the permission lists that a user can access through the roles assigned to him/her, it is relevant to identify whether the permission lists exists.	India	GCC	SD

IND APD 22	The change control option for tracking changes to objects within Peopletools has not been enabled. Therefore, it is not possible to track any change made in the production environment.	India	GCC	SD

IND APD 23	Authorization to make/modify change control settings within PeopleSoft is available with 11 users in addition to 6 PeopleSoft application power users IS development personnel also have access to this feature. These access permissions are inappropriate.	India	GCC	SD

IND APD 24

Authorization to migrate changes to production environment is available with 10 users in addition to 6 PeopleSoft application power users.

IS personnel also have the authorization to migrate changes to production.

		India	GCC	SD

IND APD 30	Of the 22 default OPRID’s delivered by PeopleSoft, 5 are being maintained by IT team. Of these, the default password of PSAPPS has not been changed. We were informed that this will be changed. The remaining 17, default OPRID’s are maintained by the IS team.	India	GCC	SD

IND APD 32	There are 19 OPRID’s having access to PeopleSoft System Administration Tools. IS Helpdesk persons have access to PeopleSoft Administration Tools.	India	GCC	SD

IND APP 1	There are 27 OPRIDS’s having access to PeopleSoft Tree Manager. The Tree Manager has access to change the Chart of Account groupings.	India	GCC	SD

IND APP 2	The IS development team has access to Finance roles in production environment.	India	GCC	SD

IND APP 33	Persons not performing the Receivables function have access to this role. Billing Users have access to this role. Access to this role permits users to process collections.	India	GCC	SD

iGate Identified	Segregation of duties issue within the Accounts Payable function whereby the same individual who processes payments also is able to establish vendors.	India	GCC	SD

PricewaterhouseCoopers	19

Table of Contents

1.	Letter to Ted Glyptis (PWC) dated March 25, 2005	1

2.	Memorandum dated March 25, 2005	2

3.	Executive Summary dated March 25, 2005	4

4.	Internal Summary dated March 25, 2005	17

5.	Summary of Aggregated Deficiencies (“SAD Listing”) dated March 25, 2005	31

6.	Letter to Ted Glyptis (PWC) dated March 28, 2005	48

7.	Executive Summary dated March 28, 2005	49

8.	Internal Summary dated March 28, 2005	62

9.	Summary of Aggregated Deficiencies (“SAD Listing”) dated March 28, 2005	76

10.	Executive Summary dated April 11, 2005	86

11.	Internal Summary dated April 11, 2005	99

12.	Summary of Aggregated Deficiencies (“SAD Listing”) dated April 11, 2005	113

13.	Executive Summary dated April 29, 2005	119

14.	Internal Summary dated April 29, 2005	133

15.	Summary of Aggregated Deficiencies (“SAD Listing”) dated April 29, 2005	148

March 25, 2005

Mr. Theodore Glyptis

PriceWaterhouseCoopers LLP

600 Grant Street

Pittsburgh, PA 15219

Dear Ted:

Pursuant to your request, we’re providing you with this draft of management’s internal Sarbanes-Oxley report on the Company’s internal controls. However, please understand that this document is not complete and does not include the following:

1.	Final audit adjustments identified in the billing, collection and receivables areas.

2.	Potential additional deficiencies related to general computer controls in India. (We’re awaiting SAD listing from IGS after their review with PWC India).

3.	Management’s review of the controls associated with PeopleSoft Version 7.5 at our Pittsburgh location.

In addition to this, we have determined that the UK branch of IGS is outside the scope of this SOX project (see attached memorandum).

It’s our intention to include items #1 and #2 described above in a revised report and to present this updated document to you by the close of business on Monday, March 28, 2005.

If you have any questions or need further clarification at this time, please see me.

Sincerely,

/s/ MICHAEL J. ZUGAY
Michael J. Zugay
Sr. Vice President & CFO

MJZ/dmm

Attachment

cc:	James Barnes

Memorandum

Sarbanes-Oxley 2004

RE: Treatment of UK branch of IGS relative to SOX project scope

Date: March 25, 2005

This memo is meant to clarify iGATE Management’s decision as it relates to the exclusion of the UK branch of IGS from its 12/31/04 Sarbanes-Oxley (SOX) scoping.

The exercise Management has performed to determine which individual entities\branches of the iGATE Corporation are to be in scope for SOX documentation and testing consisted of two primary measures:

1.	From a Balance Sheet perspective, the company determined scope based upon the gross Accounts Receivable balance.

2.	From an Income Statement perspective, the company determined scope based upon the Sales balance.

All entities\branches with a scope percentage of either of the above measures that was greater than 5% at 12/31/04 was deemed to be in scope.

As illustrated by the below analysis, the UK branch scoping results as of 12/31/04 were 4.96% and 3.41% of accounts receivable and sales respectively. Based upon these results, Management has excluded the UK branch of IGS from its 12/31/04 SOX scope.

Note: refer to the 12/31/04 Management Communication Document for a more detailed analysis of scoping procedures as well as discussion relating to those entities\branches that are in-scope.

Quantification of the above measures as it relates to the UK is as follows:

Accounts Receivable:

	UK AR		Total AR		%
3/31	2,002,377		61,745,032		3.24%
6/30	2,242,546		51,591,133		4.35%
9/30	3,435,388		61,195,760		5.61%*
12/31	2,619,795	**	52,784,222	***	4.96%

*	Increase was the direct result of the BPO transition to India; management expectations were for the resulting percentage to return to below a 5% threshold by year-end.

**	Unadjusted balance less those invoices greater than 10 months outstanding that management has deemed to be un-collectible (7 total invoices); $2,694,944 - $75,149 = $2,619,795.

***	Unadjusted balance less total accounts receivable impact of non-intercompany related audit adjustments $53,452,801 - $668,579 = $52,784,222.

Sales:

	UK Sales	Total Sales		%
3/31	1,743,822	86,278,874		2.02%
6/30	3,403,708	129,930,866		2.62%
9/31	7,204,744	217,035,920		3.32%
12/31	9,720,781	285,243,212	*	3.41%

*	Unadjusted balance less total revenue impact of audit adjustments $286,247,729 - $1,004,517 = $285,243,212

iGATE Corporation

Sarbanes-Oxley Act: Section 404

Management Communication Document

As of 12/31/2004 dated March 25, 2005

Section I: Executive Summary

Please note this document refers only to Section 404 of The Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley Act).

This document provides an overview/summary of those procedures performed by the iGATE Corporation relative to its Section 404 effort. Each of the below sections of this document is supported by detailed work-papers and narratives (all which have been physically consolidated at the Company’s Pittsburgh office); taken together, this document and its corresponding detail, represent the Company’s 404 effort.

The Company’s 404 effort resulted in the identification of 14 deficiencies at December 31, 2004. On an individual basis, these 14 deficiencies are comprised of 3 significant deficiencies, and 11 internal control deficiencies. On an aggregated basis, 1 significant deficiency exists as the 3 individual significant deficiencies were aggregated on the basis of related significant accounts. No material weaknesses were noted. Based upon these deficiencies and the overall internal effort performed during the Fiscal Year 2004, Management has concluded that the Company’s internal control environment over financial reporting is effective.

Section II: Project Initiation

iGATE Corporation’s (the Company) formal response to The Public Company Accounting Reform and Investor Protection Act of 2002 (the Sarbanes-Oxley Act, the Act, or SOX that was enacted in July 2002) began on September 10, 2002. On this September 10 date, iGATE’s Audit Committee (AC) was briefed on the Act by both its external SEC counsel (Reed Smith) as well as its external auditors (PriceWaterhouseCoopers).

As the implications of the Act were clarified, the AC was kept current by external auditors and SEC counsel, as evidenced during its 2/3/03 and 5/28/03 meetings. It was during the 5/28/03 meeting that a RESOLUTION was passed by the AC to commit the resources necessary for the iGATE Corporation’s compliance with the Act. Pursuant to this resolution, a SOX Project Manager was hired on 9/15/03, and formal project planning and initiation began. Since this date, the AC has received continual updates on the SOX implementation, as evidenced by minutes for the following meetings: 10/28/03, 3/24/04, 4/1/04, 5/27/04, 9/23/04, and 1/28/05.

It should be noted that on 12/12/03 iGATE CFO Mike Zugay executed an ‘Engagement Letter’ with PriceWaterhouseCoopers (PWC) for the “Sarbanes-Oxley Act Section 404

Readiness Planning and Assessment.” A copy of this engagement letter can be found in the Appendix.

Project Oversight

The Company’s day-to-day SOX compliance (the Project) is overseen by Keith Conte, SOX Project Manager (PM) [refer to the Appendix for Keith’s resume/cv]. Keith is based in Pittsburgh, and reports directly to the Company’s Treasurer, Mike Fox, who subsequently reports to the Company’s CFO, Mike Zugay. The PM is a solely dedicated SOX headcount. On an informal basis, Keith provides near daily updates to the Treasurer, weekly updates to the CFO, and monthly updates to the CEO. As noted above, Keith provides formal updates to the AC on a periodic basis.

Given the Company’s large transaction processing presence in India (as discussed in Section III below), an on-site (Bangalore, India) resource was added in July, 2004. This resource, Sunil Putty (refer to the Appendix for Sunil’s resume/cv), reports directly to Keith Conte. Keith and Sunil communicate via phone conference at least 3 times a week, and daily via e-mail. In addition, Keith has traveled to Bangalore 4 times in FY04 (twice after Sunil’s joining date). Keith has managed the Project on a global basis, and has incorporated all efforts into one consolidated SOX compliance output; all SOX references in this document (unless otherwise stated) are from a global perspective.

From its inception, the Project has received executive sponsorship and commitment.

Project Management

The Project’s day-to-day management is captured in a task tracking listing/schedule. A copy of this document can be found in the Appendix.

Section III: Scoping and Planning

As of 12/31/2004, the Company is comprised of 43 separate business units/branches. Of these 43 units, 23 are non-operating (i.e. no revenue generation), 1 is corporate management (BU 73), and 19 are operating. These 43 segments are managed by 3 separate groups: IGS, IPS, and Corporate.

Scoping

To determine the scope of the Project, management considered significant accounts, disclosures, and business processes/cycles. The consideration upon each of these areas was based upon both quantitative and qualitative factors.

Three Quantitative Factors were considered:

1.	For each of the 12/31/04 consolidated balance sheet and income statement, the largest individual line items were selected (outside of equity); gross accounts receivable from the balance sheet, and sales from the income statement.

The total of these largest individual line items was then used as the denominator, and the balance for each of the 43 business unites was used as the numerator. Using this calculation, all financial statement line items of those branches whose percentages were greater than 5% for both of these line items were deemed to be in scope.

2.	For those business units that met the above first step, a check was performed for the sum of the total of the largest line item to ensure that at least 60% to 70% of the largest line item total was covered.

3.	With steps #1 and #2 complete, a final check was performed on the remaining line items other than the largest individual sums to ensure that all other line items had at least 50% total coverage. If 50% coverage was not obtained via step #1, then the largest individual balances (both positive and negative balances) in the other remaining business units (those units not in the original scooping exercise) were selected on a one-off basis until at least 50% coverage was obtained.

The above quantitative factors allowed management to determine the location of significant accounts. The above factors were extracted from PWC guidance entitled Practical Guidance for Management, July 2004, specifically Section III, pages 18-26. The above exercise was performed quarterly. Refer to the Appendix for the 12/31/04 scoping documents.

Specifically, the above quantitative factors produced the following results relative to both the 12/31/04 consolidated balance sheet and income statement:

For Step #1 above, the following business units (BU’s) were completely in scope:

Quantum Canada BU 11

IGS India branch BU 50

IGS USA branch BU 59

IGS Ejiva branch BU 90

Emplifi BU 81 (BPO)

GFS BU 92 (BPO)

For Step #2 above, total net a/r and net sales coverage was 86% and 83% respectfully.

For Step #3, the following financial statement line items (by BU) are in scope to meet the 50% threshold:

For the Balance Sheet:

Other Long Term Liabilities, Red Brigade (BU 20);

Land, Building, Investments in JV, IGS-QIN;

Deferred Revenue, IGS-SYM;

Leasehold improvements, goodwill, minority interest, deferred compensation, currency translation adjustment, IGS CE;

Common stock, APIC, T-Stock, IGATE Cap (BU 71);

Investments, APIC, iGate Hold (BU 72);

Prepaid taxes, Accrued Income taxes, Deferred Revenue, Deferred Income Taxes, IGate Cap Mgmt (BU 73);

Unrealized G/L IGate Ventures (BU 77);

Amortization, Synerge (BU 89);

Minority Interest, Common Stock, APIC, Consolidation Entries.

For the Income Statement:

Minority Interest, Mastech Systems (BU 01);

Other Corporate Costs, Red Brigade (BU 20);

Relocation, IGS CE;

Investment Income, IGate Holding Delaware (BU 72);

Dues & Subs, Legal, Accounting, Insurance, Taxes, Rent, Office Supplies, Investment Income, Income Taxes, IGate Cap (BU 73);

HR Salaries, Goodwill, Synerge (BU 89);

Miscellaneous, Symphoni (BU 99).

Qualitative Factors

Once the significant accounts were determined, the PM then interviewed the relevant iGATE finance personnel to determine the process and sub-processes that serve to generate each line-item. A listing of these processes was then compiled (and ultimately verified via the process documentation discussed in Section V below), and an internal risk assessment process was conducted. This process was performed by the PM in conjunction with the Company Treasurer and the CFO. Risk was determined for each sub-process based upon the following criterion:

Impact on financial statements,

Complexity of process,

Volume of transaction,

Centralization of process,

Inherent risk of process.

Together the above criteria were used to formulate a priority ranking system that serves to identify each process as either a: high, medium, or low risk process. Refer to the Appendix for the 12/31/04 Risk Assessment document.

The Risk Assessment document was then cross-referenced back to both the consolidated balance sheet and income statement scoping documents discussed above to ensure that all balances that were deemed to be either significant or that contained a high risk assessment were included in the Project’s scope.

In addition to the above significant/high risk areas, management also deemed the following general areas to be within scope of the Project:

Company Level Controls (CLC),

General Computer Controls (GCC),

Taxes,

External Financial Reporting and related areas.

Linkage of In-scope Locations to Processes

Once the physical location of accounting activities was determined (refer to the quantitative discussion above), an exercise was performed that links each in scope amount to the relative business process for the amount. Refer to the Appendix for this linkage.

Planning

Once scoping was completed, a detailed project plan was developed that encompassed each of the above noted sub-processes. As noted in the below sections, each in-scope sub-process was documented (Section V), tested (Section VI), and then evaluated (Section VII). This plan captures completion dates for each sub-process and category for both internal iGATE efforts as well as for external PWC efforts; a copy of this document can be found in the Appendix (as noted in Section II, under the Project Management heading).

Software Systems

All primary iGATE entities use some version of the Peoplesoft financial accounting software. Two versions of this software are used, either versions 8.8 or 7.5. Both versions are stable, with the 8.8 version being implemented by IGS in the summer of 2004. A summary view of the systems is as follows:

As noted above, all primary entities of iGATE use the PS platform. Certain non-primary entities (namely the following BU’s: 10, 20, 22, 35, 38, 45, 46, 72, 76, 85, and 88) capture financial transactions using some other system; none of these other entities are wholly within iGATE’s SOX scope. However, there are certain individual line items that exist within these non-primary entities that are in scope, namely the investment balances of BU 72 (The Delaware Holding Company); the systems used to capture these in-scope line items has therefore been documented and tested.

Geographic Locations

The Company’s finance teams are divided into 3 primary physical locations: (1) Bangalore, India, (2) Pittsburgh, Pennsylvania, and (3) Mississauga, Canada. The responsibilities of each location are as follows:

Section IV: Use of Third-Party Service Organizations

Management has considered four steps in its evaluation over the procedures to perform relative to its outside service organizations.

1.	Management determined if service organizations are being used.

As part of the identification of processes and sub-processes discussed above (Section III, Scoping) Management identified 4 areas in which outside service organizations are used.

i.	Automated Data Processing (ADP) – payroll processing.

ii.	Highmark—medical claims processing

iii.	PNC—investment services processing

iv.	Wachovia—investment services processing

2.	For those outside service organizations used, management then determined if the outsourced activities, processes, and functions are significant to the Company’s internal controls over financial reporting.

Management made the determination that all four of the above mentioned service organizations are significant.

3.	Determine if a Type II SAS 70 (SAS 70), Service Organizations, report exists and are sufficient in scope.

Management obtained a Type II SAS 70 report for each of the four organizations listed in item #1 above. Management then incorporated these reports into the detailed documentation and testing of those sub-processes where the service organization’s activities are used (refer to the below sections V & VI).

4.	If a Type II SAS 70 report does not exist, determine alternative procedures.

As mentioned in item #3 above, all necessary SAS 70 reports were obtained.

Section V: Documentation—Evidence of Effective Internal Controls

Management performed the following four steps in documenting its internal controls:

1.	Determine the scope of documentation

This step was performed by Management as is detailed in Section III above, under the ‘Scoping’ sub-set.

2.	Develop process documentation

For each sub-process, a flowchart has been created that illustrates the procedures/steps undertaken relative to that process. The flowcharts serve to identify the key-control activities with the procedure, as well as provide detail as to who performs the task, systems used in the performance, and frequency of the task. A sample of the developed process documentation can be found in the Appendix—the sample provided is from the Accounts Receivable process for Canadian BU 11.

3.	Develop control documentation

For each sub-process a control matrix has been created that serves to identify the primary controls that exist within the sub-process. The control matrix serves to capture the following information for each control activity:

Control Objective

Description of Control Activity

Frequency

Financial Statement Area

Items relevance to Completeness, Accuracy, Validity, and Restricted Access (CAVR)

Items relevance to Financial Statement Assertions (Completion, Existence/Occurrence, Rights & Obligations, Valuation, and Presentation & Disclosure)

Is the control Manual or Automated?

Is the control Preventative or Detective?

Is the control Key or Non-key?

For those Key controls, a reference is made to the respective testing template that supports each key control.

A sample of the developed control documentation can be found in the Appendix—the sample provided is from the Accounts Receivable process for Canadian BU 11.

4.	Assess the design of controls

The assessment of control design is based upon the following criterion:

•	The alignment between control activities and the business risks identified,

•	Whether or not the controls satisfy the above noted CAVR,

•	Frequency of the control—whether the control will detect or prevent the risk identified on a timely basis,

•	Segregation of duties relevant to the process being controlled,

•	Timeliness in addressing issues and exceptions that result from the control activity,

•	Reliability of the information used in the performance of the control,

•	The nature of the control: manual, automated, who performs the control, is the control preventative/detective…,

•	And the period covered by the control.

Section VI: Testing—Determining the Operating Effectiveness of Internal Controls

Management undertook four key steps in the testing phase of the Project:

1.	Identification of controls to be tested (only Key Controls were tested),

2.	Identification of those who will perform the testing,

3.	Development and execution of the test plans (what, how, and when to test),

4.	Evaluation of the test results.

Identification of controls to be tested

As noted in Section V above (development of control documentation), once a control has been identified, a determination is made as to whether or not that control is key. All controls identified (for all areas determined to be within scope) as Key are then tested.

Identification of those who will perform the testing

Testing, across all locations, was performed by either one of 4 resources: (1) Keith Conte, Global Project Manager, (2) Sunil Putty, IGS/BPO Project Lead, (3) staff from the external chartered accounting firm of Pipalia Singhal & Associates (Mumbai office), or (4) staff from the external accounting/consulting firm of Resource Global Professionals (Pittsburgh office).

Development and execution of the test plans

The following elements were incorporated into the test plans: key controls to be tested, implied nature of test to be used (inquiry, observation, examination or re-performance), extent of testing, timing of procedures, description of the test, key administrative items, documentation, and exceptions.

Extent of Testing

For automated controls, the number of items tested was minimal (one item). This population was selected given that the Company’s general computer controls are effective, and that a detailed review of the controls within the Company’s computer applications was completed.

For manual controls, the company adopted the following table that represents the extent of testing necessary to support a conclusion that a manual control is operating effectively (provided no exceptions are found):

Frequency of Manual Control’s Performance	Typical Number/Range of Times to Test Controls
Annually	1
Quarterly	2
Monthly	2 to 5
Weekly	5 to 15
Daily	20 to 40
Multiple Times a Day	25 to 60

Evaluation of the test results

Relative to the results of the testing performed, management considered the following questions:

What risk is the control intended to mitigate?

Were exceptions found?

Were exceptions resolved?

Is there a process for correcting recurring exceptions?

With each exception that occurred in the testing process, Management evaluated the exception to determine why it occurred. Upon investigation of the exception, if Management determined that the control was not operating effectively a determination was made as to whether or not to include the exception on the Company’s internal

Summary of Aggregated Deficiencies (iSAD) document that is discussed below in Section VIII.

A sample of the developed testing documentation can be found in the Appendix—the sample provided is from the Accounts Receivable process for Canadian BU 11.

Section VII: Evaluation of Internal Control Deficiencies and Reporting

The evaluation of internal control deficiencies and reporting is an area that requires a large degree of management judgment.

Refer to the Appendix for the:

internal Summary of Aggregated Deficiencies (iSAD), as well as,

internal Summary of Aggregated Deficiencies (iSAD) Framework document.

Section VIII: Communication

Required Communications by Management

This document represents Management’s communication.

Written Representations from Management to the Auditor

Refer to Management’s Representation letter to the Auditor in the Appendix to this document.

Required Communications by the Auditors

The communications expected by the Company from its auditors (PWC) are as follows:

1.	A report to Management and the Audit Committee that details all significant deficiencies and material weaknesses (prior to the issuance of PWC’s SOX opinion).

2.	A communication in writing to the Board of Directors if a significant deficiency or material weakness exists related to the Audit Committee’s oversight of the company’s external financial reporting and internal controls over financial reporting.

3.	A communication of all deficiencies in internal control over financial reporting of a lesser magnitude than significant deficiencies identified during the audit.

Appendix:

Section I:

—

Section II:

PWC Engagement Letter

Project Oversight

Resumes/cv’s: Keith Conte, Sunil Putty

Project Management

Process Status Listing

Section III:

Scoping:

Balance Sheet Scope & footnote linkage, as of 12/31/04

Income Statement Scope & footnote linkage, as of 12/31/04

Risk Assessment, as of 12/31/04

Planning:

Project Status Listing

Section IV:

—

Section V:

Sample Process Documentation

Sample Control Documentation

Section VI:

Sample Testing Template Documentation

Section VII:

internal Summary of Aggregated Deficiencies

internal Summary of Aggregated Deficiencies Framework

Section VIII:

Written Representations from Management to the Auditor – Representation Letter

iGate Corp.

Sarbanes-Oxley

internal Summary of Aggregated Deficiencies (iSAD) Framework

As of 12/31/2004 dated March 25, 2005

Purpose

This document serves as a guide to the more detailed ‘iSAD 2004’ document, and is meant to explain management’s process in both the identification, remediation, and assessment of internal control deficiencies. Refer to the iSAD 2004 document itself for a specific list of control deficiencies.

The iSAD Framework

iGate’s Internal Summary of Aggregated Deficiencies (iSAD) was designed to accumulate and evaluate control deficiencies identified during the implementation of SOX 404 or the financial statement audit for calendar year 2004. The iSAD process consists of three parts:

Part I – The Accumulation of Control Deficiencies

This section captures all significant deficiencies that have been identified during the 2004 Section 404 implementation. These items relate only to those business units (BUs) that have been scoped into the project (refer to the Sox Mgmt Doc for information relative to Project Scoping), and have been included herewith regardless of remediation status at 12/31/04. Therefore, the listing excludes deficiencies that do not affect significant accounts and assertions included in the scope of iGate’s SOX 404 implementation (e.g., deficiencies that only relate to operational matters, insignificant financial statement accounts, or insignificant locations).

The parameters within this section are as follows:

Level of Control – Entity-Level, Transaction (process)-Level or General Computer Control (GCC) (Note – For proposed audit adjustments, if any, the nature of the underlying control deficiency will be considered.)

Business Unit/Location – Reference to particular business unit and location where the control deficiency exists.

Significant Account or Disclosure (& Related F/S Assertions) - Reference to particular financial statement account(s) or disclosure and related financial statement assertions per control matrices.

Control Activity Reference – Reference to particular control per control matrices and related testing templates.

Description of Control Deficiency & How It Was Identified – Describe control deficiency and how it was identified.

Type of Deficiency - Design effectiveness, Operating effectiveness, or Both

Deficiency Identified by – PwC, Management or Other (such as within a SAS 70 report)

Control Remediated and Tested by Y/E – If the control deficiency was remediated and tested by year-end, Part III does not have to be completed. See remediation efforts under Part II, Management’s Response.

Part II – Management’s Response

For each identified deficiency, management has provided a brief comment in this section as to either the remediation of the item or further clarification as to management’s attempts at remediation, the existence of compensating controls, or other such comments relative to the deficiency.

The parameters within this section are as follows:

Management Comments on the Deficiency/Existence of Compensating Controls – this item has been addressed above and is self-explanatory.

Does Management believe the item to Still be a Deficiency? – Again, this item is self-explanatory. All items marked ‘Yes’ in this column are subject to the third section of this framework. Items are considered to still be a deficiency if the original deficiency noted in Part I was not remediated in full by December 31, 2004, or was remediated but not operating for a sufficient period of time prior to 12/31/04.

Part III – The Evaluation of Deficiencies

Please note, only those items identified by management (as determined in Part II above) as deficiencies at year-end are subject to this section.

Management has evaluated each deficiency from two perspectives: (1) an individual item review, and then (2) in the aggregation.

From an overall perspective, management’s evaluation of deficiencies considers both quantitative as well as qualitative/judgmental factors.

Quantitative factors in deficiency evaluation (i.e. determination of Materiality)

Where possible, management has quantified the dollar value impact of each deficiency (refer to the below ‘Specific Comments’ section for quantification calculations). This quantification is captured in the iSAD document in the ‘Quantification’ column under Part III.

The quantification is then measured against a pre-determined materiality threshold.

The Company uses earning per share (EPS) as the basis for determining materiality. The Company has chosen this measure as it feels that EPS is the primary decision-making tool that end-users of the financials use. The Company has made this materiality determination in accordance with SEC Staff Accounting Bulletin (SAB) No. 99 – Materiality. Given this basis, the Company has used its judgment to conclude that any change +/- of $.02 to EPS is material.

The +/- $.02 EPS change translates into a dollar equivalent of $1,312,500. This amount is calculated as follows:

Baseline:

FY04 Net Income/(Loss):	$(16,204,316)
Average Weighted Share O/S for the FY:	52,721,000

EPS	$(.31)

Positive Impact upon EPS:

FY04 Net Income/(Loss) (16,204,316) + $1,312,500	$(14,891,816)
Average Weighted Share O/S for the FY:	52,721,000

EPS	$(.28)

Negative Impact upon EPS:

FY04 Net Income/(Loss) (16,204,316) - $1,312,500	$(17,516,816)
Average Weighted Share O/S for the FY:	52,721,000

EPS	$(.33)

Note above EPS calculations reflect rounding differences.

So, the quantification is then measured against the above materiality threshold to arrive at the follow identifier:

Deficiency	< $	1,312,500
Material Weakness	> $	1,312,500

The result of the above table is then captured in the ‘Quantification/Materiality Evaluation’ column of Part III of the iSAD document.

Qualitative/Judgmental Factors in deficiency evaluation

Independent of the above quantification process, management also weighs each deficiency against a pre-determined set of judgment factors. There are 4 factor sets, all of which are in a CHART format, and all of which come from the PricewaterhouseCooper’s document, A Framework for Evaluating Control Exceptions and Deficiencies, Version 3, December 20, 2004.

The four judgmental factor sets/CHARTS are:

CHART 1 – Evaluating Exceptions Found in the Testing of Operating Effectiveness

Individual boxes should be read in conjunction with the corresponding guiding principles.

CHART 2 – Evaluating Process/Transaction-Level Control Deficiencies

This decision tree is to be used for evaluating the classification of control deficiencies from the following sources:

•	Design effectiveness evaluation

•	Operating effectiveness testing (from Chart 1)

•	Deficiencies that resulted in a financial statement misstatement detected by management or the auditor in performing substantive test work.

Individual boxes should be read in conjunction with the corresponding guiding principles.

CHART 3 – Evaluating Information Technology General Control (ITGC) Deficiencies

This decision tree is to be used for evaluating the classification of information technology general control (ITGC deficiencies from the following sources:

•	ITGC design effectiveness evaluation

•	ITGC operating effectiveness testing (from Chart 1)

•	ITGC design or operating deficiencies identified as a result of application control testing (from Chart 2)

Individual boxes should be read in conjunction with the corresponding guiding principles.

CHART 4 – Evaluating Control Deficiencies in Pervasive Controls Other than ITGC

This decision tree is to be used for evaluating the classification of control deficiencies in pervasive controls other than ITGC from the following sources:

•	Design effectiveness evaluation

•	Operating effectiveness testing (from Chart 1)

Individual boxes should be read in conjunction with the corresponding guiding principles.

Given the above four charts, management then judgmentally determines which chart is appropriate given the ‘Type of Deficiency’ that was noted on the iSAD. The chart selected, as well as the rationale for movement within each chart is then determined, and noted in the below ‘Specific Comments’ section. The end result of this judgmental exercise is then captured on the iSAD document in Part III under the column ‘Judgmental Evaluation (Version 3 Framework).

Once the Judgmental Evaluation is complete, Management then compares the classification result from the ‘Quantification/Materiality Evaluation’ and the ‘Judgmental Evaluation (Version 3 Framework)’ to arrive at ‘Management’s Overall Classification of Deficiency’ on the iSAD document. This overall classification is again based upon management’s judgment, but it should be noted that in all cases the classification made in the ‘Judgmental Evaluation’ column is the same for the overall classification.

It should be noted that management defines deficiencies as follows:

Deficiency – Exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

Significant Deficiency – An internal control deficiency or combination of control deficiencies that adversely affects the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with GAAP such that there is a more-than-remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.

A misstatement is inconsequential if a reasonable person would conclude, after considering the possibility of further undetected misstatements, that the misstatement, either individually or when combined with other misstatements, would clearly be immaterial to the financial statements. If a reasonable person could not reach such a conclusion regarding a particular misstatement, that misstatement would be more than inconsequential.

Material Weakness – A significant deficiency or combination of significant deficiencies that results in a more-than-remote likelihood that a material misstatement of the annual or interim financial statements will, not be prevented or detected.

The above steps capture management’s individual evaluation of deficiencies; the final step in evaluation is the aggregation and evaluation of deficiencies.

Aggregation of Deficiencies

Once all individual deficiencies have been evaluated for misstatement, these items are then aggregated according to their relative “Significant Accounts and/or Disclosures” as identified in Part I above. This aggregation process is necessary given that the existence of multiple control deficiencies related to a specific account balance or disclosure increases the likelihood of misstatement. Much like the individual evaluation of deficiencies, the aggregation process follows the same quantification process and measurement (same $1,312,500 materiality level is used) as well as management’s judgment of the aggregation impact. Management’s conclusion can be found in the below ‘Specific Comments relative to Management’s Evaluation of Control Deficiencies.’

Specific Comments relative to Management’s Evaluation of Control Deficiencies

As noted in the accompanying iSAD document, management has identified eleven (11) internal control deficiencies. The evaluation details of each deficiency is as follows:

Deficiency 1 – #25 per iSAD, tax reconciliation differences.

Materiality evaluation:

Quantification of this deficiency is approximately $3k. Management has addressed the cause and tested the fix successfully in Q404. Item is included as a deficiency as the fix was only tested once, and quarterly controls require testing for at least 2 periods. Management feels that the magnitude of this item is < the material weakness threshold—item is therefore a deficiency.

Judgmental Evaluation:

This is a Chart 1 item, as it relates to operating effectiveness. Box 1 = No. Box 2 = Yes. Box 3 = No. Item is a deficiency.

Deficiency 2 – #26 per iSAD, lack of formal process relative to new employee reference checks.

Materiality evaluation:

Quantification of this deficiency is extremely judgmental. While a formal process has been implemented for FY05, management has placed a large amount of reliance on compensating controls in this matter for FY04. These compensating controls are: (1) authorization of timesheets on a bi-weekly basis; this is a compensating control given that the authorization of timesheets indicates both the acceptance and value of work performed; (2) employees work primarily at/under the direct supervision of the end-client, as such, if skill set were found to be lacking, the employee would be replaced to satisfy customer needs; (3) each candidate undergoes extensive internal interviewing; (4) each technical candidate undergoes rigorous skill set testing; and (5) all entry-level new hires undergo extensive internal training. Management feels that the magnitude of this item is < the material weakness threshold—item is therefore a deficiency.

Judgmental Evaluation:

This is a Chart 4 item, as it relates to design effectiveness. Box 1, Box 2, Box 3 = No. Box 4 = Yes. Box 7 = No. Item is a deficiency.

Deficiency 3 – #27 per iSAD, unapplied cash balances within the Accounts Receivable account.

Materiality evaluation:

The quantification of this item = $439,373 USD. Unapplied cash balances as of 12/31/04 were: Emplifi (81) = $327,308; IGS, India (50) = $28,860; GFS (92) = $57,408; eJIVA (90) = $149,679; and IGS, US (59) = $343,541. Of these amounts, the following were in existence prior to the establishment of the BPO control environment/processes: Emplifi = $143,402, and GFS = 31,106. Subtracting the pre-BPO balances from the year-end unapplied balances results in $732k. $732k less a 40% effective tax rate impact = the $439,373 quantification. This quantification amount represents a $(.008) impact to EPS. Management feels that the magnitude of this item is < the material weakness threshold—item is therefore a deficiency.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to process evaluation. Box 1, Box 2, Box 3, Box 4, = No. Box 8 = Yes. Item is a Significant Deficiency.

Deficiency 4 – #28 per iSAD, record keeping as it relates to revenue recognition.

Materiality evaluation:

Management quantified this deficiency at $668,579, which is the sum of three separate year-end audit adjustments: iGATE Mastech entry #2 in the amount of $613,317, iGATE Mastech entry #4 in the amount of $45,262, and iGATE Mastech entry #5 in the amount of $10,000. While this quantification is less than the material weakness materiality threshold of $1.3M, management deems the item to be a significant deficiency given the financial line item importance of related revenue accounts.

Judgmental Evaluation:

This is a Chart 1 item, as it relates to operating effectiveness. Box 1 = No. Box = Yes. Box 3 = No. This item is a control deficiency relative to Chart 1. However, as noted in this item’s materiality evaluation, management assesses this item as a significant deficiency given the underlying importance of revenue related accounts.

Deficiency 5 – #29 per iSAD, inadequate support for consultant rate adjustments.

Materiality evaluation:

Management quantified this deficiency at $567,104 [sum of outside consultant fees for BU’s 11, 81, and 92 = 23,304,626 + 12,045,739 + 2,456,568 * 2.5% average rate of consultants who receive an increase in rates from the initial SOW/gross profit, with the result multiplied by a 40% effective tax rate]. Management feels that while the magnitude of this item is < the material weakness threshold, it is considered to be a significant deficiency given the quantification of this item.

Judgmental Evaluation:

This is a Chart 1 item, as it relates to operating effectiveness. Box 1 = No. Box = Yes. Box 3 = No. This item is a control deficiency relative to Chart 1. However, as noted in this item’s materiality evaluation, management assesses this item as a significant deficiency given the quantification of this item.

Deficiency 6 – #30 per iSAD, segregation of duties issue.

Materiality evaluation:

Given the extent of compensating controls relative to this item, management feels that the quantification of this deficiency is unnecessary. The primary compensating controls for this item are: (1) payment review, and (2) gross margin review by project. Together these compensating controls would allow for management to detect those issues that the current lack of segregation may create. Management feels that the magnitude of this item is < the material weakness threshold—item is therefore a deficiency.

Judgmental Evaluation:

This is a Chart 4 item, as it relates to design effectiveness. Box 1 = No. Box 2 = No. Box 3 = Yes. Box 7 = No.

Deficiency 7 – #31 per iSAD, non-comprehensive impairment policy.

Materiality evaluation:

Management has placed a zero-dollar-value quantification upon this item. Regardless of the quantification value, the item is however considered to be a deficiency given that management did not perform an impairment valuation of this item as part of its period close procedures. A subsequent valuation was performed in response to a request from the Company’s external auditors. Management will, on a go-forward basis, formalize their impairment valuation approach and execution. As such, evaluates this item as a Deficiency.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to operating effectiveness. Box 1 = Yes. Box 7 = No. Item is a Deficiency.

Deficiency 8 – #32 per iSAD, lack of parent review of subsidiary’s board and committee meeting minutes.

Materiality evaluation:

Management has quantified this item at $117k. The $117 is the amount of gain the parent company booked in FY04 relative to derivative/hedging activities that occurred in IGS. While these activities were approved by the IGS-BOD, the parent company was unaware of the need to book the gain relative to US GAAP until notified by external auditors. Management feels that the magnitude of this item is < the material weakness threshold—item is therefore a deficiency.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to operating effectiveness. Box 1 = Yes. Box 7 = No. Item is a Deficiency.

Deficiency 9 – #33 per iSAD, lack of an internal audit plan.

Materiality evaluation:

Quantification of this deficiency – translation of this item into quantifiable terms is extremely judgmental. While management does plan to create an internal audit group in Q205, management feels that the lack of such a group in FY04 does not have a material impact upon operations given the implementation of 404 during the year. While not a substitute for internal audit, 404 has served to provide management with a comprehensive view of controls within the organization; this comprehensive exercise is a necessity of any internal audit group, and would have been the first exercise of the group in a non-404 year. In this sense, the group to be formed in Q205 will come to rely heavily upon the FY04 404 effort. Management feels that the magnitude of this item is < the material weakness threshold—item is therefore a deficiency.

Judgmental Evaluation:

This is a Chart 4 item, as it relates to design effectiveness. Box 1 = No. Box 2 = Yes. Box 6 = Yes. Box 8 = No. Item is a significant deficiency.

Deficiency 10 – #34 per iSAD, completeness of the intercompany accounting process.

Materiality evaluation:

Quantification of this item is $0. Dollar value is such given the reclassification nature of this deficiency. Two audit adjustments were made in FY04 to counter the impact of this item, ‘E50 entry #1’ and ‘E81 entry #1’, both of which had a zero value P&L impact.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to operating effectiveness. Box 1 = Yes. Box 7 = No. Item is a Deficiency.

Deficiency 11 – #35 per iSAD, unbilled accounts receivable items.

Materiality evaluation:

Quantification of this item is $127,434, which represents a year end audit entry that has been booked.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to operating effectiveness. Box 1 = Yes. Box 7 = No. Item is a Deficiency.

Deficiency 12 – #36 per iSAD, oversight of Business Process Outsourcing (BPO) results.

Materiality evaluation:

Quantification of this item is $266,000, which represents a year end audit entry that has been booked.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to operating effectiveness. Box 1 = Yes. Box 7 = No. Item is a Deficiency.

Deficiency 13 – #37 per iSAD, oversight of IGS results.

Materiality evaluation:

Quantification of this item is $150,422, which represents a year end audit entry that has been booked.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to operating effectiveness. Box 1 = Yes. Box 7 = No. Item is a Deficiency.

Deficiency 14 – #38 per iSAD, access rights to Peoplesoft 8.8.

Materiality evaluation:

Quantification of this deficiency – translation of this item into quantifiable terms is extremely judgmental. Management notes that the mitigating control for this deficiency is the strong manual/’outside the system’ environment that exists. The need is however recognized to bolster the in-system controls in FY05.

Judgmental Evaluation:

This is a Chart 3 item, as it relates to Information Technology General Control deficiencies. Box 1 = No. Box 2 = No. Box 5 = No. Item is a Deficiency.

Specific Notes Relative to the Aggregation of the Above Deficiencies.

Based upon the iSAD analysis, two separate aggregations are warranted:

Aggregation #1: items # 27, 28, & 36:

Item # 27:	$ 493k
Item # 28:	$ 669k
Item # 36:	$ 127k

	$ 1,289k	< $1,312,500 = Significant Deficiency.

Aggregation #2: items # 33 & 34:

Item # 31:	$—
Item # 32:	$ 117k

	$ 117k	< $1,312,500 = Deficiency.

Aggregation #3: items # 36 & 37:

Item # 36:	$ 266k
Item # 37:	$ 150k

	$ 416k	< $1,312,500 = Deficiency.

iGate Corporation

Internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004 dated March 25, 2005

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
1	Transaction- level	IGS/BPO	Payroll	C PY 6K & 8k	Evidence of review of salary inputs and registers was not evident.	Operating	Management	Yes

2	Transaction- level	IGS/BPO	Payroll	C PY 23K	Bonus provision on a quarterly basis were not evidenced by formal review	Operating	Management	Yes

3	Transaction- level	IGS/BPO	Treasury and AP	C AP 1K	There existed no authority matrix for approvals of payments by various departments	Operating	Management	Yes

4	Transaction- level	IGS/BPO	GL	C GL 8K	There was no formalized list of Account Reconciliations to be prepared every month	Operating	Management	Yes

5	Transaction- level	IGS/BPO	GL	C GL 11K	Folder level access rights were not designed	Operating	Management	Yes

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Mgmt believe the item to Still be a Deficiency?	Quantification	Quantification /Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
1	A formal sign-off process was implemented whereby all salary inputs and registers are now signed off by concerned Managers as evidence of review. This process was initiated in September, and was tested accordingly.	No

2	A process has been implemented (9/04) whereby all employee bonuses are reviewed by the CEO, CFO, and the head of HR. Review of these items is captured in a bonus signoff sheet.	No

3	An authority matrix has been designed and implemented in September, 2004.	No

4	A formalized process for the completion and review of all balance sheet account reconciliations and related month-end schedules was created and implemented in September, 2004.	No

5	Folder level access rights for finance group has been designed and implemented in Q4 whereby all finance related files are stored on a dedicated and restricted server that is maintained (i.e. backed-up) according to the processes documented in the Company’s GCC area.	No

iGate Corporation

Internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
6	Transaction- level	IGS/BPO	GL	C GL 12K & 13K	The consolidation process (and related adjustments and the preparation of both US and Indian GAAP financials) was not documented.	Operating	Management	Yes

7	Transaction- level	IGS/BPO	GL	C GL 12K	Consolidated US GAAP and Indian GAAP financials were not evidenced by a formal review from senior management.	Operating	Management	Yes

8	Transaction- level	IGS/BPO	GCC	Program Change & Program Development Documentation	Formal IS process documents over program change and program development did not exist	Operating	Management	Yes

9	Transaction- level	BU 11	Payroll	PR 7	Review of SAS 70 and related necessary client controls was not formally performed.	Both	Management	Yes

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Mgmt believe the item to Still be a Deficiency?	Quantification	Quantification/ Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
6	Documentation was prepared and tested to address these areas.	No

7	A formal process of sign off on a monthly basis by VP finance has been initiated and implemented in September, 2004.	No

8	Documentation was prepared and tested to address these areas.	No

9	Implemented review & signoff of ADP SAS70 Report by Corporate Treasurer. Also, identified all client controls per SAS70 applicable to the company and performed testing in the US and India to ensure that control activities exist and are operating as described. No exceptions were noted and the review and testing were incorporated into the BU 11 SOX 404 documentation.	No

iGate Corporation

Internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
10	Transaction- level	CLC	Cash & Investments	72C5 & 72I4	Review of investment manager SAS 70 reports and any recommended client controls was not formally performed by management.	Both	Management	Yes

11	Transaction- level	BU72	Cash & Cash Equivalents, Short-term Investments (EO)	72I3	Formal documentation (as required by the Policy) of the CFO’s annual review of the Investment Policy and the investment manager’s performance and adherence to policy guidelines was lacking.	Design	Management	Yes

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Mgmt believe the item to Still be a Deficiency?	Quantification	Quantification/Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
10	In connection with the compilation of the SOX 404 documentation for 2004, management ensured that a review of the investment manager SAS 70 Reports was made in connection with compiling the control matrices for BU 72 Cash & Investments. The objectives of reviewing the SAS 70 Reports included 1) ensuring that the reports concluded that controls over the authorization of wire transfers and investments were operating effectively, and 2) ensuring that any applicable Client Control Considerations presented in the reports were covered by iGate’s control matrices for BU 72 Cash & Investments.	No

11	Annual review checklist was created and completed by CFO as of 12/3/04	No

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
12	Transaction- level	CLC	Prepaid income taxes, Income tax accruals, Deferred income tax benefits (liabilities), Income tax expense (CO)	T4	While compiling control matrix for Taxes, it was noted there was no formal documentation of the Tax Dept’s processes.	Design	Management	Yes

13	Transaction- level	CLC	Prepaid income taxes, Income tax accruals, Deferred income tax benefits (liabilities), Income tax expense (CO, EO, VA)	T5 & T8	While compiling control matrix for Taxes, it was noted there was no formal checklist to ensure appropriate matters were consistently considered in ensuring the quarterly tax accrual/provision was complete and accurate and no formal process evidencing how management considers those matters that impact the valuation of the quarterly tax accrual/provision.	Design	Management	Yes

14	Transaction- level	CLC	Financial statements & disclosures (CO, EO, PD)	FR7, FR15 & FR16, FR20	During the testing of the month of Feb, it was noted that the monthly closing and consolidation journal entries were not signed (evidencing review and authorization) by the Treasurer.	Operating	Management	Yes

15	Transaction- level	CLC	Financial statements & disclosures (CO, PD)	F26	As part the Q2 testing it was noted that there was no evidence of the CEO’s approval of the 10Q.	Operating	Management	Yes

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Mgmt believe the item to Still be a Deficiency ?	Quantification	Quantification /Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
12	The Director of Taxes catalogued the spreadsheets used to calculate the quarterly tax accrual/provision and documented the related processes which were in place by Q3.	No

13	The Director of Taxes completed a quarterly provision checklist beginning with Q3. The Q3 checklist was completed after earnings were released. The Director of Taxes also completed a quarterly Tax Provision & Valuation Memorandum beginning with Q3.	No

14	Beginning in July the Treasurer began signing the journal entries to evidence his approval.	No

15	The CEO began evidencing his approval of the SEC report drafts by initialing the drafts beginning in Q3.	No

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
16	Transaction- level	CLC	Financial statements & disclosures (CO, PD)	F28	While compiling control matrix for Financial Reporting & Close, it was noted there was no responsibility matrix in place for the compilation and review of the 10Q’s/10K.	Design	Management	Yes

17	Transaction- level	CLC	Financial statements & disclosures (CO, PD)	F29	While compiling control matrix for Financial Reporting & Close, it was noted there was no internal US GAAP checklist.	Design	Management	Yes

18	Transaction- level	BU 11	Accounts Payable	AP 31	Lack of Controller review on EFT payment files.	Design	Management	Yes

19	Entity-level	CLC	All	347	iGate has a formal Whistleblower and Code of Conduct policy, however, the procedures for communication of the policies to employees and the documentation of the resolutions of the matters reported on the hotline to the Audit Committee chairman need to be strengthened.	Design	PwC	Yes

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Mgmt believe the item to Still be a Deficiency ?	Quantification	Quantification /Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
16	Treasurer compiled a Responsibility Matrix for both the quarterly and year-end reports.	No

17	Treasurer has always completed a checklist provided by the outside auditors. Treasurer created an internal checklist that was completed beginning with Q3.	No

18	An EFT approval process was implemented whereby all individual EFT payments > $20k USD must have Controller approval.	No

19	On March 24, 2004, the Company’s Whistleblower and code of conduct policy were adopted by the BOD; the policy was then added to the Company’s website and subsequently mailed to all Company employee’s on December 2, 2004. In FY04, there were NO matters that were received via the Whistleblower communication channel, as such there were no matters to communicate to the AC Chairman.	No

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
20	Entity- level	CLC	All	n/a	The Disclosure Committee has never met to review disclosures and/or accounting policies.	Design	PwC	Yes

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Mgmt believe the item to Still be a Deficiency ?	Quantification	Quantification /Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
20	iGATE has rationally exercised a conservative approach to its financial statement disclosures–when its professional judgment leaves doubt, iGATE will disclose the matter. Given this approach, to date, there has not been a need to review or discuss matters with the Disclosure Committee (no issues have arisen to warrant such a meeting). That being said, the Company’s external auditors presented to the AC (3/24/04), as part of its required communications, a discussion of recent accounting standards and developments. In addition, the AC reviews draft 10-Q’s and the 10-k before they are filed to determine the adequacy of disclosures (as noted in the Financial Reporting & Close documentation). As, the review of new accounting pronouncements is included on the AC Checklist (item #3 under the ‘Financial Statement & Disclosure Matters’).	No

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

	Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
21	Entity-level	CLC	Budgets; Forecasts	180	PwC notes that management does not have an established company wide strategy to identify and mitigate business risks in order to achieve its Corporate goals and objectives.	Design	PwC	Yes

22	Entity-level	CLC	All	n/a	An updated organizational chart for key employees that clearly defines roles, responsibilities, and authority levels does not exist. Such a chart should exist and should be reviewed by management on a monthly basis and included in the discussions with the BOD and AC to ensure that all members are aware of any changes in the structure of the Company’s management and/or their changing roles and responsibilities.	Design	PwC	No

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Mgmt believe the item to Still be a Deficiency?	Quantification	Quantification /Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
21	On an annual basis, the BOD is presented with the Company’s Operating Plan by business unit including discussions of the Company’s customers, strengths, business opportunities and business risks. On an as needed basis, the BOD is presented with various strategic initiatives that arise outside of the Operating Plan (e.g. acquisitions, divestitures, changes in organizational structure).	No

22	iGATE does maintain organizational charts of senior level management from an business unit/operting perspective. All top level changes to these charts are reviewed by the Board of Directors (for example, the CEO of IGS from Viv Pennitti to Gerhard Watzinger to Phanesshe Murthy was all reviewed and approved by the BOD).	No

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

	Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
23	Entity-level	CLC	All	98	iGate does not have a formal policy for monitoring of controls and/or reporting any noted deficiencies to the BOD/Audit Committee.	Design	PwC	No

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Mgmt believe the item to Still be a Deficiency?	Quantification	Quantification /Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
23	Policy exists at an informal level. Consider the following points: a material deficiency has never been uncovered; the CEO & CFO’s quarterly 302 certifications; the AC’s Charter which grants the AC authority & funding to retain outside advisors (which to date has never been deemed necessary); at the March 24, 2004 Audit Committee meeting, PwC presented its recommendations for areas of improvement of the Company’s internal control structure, including management’s responses; iGate’s Audit Committee did adopt a formal checklist to be used during meetings to ensure that controls are monitored and identified deficiencies and proposed remediations are discussed and reviewed. This was adopted on December 15, 2004, however, it was not in operation as of year-end. Also consider the Company’s 404 effort that was implemented in September, 2003.	No

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
24	Entity-level	CLC	Payroll	BU specific	PwC notes that key iGate management personnel receive bonus payments based solely on quantitative measures. This could result in increased pressure to perform and unduly influence those individuals to potentially meet unrealistic targets.	Design	PwC	No

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Mgmt believe the item to Still be a Deficiency?	Quantification	Quantification/Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
24	All executive compensation is approved by either the IGS BOD or the AC. Bonuses for Co-chair/CEO/President, the IGS CEO, and the iGATE CFO are based solely upon subjective matters; only the CEO of IPS has a bonus that is based upon quantitative matters, as management strongly believes that it is necessary for certain employees to have quantitative measures in place (it should be noted that the AC reviews the quantitative bonus formula).	No

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
25	Transaction-level	CLC	Prepaid income taxes, Income tax accruals, Deferred income tax benefits (liabilities), Income tax expense (CO, RO, VA, PD)	T7	The Effective Rate calculation and FAS 109 calculation are both fed by Schedule M master.xls (the latter via a cumulative rollforward of temporary differences - Tax Timing Differences.xls). The total Sch M’s per Tax Timing Differences.xls are agreed to Schedule M - master.xls, total permanent Sch M’s per Tax Timing Differences.xls are reconciled to EFR.xls and the classified totals for temporary Sch M’s per Tax Timing Differences.xls are agreed to FAS 109.xls. As part of the Q3 testing, it was noted that the Sch M totals per Schedule M Master.xls did not reconcile to Tax Timing Difference.xls.	Operating	Management	Yes

26	Transaction-level	IGS/BPO	HR	C HR 8K	Reference Check for all new employees performed by HR executive was not documented	Design	Management	No

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/ Existence of Compensating Controls	Does Mgmt believe the item to Still be a Deficiency?	Quantification	Quantification/ Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
25	A formal reconciliation notation was added to both Schedule M Master.xls and Tax Timing Difference.xls for Q4 to remind the Director of Taxes to verify that the Sch M totals on the two spreadsheets agree before finalizing the tax accrual/provision calculation. It should be noted that the difference noted was immaterial; also consider that the control item here is a quarterly control that was only remediated in Q4 and therefore could only be tested once (as opposed to the PWC recommended testing of two instances for quarterly controls).	Yes	$3,000	Deficiency	Deficiency	Deficiency	Item does not aggregate.

26	A formal process was implemented in January of 2005 to ensure documentation of check results.	Yes	n/a	Deficiency	Deficiency	Deficiency	Item does not aggregate.

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
27	Transaction-level	IGS/BPO	Accounts Receivable: Collection	C AR 23k	Unapplied cash balances exist within the Accounts Receivable balance.	Design	Management	No

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Mgmt believe the item to Still be a Deficiency?	Quantification	Quantification/ Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
27	Unapplied cash within the 5 in-scope IGS/BPO BU’s totaled $907k as of 12/31/04. Of the FY04 balance, management notes that $174,508 relates to issues that were in existence prior to the BPO implementation, and that a concerted effort continues to clear these items. Furthermore, management is comfortable with those controls surrounds the receipt and disbursement of cash. During Q404, management has implemented a new policy whereby on-account cash applications require justification and supervisor approval.	Yes	$493,373	Deficiency	Significant Deficiency	Significant Deficiency	Item aggregates with #’s 27, 28, & 35; aggregation is considered to be a Significant Deficiency.

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
28	Transaction-level	BU’s 11, 81, 93	Accounts Receivable & Allowance, Sales	BU specific	In certain instances, the Company’s record-keeping as it relates to revenue recognition is inadequate. Instances have been noted whereby: resources have been committed and revenue recognized without an executed Master Service Agreement (MSA)/Contract; Statement of Work (SOW)/Fee & expense Schedules did not exist for consultants assigned to particular customers (i.e. a MSA is in place, but not a detailed SOW that serves to assign an employee to a customer); record keeping relative to existing contract extensions is inadequate; and the authorization and application of credit memos is inconsistent.	Both	PwC	No

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Mgmt believe the item to Still be a Deficiency?	Quantification	Quantification/ Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
28	Taking each point into consideration, management notes that: One customer (E Trade) within BU 92 (GFS) does not have an executed contract in place. Management’s attempts to obtain this contract have been fruitless, however collections are occurring on the invoices billed to date. Management believes this is an isolated occurrence. Much like contracts, it was noted that one customer in particular typically does not provide executed SOW’s—Wachovia. Relative to contract extension, it is typical for consultants to be extended on jobs; the typical extension period is 2 months. In most instances these extensions are informal (via a phone call or an email). This type of arrangement has historically existed at the Company and has resulted in relatively few collection issues. That being said, the Company does have a general collection reserve on the books if collectibility becomes an issue. Management has recognized the above and as a result has booked 3 separate audit adjustments in FY 04, the total P&L impact of these adjustments is $669k.	Yes	$668,579	Deficiency	Significant Deficiency	Significant Deficiency	Item aggregates with #’s 27, 28, & 35; aggregation is considered to be a Significant Deficiency.

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
29	Transaction-level	BU’s 11, 81, 93	Accounts Payable	BU specific	The Company’s record keeping relative to consultant rate adjustments is inadequate; instances were found where this documentation does not exist.	Both	Management	No

30	Transaction-level	BU 11	Accounts Payable	AP 16	Segregation of duties issue within the Accounts Payable function whereby the same individual who processes payments also is able to establish vendors.	Design	Management	No

31	Entity-level	IGS	Treasury	n/a	An impairment valuation was not performed on an investment held by the QIN branch of IGS.	Design	Management	No

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency /Existence of Compensating Controls	Does Mgmt believe the item to Still be a Deficiency?	Quantification	Quantification /Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
29	Certain instances have occurred where authorized ‘outside’ consultant rate adjustments do not have the necessary supporting documentation (SOW). Increases ultimately appear on the consultant’s invoices to iGATE, which are then approved by the respective department heads for payment. In addition, senior management looks at the ultimate impact of the increases via its gross margin analysis.	Yes	$567,104	Deficiency	Significant Deficiency	Significant Deficiency	Item does not aggregate.

30	Due to a lack of resources, the AP clerk continues to set-up vendors as well as initiate payments. This issue is however mitigated by the following controls: all payments are reviewed and authorized by another, and all net impacts of payments are reviewed by the Controller via a gross margin project review.	Yes	n/a	Deficiency	Deficiency	Deficiency	Does not aggregate.

31	A valuation on a $3.020 M USD investment by IGS in Concours has not been performed.	Yes	$—	Deficiency	Deficiency	Deficiency	Item aggregates with #’s 33, & 34; aggregation is considered to be a Deficiency.

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
32	Entity-level	CLC	All	n/a	The parent company does not perform a formal review of its subsidiary’s (IGS) board and committee meeting minutes.	Design	Management	No

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Mgmt believe the item to Still be a Deficiency?	Quantification	Quantification/ Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
32	While the parent company does review such subsidiary outputs as the budget, it does not review meeting minutes as 3 individuals sit on both the IGS and the iGATE board of directors (Ashok T., Sunil W., and Gordon G.). It should be noted that the company plans to implement a formal policy in this regard during Fy05.	Yes	$117,000	Deficiency	Deficiency	Deficiency	Item aggregates with #’s 33, & 34; aggregation is considered to be a Deficiency.

Gate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
33	Entity-level	CLC	All	n/a	PwC notes that iGate does not have a formal internal audit plan that outlines the mission of the internal audit department, specific projects to be performed and whether the projects will be performed internally or outsourced to an outside provider.	Design	PwC	No

34	Transaction-level	Corporate	Financial Reporting	FR 20	Instances have been noted whereby the completeness of the Company’s Intercompany Eliminations process was not evident. As a result of this lack of completeness, 2 year-end audit adjustments had to be recorded to eliminate the impact of these transactions.	Operating	PwC	No

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Mgmt believe the item to Still be a Deficiency?	Quantification	Quantification/ Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/ or Disclosures’ are Aggregated
33	It is the company’s intention to create an Internal Audit Department in Q205. FY04 internal audit focus with upon the initial implementation of 404 and SOX. It should be noted that at any time, the AC may exercise it authority (as defined in its Charter) to initiate and fund/retain outside advisors (which to date has never been deemed necessary). In addition to the above, in FY04 the company did outsource a large number of internal audit projects to a 3rd party firm, Pipalia Singhal & Associates C.A. This firm is based in Mumbai, and produced 16 different internal audit reports in FY04. These reports encompassed the following BU’s: IGS India, IGS US, EJiva, Emplifi, and GFS. The reports generated were: background verification process, banking transactions, business continuity plan, cash management, employee stock option plan, general ledger, insurance policies, MIS, payroll processing, review of personel fiels, training process, treasury, accounts payable, payroll processing, employee feedback, and travel expenses.	Yes	n/a	Deficiency	Deficiency	Deficiency	Item does not aggregate.

34	Management has determined why the process failed to capture the entries, but notes that the P&L impact of these entries is a zero dollar sum.	Yes	$—	Deficiency	Deficiency	Deficiency	Item does not aggregate.

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
35	Transaction- level	BU 81	Accounts Receivable; Revenue	n/a	Instances were noted whereby certain unbilled accounts receivable items were not billed/resolved for a period of greater than one year. Such occurences led to an Audit Adjustment entry of $127k.	Operating	PwC	No

36	Transaction- level	BU 82	Accounts Receivable; Revenue	n/a	Lack of comprehensive oversight of the financial results and developments of the Business Process Outsourcing (BPO) group. Instances were noted whereby management review of monthly transactions was not comprehensive, and as a result such items as allowance for doubtful accounts were understated or accounts reconciliations were not reviewed in a documented and timely manner.	Operating	Management	No

37	Entity-level	IGS Consolidation	All	n/a	Lack of comprehensive oversight of the financial results and developments of IGS. Instances such as the failure to record certain external auditor adjustments were noted.	Operating	PwC	No

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Mgmt believe the item to Still be a Deficiency?	Quantification	Quantification /Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
35	Management has agreed to book a year end audit adjustment in the amount of $127k to capture the unremediated activity.	Yes	$127,434	Deficiency	Deficiency	Deficiency	Item aggregates with #’s 27, 28, & 35; aggregation is considered to be a Significant Deficiency.

36	Management has agreed to book a year end audit adjustment in the amount of $266k to capture the impact of this deficiency.	Yes	$266,000	Deficiency	Deficiency	Deficiency	Item aggregates with #’s 36 & 37; aggregation is considered to be a Significant Deficiency.

37	Management has agreed to book a year end audit adjustment in the amount of $150k to capture the impact of this deficiency.	Yes	$150,422	Deficiency	Deficiency	Deficiency	Item aggregates with #’s 36 & 37; aggregation is considered to be a Significant Deficiency.

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
38	GCC	IGS	All	n/a	Controls surrounding access rights to the Peoplesoft 8.8 environment were found to be lax; such areas as the granting of initial rights, the maintenance and review of those with existing rights, and the formalization of access rights to job responsibilities either were lax or non-existant.	Design	Management	No

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Mgmt believe the item to Still be a Deficiency?	Quantification	Quantification /Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/ or Disclosures’ are Aggregated
38	Management notes that while access rights to the Peoplesoft 8.8 environment maybe lax, it does however have a strong manual (i.e. outside of the system) control environment that serves to mitigate these access rights.	Yes	$—	Deficiency	Deficiency	Deficiency	Item does not aggregate.

March 28, 2005

Mr. Theodore Glyptis

PriceWaterhouseCoopers LLP

600 Grant Street

Pittsburgh, PA 15219

Dear Ted:

As we previously committed to you, attached is our most current draft of management’s internal Sarbanes-Oxley report on the Company’s internal controls. However, please understand that this document is not complete and does not include management’s review of the controls associated with PeopleSoft Version 7.5 at our Pittsburgh location.

Management has concluded that the Company has a “material weakness” related to our billing and collections functions. Please refer to our attached Management Communication Document, Section I: Executive Summary, Paragraph Three for a further explanation.

It is our intention to further update these documents in a revised report and to present this updated set of documents to you by 12:00 Noon on Thursday, March 31, 2005. If you have any questions or need further clarification at this time, please call me.

Sincerely,

/s/ MICHAEL J. ZUGAY
Michael J. Zugay
Sr. Vice President & CFO

MJZ/dmm
Attachment

cc: James Barnes

iGATE Corporation

Sarbanes-Oxley Act: Section 404

Management Communication Document

As of 12/31/2004 dated March 28, 2005

Section I: Executive Summary

Please note this document refers only to Section 404 of The Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley Act).

This document provides an overview/summary of those procedures performed by the iGATE Corporation relative to its Section 404 effort. Each of the below sections of this document is supported by detailed work-papers and narratives (all which have been physically consolidated at the Company’s Pittsburgh office); taken together, this document and its corresponding detail, represent the Company’s 404 effort.

The Company’s evaluation of its internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley act has resulted in the identification of fourteen (14) separate deficiencies at December 31, 2004. On an individual basis, these 14 deficiencies are comprised of three (3) significant deficiencies, and eleven (11) internal control deficiencies. On an aggregated basis, one (1) material weakness exists as two (2) significant deficiencies and two (2) internal control deficiencies were aggregated on the basis of related significant accounts. These deficiencies include revenue recognition issues related to short payments, duplicate payments, customer discounts and commission and fees, unapplied cash balances within the accounts receivable aging reports, and certain unbilled accounts receivable. Because of this material weakness, management has concluded that, as of December 31, 2004, based on the criteria in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, the Company did not maintain effective internal controls over financial reporting.

Section II: Project Initiation

iGATE Corporation’s (the Company) formal response to The Public Company Accounting Reform and Investor Protection Act of 2002 (the Sarbanes-Oxley Act, the Act, or SOX that was enacted in July 2002) began on September 10, 2002. On this September 10 date, iGATE’s Audit Committee (AC) was briefed on the Act by both its external SEC counsel (Reed Smith) as well as its external auditors (PriceWaterhouseCoopers).

As the implications of the Act were clarified, the AC was kept current by external auditors and SEC counsel, as evidenced during its 2/3/03 and 5/28/03 meetings. It was during the 5/28/03 meeting that a RESOLUTION was passed by the AC to commit the resources necessary for the iGATE Corporation’s compliance with the Act. Pursuant to this resolution, a SOX Project Manager was hired on 9/15/03, and formal project planning and initiation began. Since this date, the AC has received continual updates on the SOX implementation, as evidenced by minutes for the following meetings: 10/28/03, 3/24/04, 4/1/04, 5/27/04, 9/23/04, and 1/28/05.

It should be noted that on 12/12/03 iGATE CFO Mike Zugay executed an ‘Engagement Letter’ with PriceWaterhouseCoopers (PWC) for the “Sarbanes-Oxley Act Section 404 Readiness Planning and Assessment.” A copy of this engagement letter can be found in the Appendix.

Project Oversight

The Company’s day-to-day SOX compliance (the Project) is overseen by Keith Conte, SOX Project Manager (PM) [refer to the Appendix for Keith’s resume/cv]. Keith is based in Pittsburgh, and reports directly to the Company’s Treasurer, Mike Fox, who subsequently reports to the Company’s CFO, Mike Zugay. The PM is a solely dedicated SOX headcount. On an informal basis, Keith provides near daily updates to the Treasurer, weekly updates to the CFO, and monthly updates to the CEO. As noted above, Keith provides formal updates to the AC on a periodic basis.

Given the Company’s large transaction processing presence in India (as discussed in Section III below), an on-site (Bangalore, India) resource was added in July, 2004. This resource, Sunil Putty (refer to the Appendix for Sunil’s resume/cv), reports directly to Keith Conte. Keith and Sunil communicate via phone conference at least 3 times a week, and daily via e-mail. In addition, Keith has traveled to Bangalore 4 times in FY04 (twice after Sunil’s joining date). Keith has managed the Project on a global basis, and has incorporated all efforts into one consolidated SOX compliance output; all SOX references in this document (unless otherwise stated) are from a global perspective.

From its inception, the Project has received executive sponsorship and commitment.

Project Management

The Project’s day-to-day management is captured in a task tracking listing/schedule. A copy of this document can be found in the Appendix.

Section III: Scoping and Planning

As of 12/31/2004, the Company is comprised of 43 separate business units/branches. Of these 43 units, 23 are non-operating (i.e. no revenue generation), 1 is corporate management (BU 73), and 19 are operating. These 43 segments are managed by 3 separate groups: IGS, IPS, and Corporate.

Scoping

To determine the scope of the Project, management considered significant accounts, disclosures, and business processes/cycles. The consideration upon each of these areas was based upon both quantitative and qualitative factors.

Three Quantitative Factors were considered:

1.	For each of the 12/31/04 consolidated balance sheet and income statement, the largest individual line items were selected (outside of equity); gross accounts receivable from the balance sheet, and sales from the income statement.

The total of these largest individual line items was then used as the denominator, and the balance for each of the 43 business unites was used as the numerator. Using this calculation, all financial statement line items of those branches whose percentages were greater than 5% for both of these line items were deemed to be in scope.

2.	For those business units that met the above first step, a check was performed for the sum of the total of the largest line item to ensure that at least 60% to 70% of the largest line item total was covered.

3.	With steps #1 and #2 complete, a final check was performed on the remaining line items other than the largest individual sums to ensure that all other line items had at least 50% total coverage. If 50% coverage was not obtained via step #1, then the largest individual balances (both positive and negative balances) in the other remaining business units (those units not in the original scooping exercise) were selected on a one-off basis until at least 50% coverage was obtained.

The above quantitative factors allowed management to determine the location of significant accounts. The above factors were extracted from PWC guidance entitled Practical Guidance for Management, July 2004, specifically Section III, pages 18-26. The above exercise was performed quarterly. Refer to the Appendix for the 12/31/04 scoping documents.

Specifically, the above quantitative factors produced the following results relative to both the 12/31/04 consolidated balance sheet and income statement:

For Step #1 above, the following business units (BU’s) were completely in scope:

Quantum Canada BU 11

IGS India branch BU 50

IGS USA branch BU 59

IGS Ejiva branch BU 90

Emplifi BU 81 (BPO)

GFS BU 92 (BPO)

For Step #2 above, total net a/r and net sales coverage was 86% and 83% respectfully.

For Step #3, the following financial statement line items (by BU) are in scope to meet the 50% threshold:

For the Balance Sheet:

Other Long Term Liabilities, Red Brigade (BU 20);

Land, Building, Investments in JV, IGS-QIN;

Deferred Revenue, IGS-SYM;

Leasehold improvements, goodwill, minority interest, deferred compensation, currency translation adjustment, IGS CE;

Common stock, APIC, T-Stock, IGATE Cap (BU 71);

Investments, APIC, iGate Hold (BU 72);

Prepaid taxes, Accrued Income taxes, Deferred Revenue, Deferred Income Taxes, IGate Cap Mgmt (BU 73);

Unrealized G/L IGate Ventures (BU 77);

Amortization, Synerge (BU 89);

Minority Interest, Common Stock, APIC, Consolidation Entries.

For the Income Statement:

Minority Interest, Mastech Systems (BU 01);

Other Corporate Costs, Red Brigade (BU 20);

Relocation, IGS CE;

Investment Income, IGate Holding Delaware (BU 72);

Dues & Subs, Legal, Accounting, Insurance, Taxes, Rent, Office Supplies, Investment Income, Income Taxes, IGate Cap (BU 73);

HR Salaries, Goodwill, Synerge (BU 89);

Miscellaneous, Symphoni (BU 99).

Qualitative Factors

Once the significant accounts were determined, the PM then interviewed the relevant iGATE finance personnel to determine the process and sub-processes that serve to generate each line-item. A listing of these processes was then compiled (and ultimately verified via the process documentation discussed in Section V below), and an internal risk assessment process was conducted. This process was performed by the PM in conjunction with the Company Treasurer and the CFO. Risk was determined for each sub-process based upon the following criterion:

Impact on financial statements,

Complexity of process,

Volume of transaction,

Centralization of process,

Inherent risk of process.

Together the above criteria were used to formulate a priority ranking system that serves to identify each process as either a: high, medium, or low risk process. Refer to the Appendix for the 12/31/04 Risk Assessment document.

The Risk Assessment document was then cross-referenced back to both the consolidated balance sheet and income statement scoping documents discussed above to ensure that all balances that were deemed to be either significant or that contained a high risk assessment were included in the Project’s scope.

In addition to the above significant/high risk areas, management also deemed the following general areas to be within scope of the Project:

Company Level Controls (CLC),

General Computer Controls (GCC),

Taxes,

External Financial Reporting and related areas.

Linkage of In-scope Locations to Processes

Once the physical location of accounting activities was determined (refer to the quantitative discussion above), an exercise was performed that links each in scope amount to the relative business process for the amount. Refer to the Appendix for this linkage.

Planning

Once scoping was completed, a detailed project plan was developed that encompassed each of the above noted sub-processes. As noted in the below sections, each in-scope sub-process was documented (Section V), tested (Section VI), and then evaluated (Section VII). This plan captures completion dates for each sub-process and category for both internal iGATE efforts as well as for external PWC efforts; a copy of this document can be found in the Appendix (as noted in Section II, under the Project Management heading).

Software Systems

All primary iGATE entities use some version of the Peoplesoft financial accounting software. Two versions of this software are used, either versions 8.8 or 7.5. Both versions are stable, with the 8.8 version being implemented by IGS in the summer of 2004. A summary view of the systems is as follows:

As noted above, all primary entities of iGATE use the PS platform. Certain non-primary entities (namely the following BU’s: 10, 20, 22, 35, 38, 45, 46, 72, 76, 85, and 88) capture financial transactions using some other system; none of these other entities are wholly within iGATE’s SOX scope. However, there are certain individual line items that exist within these non-primary entities that are in scope, namely the investment balances of BU 72 (The Delaware Holding Company); the systems used to capture these in-scope line items has therefore been documented and tested.

Geographic Locations

The Company’s finance teams are divided into 3 primary physical locations: (1) Bangalore, India, (2) Pittsburgh, Pennsylvania, and (3) Mississauga, Canada. The responsibilities of each location are as follows:

Section IV: Use of Third-Party Service Organizations

Management has considered four steps in its evaluation over the procedures to perform relative to its outside service organizations.

1.	Management determined if service organizations are being used.

As part of the identification of processes and sub-processes discussed above (Section III, Scoping) Management identified 4 areas in which outside service organizations are used.

i.	Automated Data Processing (ADP) – payroll processing.

ii.	Highmark—medical claims processing

iii.	PNC—investment services processing

iv.	Wachovia—investment services processing

2.	For those outside service organizations used, management then determined if the outsourced activities, processes, and functions are significant to the Company’s internal controls over financial reporting.

Management made the determination that all four of the above mentioned service organizations are significant.

3.	Determine if a Type II SAS 70 (SAS 70), Service Organizations, report exists and are sufficient in scope.

Management obtained a Type II SAS 70 report for each of the four organizations listed in item #1 above. Management then incorporated these reports into the detailed documentation and testing of those sub-processes where the service organization’s activities are used (refer to the below sections V & VI).

4.	If a Type II SAS 70 report does not exist, determine alternative procedures.

As mentioned in item #3 above, all necessary SAS 70 reports were obtained.

Section V: Documentation—Evidence of Effective Internal Controls

Management performed the following four steps in documenting its internal controls:

1.	Determine the scope of documentation

This step was performed by Management as is detailed in Section III above, under the ‘Scoping’ sub-set.

2.	Develop process documentation

For each sub-process, a flowchart has been created that illustrates the procedures/steps undertaken relative to that process. The flowcharts serve to identify the key-control activities with the procedure, as well as provide detail as to who performs the task, systems used in the performance, and frequency of the task. A sample of the developed process documentation can be found in the Appendix—the sample provided is from the Accounts Receivable process for Canadian BU 11.

3.	Develop control documentation

For each sub-process a control matrix has been created that serves to identify the primary controls that exist within the sub-process. The control matrix serves to capture the following information for each control activity:

Control Objective

Description of Control Activity

Frequency

Financial Statement Area

Items relevance to Completeness, Accuracy, Validity, and Restricted Access (CAVR)

Items relevance to Financial Statement Assertions (Completion, Existence/Occurrence, Rights & Obligations, Valuation, and Presentation & Disclosure)

Is the control Manual or Automated?

Is the control Preventative or Detective?

Is the control Key or Non-key?

For those Key controls, a reference is made to the respective testing template that supports each key control.

A sample of the developed control documentation can be found in the Appendix—the sample provided is from the Accounts Receivable process for Canadian BU 11.

4.	Assess the design of controls

The assessment of control design is based upon the following criterion:

•	The alignment between control activities and the business risks identified,

•	Whether or not the controls satisfy the above noted CAVR,

•	Frequency of the control—whether the control will detect or prevent the risk identified on a timely basis,

•	Segregation of duties relevant to the process being controlled,

•	Timeliness in addressing issues and exceptions that result from the control activity,

•	Reliability of the information used in the performance of the control,

•	The nature of the control: manual, automated, who performs the control, is the control preventative/detective…,

•	And the period covered by the control.

Section VI: Testing—Determining the Operating Effectiveness of Internal Controls

Management undertook four key steps in the testing phase of the Project:

1.	Identification of controls to be tested (only Key Controls were tested),

2.	Identification of those who will perform the testing,

3.	Development and execution of the test plans (what, how, and when to test),

4.	Evaluation of the test results.

Identification of controls to be tested

As noted in Section V above (development of control documentation), once a control has been identified, a determination is made as to whether or not that control is key. All controls identified (for all areas determined to be within scope) as Key are then tested.

Identification of those who will perform the testing

Testing, across all locations, was performed by either one of 4 resources: (1) Keith Conte, Global Project Manager, (2) Sunil Putty, IGS/BPO Project Lead, (3) staff from the external chartered accounting firm of Pipalia Singhal & Associates (Mumbai office), or (4) staff from the external accounting/consulting firm of Resource Global Professionals (Pittsburgh office).

Development and execution of the test plans

The following elements were incorporated into the test plans: key controls to be tested, implied nature of test to be used (inquiry, observation, examination or re-performance), extent of testing, timing of procedures, description of the test, key administrative items, documentation, and exceptions.

Extent of Testing

For automated controls, the number of items tested was minimal (one item). This population was selected given that the Company’s general computer controls are effective, and that a detailed review of the controls within the Company’s computer applications was completed.

For manual controls, the company adopted the following table that represents the extent of testing necessary to support a conclusion that a manual control is operating effectively (provided no exceptions are found):

Frequency of Manual Control’s Performance	Typical Number/Range of Times to Test Controls
Annually	1
Quarterly	2
Monthly	2 to 5
Weekly	5 to 15
Daily	20 to 40
Multiple Times a Day	25 to 60

Evaluation of the test results

Relative to the results of the testing performed, management considered the following questions:

What risk is the control intended to mitigate?

Were exceptions found?

Were exceptions resolved?

Is there a process for correcting recurring exceptions?

With each exception that occurred in the testing process, Management evaluated the exception to determine why it occurred. Upon investigation of the exception, if Management determined that the control was not operating effectively a determination was made as to whether or not to include the exception on the Company’s internal Summary of Aggregated Deficiencies (iSAD) document that is discussed below in Section VIII.

A sample of the developed testing documentation can be found in the Appendix—the sample provided is from the Accounts Receivable process for Canadian BU 11.

Section VII: Evaluation of Internal Control Deficiencies and Reporting

The evaluation of internal control deficiencies and reporting is an area that requires a large degree of management judgment.

Refer to the Appendix for the:

internal Summary of Aggregated Deficiencies (iSAD), as well as,

internal Summary of Aggregated Deficiencies (iSAD) Framework document.

Section VIII: Communication

Required Communications by Management

This document represents Management’s communication.

Written Representations from Management to the Auditor

Refer to Management’s Representation letter to the Auditor in the Appendix to this document.

Required Communications by the Auditors

The communications expected by the Company from its auditors (PWC) are as follows:

1.	A report to Management and the Audit Committee that details all significant deficiencies and material weaknesses (prior to the issuance of PWC’s SOX opinion).

2.	A communication in writing to the Board of Directors if a significant deficiency or material weakness exists related to the Audit Committee’s oversight of the company’s external financial reporting and internal controls over financial reporting.

3.	A communication of all deficiencies in internal control over financial reporting of a lesser magnitude than significant deficiencies identified during the audit.

Appendix:

Section I:

—

Section II:

PWC Engagement Letter

Project Oversight

     Resumes/cv’s: Keith Conte, Sunil Putty

Project Management

     Process Status Listing

Section III:

Scoping:

     Balance Sheet Scope & footnote linkage, as of 12/31/04

     Income Statement Scope & footnote linkage, as of 12/31/04

     Risk Assessment, as of 12/31/04

Section IV:

—

Section V:

Sample Process Documentation

Sample Control Documentation

Section VI:

Sample Testing Template Documentation

Section VII:

internal Summary of Aggregated Deficiencies

internal Summary of Aggregated Deficiencies Framework

Section VIII:

Written Representations from Management to the Auditor – Representation Letter

iGate Corp.

Sarbanes-Oxley

internal Summary of Aggregated Deficiencies (iSAD) Framework

As of 12/31/2004 dated March 28, 2005

Purpose

This document serves as a guide to the more detailed ‘iSAD 2004’ document, and is meant to explain management’s process in both the identification, remediation, and assessment of internal control deficiencies. Refer to the iSAD 2004 document itself for a specific list of control deficiencies.

The iSAD Framework

iGate’s Internal Summary of Aggregated Deficiencies (iSAD) was designed to accumulate and evaluate control deficiencies identified during the implementation of SOX 404 or the financial statement audit for calendar year 2004. The iSAD process consists of three parts:

Part I – The Accumulation of Control Deficiencies

This section captures all significant deficiencies that have been identified during the 2004 Section 404 implementation. These items relate only to those business units (BUs) that have been scoped into the project (refer to the Sox Mgmt Doc for information relative to Project Scoping), and have been included herewith regardless of remediation status at 12/31/04. Therefore, the listing excludes deficiencies that do not affect significant accounts and assertions included in the scope of iGate’s SOX 404 implementation (e.g., deficiencies that only relate to operational matters, insignificant financial statement accounts, or insignificant locations).

The parameters within this section are as follows:

Level of Control – Entity-Level, Transaction (process)-Level or General Computer Control (GCC) (Note – For proposed audit adjustments, if any, the nature of the underlying control deficiency will be considered.)

Business Unit/Location – Reference to particular business unit and location where the control deficiency exists.

Significant Account or Disclosure (& Related F/S Assertions) – Reference to particular financial statement account(s) or disclosure and related financial statement assertions per control matrices.

Control Activity Reference – Reference to particular control per control matrices and related testing templates.

Description of Control Deficiency & How It Was Identified – Describe control deficiency and how it was identified.

Type of Deficiency – Design effectiveness, Operating effectiveness, or Both

Deficiency Identified by – PwC, Management or Other (such as within a SAS 70 report)

Control Remediated and Tested by Y/E – If the control deficiency was remediated and tested by year-end, Part III does not have to be completed. See remediation efforts under Part II, Management’s Response.

Part II – Management’s Response

For each identified deficiency, management has provided a brief comment in this section as to either the remediation of the item or further clarification as to management’s attempts at remediation, the existence of compensating controls, or other such comments relative to the deficiency.

The parameters within this section are as follows:

Management Comments on the Deficiency/Existence of Compensating Controls – this item has been addressed above and is self-explanatory.

Does Management believe the item to Still be a Deficiency? – Again, this item is self-explanatory. All items marked ‘Yes’ in this column are subject to the third section of this framework. Items are considered to still be a deficiency if the original deficiency noted in Part I was not remediated in full by December 31, 2004, or was remediated but not operating for a sufficient period of time prior to 12/31/04.

Part III – The Evaluation of Deficiencies

Please note, only those items identified by management (as determined in Part II above) as deficiencies at year-end are subject to this section.

Management has evaluated each deficiency from two perspectives: (1) an individual item review, and then (2) in the aggregation.

From an overall perspective, management’s evaluation of deficiencies considers both quantitative as well as qualitative/judgmental factors.

Quantitative factors in deficiency evaluation (i.e. determination of Materiality)

Where possible, management has quantified the dollar value impact of each deficiency (refer to the below ‘Specific Comments’ section for quantification calculations). This quantification is captured in the iSAD document in the ‘Quantification’ column under Part III.

The quantification is then measured against a pre-determined materiality threshold.

The Company uses earning per share (EPS) as the basis for determining materiality. The Company has chosen this measure as it feels that EPS is the primary decision-making tool that end-users of the financials use. The Company has made this materiality determination in accordance with SEC Staff Accounting Bulletin (SAB) No. 99 – Materiality. Given this basis, the Company has used its judgment to conclude that any change +/- of $.02 to EPS is material.

The +/- $.02 EPS change translates into a dollar equivalent of $1,312,500. This amount is calculated as follows:

Baseline:

FY04 Net Income/(Loss):	$(16,204,316)
Average Weighted Share O/S for the FY:	52,721,000

EPS	$(.31)

Positive Impact upon EPS:

FY04 Net Income/(Loss) (16,204,316) + $1,312,500	$(14,891,816)
Average Weighted Share O/S for the FY:	52,721,000

EPS	$(.28)

Negative Impact upon EPS:

FY04 Net Income/(Loss) (16,204,316) - $1,312,500	$(17,516,816)
Average Weighted Share O/S for the FY:	52,721,000

EPS	$(.33)

Note above EPS calculations reflect rounding differences.

So, the quantification is then measured against the above materiality threshold to arrive at the follow identifier:

Deficiency	< $	1,312,500
Material Weakness	> $	1,312,500

The result of the above table is then captured in the ‘Quantification/Materiality Evaluation’ column of Part III of the iSAD document.

Qualitative/Judgmental Factors in deficiency evaluation

Independent of the above quantification process, management also weighs each deficiency against a pre-determined set of judgment factors. There are 4 factor sets, all of which are in a CHART format, and all of which come from the PricewaterhouseCooper’s document, A Framework for Evaluating Control Exceptions and Deficiencies, Version 3, December 20, 2004.

The four judgmental factor sets/CHARTS are:

CHART 1 – Evaluating Exceptions Found in the Testing of Operating Effectiveness

Individual boxes should be read in conjunction with the corresponding guiding principles.

CHART 2 – Evaluating Process/Transaction-Level Control Deficiencies

This decision tree is to be used for evaluating the classification of control deficiencies from the following sources:

•	Design effectiveness evaluation

•	Operating effectiveness testing (from Chart 1)

•	Deficiencies that resulted in a financial statement misstatement detected by management or the auditor in performing substantive test work.

Individual boxes should be read in conjunction with the corresponding guiding principles.

CHART 3 – Evaluating Information Technology General Control (ITGC) Deficiencies

This decision tree is to be used for evaluating the classification of Information Technology General Control (ITGC) Deficiencies from the following sources:

•	ITGC design effectiveness evaluation

•	ITGC operating effectiveness testing (from Chart 1)

•	ITGC design or operating deficiencies identified as a result of application control testing (from Chart 2)

Individual boxes should be read in conjunction with the corresponding guiding principles.

CHART 4 – Evaluating Control Deficiencies in Pervasive Controls Other than ITGC

This decision tree is to be used for evaluating the classification of control deficiencies in Pervasive Control Other than ITGC from the following sources:

•	Design effectiveness evaluation

•	Operating effectiveness testing (from Chart 1)

Individual boxes should be read in conjunction with the corresponding guiding principles.

Given the above four charts, management then judgmentally determines which chart is appropriate given the ‘Type of Deficiency’ that was noted on the iSAD. The chart selected, as well as the rationale for movement within each chart is then determined, and noted in the below ‘Specific Comments’ section. The end result of this judgmental exercise is then captured on the iSAD document in Part III under the column ‘Judgmental Evaluation (Version 3 Framework).

Once the Judgmental Evaluation is complete, Management then compares the classification result from the ‘Quantification/Materiality Evaluation’ and the ‘Judgmental Evaluation (Version 3 Framework)’ to arrive at ‘Management’s Overall Classification of Deficiency’ on the iSAD document. This overall classification is again based upon management’s judgment, but it should be noted that in all cases the classification made in the ‘Judgmental Evaluation’ column is the same for the overall classification.

It should be noted that management defines deficiencies as follows:

Deficiency – Exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

Significant Deficiency – An internal control deficiency or combination of control deficiencies that adversely affects the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with GAAP such that there is a more-than-remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.

A misstatement is inconsequential if a reasonable person would conclude, after considering the possibility of further undetected misstatements, that the misstatement, either individually or when combined with other misstatements, would clearly be immaterial to the financial statements. If a reasonable person could not reach such a conclusion regarding a particular misstatement, that misstatement would be more than inconsequential.

Material Weakness – A significant deficiency or combination of significant deficiencies that results in a more-than-remote likelihood that a material misstatement of the annual or interim financial statements will, not be prevented or detected.

The above steps capture management’s individual evaluation of deficiencies; the final step in evaluation is the aggregation and evaluation of deficiencies.

Aggregation of Deficiencies

Once all individual deficiencies have been evaluated for misstatement, these items are then aggregated according to their relative “Significant Accounts and/or Disclosures” as identified in Part I above. This aggregation process is necessary given that the existence of multiple control deficiencies related to a specific account balance or disclosure increases the likelihood of misstatement. Much like the individual evaluation of deficiencies, the aggregation process follows the same quantification process and measurement (same $1,312,500 materiality level is used) as well as management’s judgment of the aggregation impact. Management’s conclusion can be found in the below ‘Specific Comments relative to Management’s Evaluation of Control Deficiencies.’

Specific Comments relative to Management’s Evaluation of Control Deficiencies

As noted in the accompanying iSAD document, management has identified eleven (11) internal control deficiencies. The evaluation details of each deficiency is as follows:

Deficiency 1 – #25 per iSAD, tax reconciliation differences.

Materiality evaluation:

Quantification of this deficiency is approximately $3k. Management has addressed the cause and tested the fix successfully in Q404. Item is included as a deficiency as the fix was only tested once, and quarterly controls require testing for at least 2 periods. Management feels that the magnitude of this item is < the material weakness threshold—item is therefore a deficiency.

Judgmental Evaluation:

This is a Chart 1 item, as it relates to operating effectiveness. Box 1 = No. Box 2 = Yes. Box 3 = No. Item is a deficiency.

Deficiency 2 – #26 per iSAD, lack of formal process relative to new employee reference checks.

Materiality evaluation:

Quantification of this deficiency is extremely judgmental. While a formal process has been implemented for FY05, management has placed a large amount of reliance on compensating controls in this matter for FY04. These compensating controls are: (1) authorization of timesheets on a bi-weekly basis; this is a compensating control given that the authorization of timesheets indicates both the acceptance and value of work performed; (2) employees work primarily at/under the direct supervision of the end-client, as such, if skill set were found to be lacking, the employee would be replaced to satisfy customer needs; (3) each candidate undergoes extensive internal interviewing; (4) each technical candidate undergoes rigorous skill set testing; and (5) all entry-level new hires undergo extensive internal training. Management feels that the magnitude of this item is < the material weakness threshold—item is therefore a deficiency.

Judgmental Evaluation:

This is a Chart 4 item, as it relates to design effectiveness. Box 1, Box 2, Box 3 = No. Box 4 = Yes. Box 7 = No. Item is a deficiency.

Deficiency 3 – #27 per iSAD, unapplied cash balances within the Accounts Receivable account.

Materiality evaluation:

The quantification of this item = $439,373 USD. Unapplied cash balances as of 12/31/04 were: Emplifi (81) = $327,308; IGS, India (50) = $28,860; GFS (92) = $57,408; eJIVA (90) = $149,679; and IGS, US (59) = $343,541. Of these amounts, the following were in existence prior to the establishment of the BPO control environment/processes: Emplifi = $143,402, and GFS = 31,106. Subtracting the pre-BPO balances from the year-end unapplied balances results in $732k. $732k less a 40% effective tax rate impact = the $439,373 quantification. This quantification amount represents a $(.008) impact to EPS. Management feels that the magnitude of this item is < the material weakness threshold—item is therefore a deficiency.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to process evaluation. Box 1, Box 2, Box 3, Box 4, = No. Box 8 = Yes. Item is a Significant Deficiency.

Deficiency 4 – #28 per iSAD, record keeping as it relates to revenue recognition

Materiality evaluation:

Management quantified this deficiency at $1,243,793, which is the sum of four separate year-end audit adjustments: iGATE Mastech entry #2 in the amount of $684,766, iGATE Mastech entry #3 in the amount of $130,543, and iGATE Mastech entry #5 in the amount of $67,273, and iGATE Mastech entry #6 in the amount of $361,211. While this quantification is less than the material weakness materiality threshold of $1.3M, management deems the item to be a significant deficiency given the financial line item importance of related revenue accounts.

Judgmental Evaluation:

This is a Chart 1 item, as it relates to operating effectiveness. Box 1 = No. Box = Yes. Box 3 = No. This item is a control deficiency relative to Chart 1. However, as noted in this item’s materiality evaluation, management assesses this item as a significant deficiency given the underlying importance of revenue related accounts.

Deficiency 5 – #29 per iSAD, inadequate support for consultant rate adjustments.

Materiality evaluation:

Management quantified this deficiency at $567,104 [sum of outside consultant fees for BU’s 11, 81, and 92 = 23,304,626 + 12,045,739 + 2,456,568 * 2.5% average rate of consultants who receive an increase in rates from the initial SOW/gross profit, with the result multiplied by a 40% effective tax rate]. Management feels that while the magnitude of this item is < the material weakness threshold, it is considered to be a significant deficiency given the quantification of this item.

Judgmental Evaluation:

This is a Chart 1 item, as it relates to operating effectiveness. Box 1 = No. Box = Yes. Box 3 = No. This item is a control deficiency relative to Chart 1. However, as noted in this item’s materiality evaluation, management assesses this item as a significant deficiency given the quantification of this item.

Deficiency 6 – #30 per iSAD, segregation of duties issue.

Materiality evaluation:

Given the extent of compensating controls relative to this item, management feels that the quantification of this deficiency is unnecessary. The primary compensating controls for this item are: (1) payment review, and (2) gross margin review by project. Together these compensating controls would allow for management to detect those issues that the current lack of segregation may create. Management feels that the magnitude of this item is < the material weakness threshold—item is therefore a deficiency.

Judgmental Evaluation:

This is a Chart 4 item, as it relates to design effectiveness. Box 1 = No. Box 2 = No. Box 3 = Yes. Box 7 = No.

Deficiency 7 – #31 per iSAD, non-comprehensive impairment policy.

Materiality evaluation:

Management has placed a zero-dollar-value quantification upon this item. Regardless of the quantification value, the item is however considered to be a deficiency given that management did not perform an impairment valuation of this item as part of its period close procedures. A subsequent valuation was performed in response to a request from the Company’s external auditors. Management will, on a go-forward basis, formalize their impairment valuation approach and execution. As such, evaluates this item as a Deficiency.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to operating effectiveness. Box 1 = Yes. Box 7 = No. Item is a Deficiency.

Deficiency 8 – #32 per iSAD, lack of parent review of subsidiary’s board and committee meeting minutes.

Materiality evaluation:

Management has quantified this item at $117k. The $117 is the amount of gain the parent company booked in FY04 relative to derivative/hedging activities that occurred in IGS. While these activities were approved by the IGS-BOD, the parent company was unaware of the need to book the gain relative to US GAAP until notified by external auditors. Management feels that the magnitude of this item is < the material weakness threshold—item is therefore a deficiency.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to operating effectiveness. Box 1 = Yes. Box 7 = No. Item is a Deficiency.

Deficiency 9 – #33 per iSAD, lack of an internal audit plan.

Materiality evaluation:

Quantification of this deficiency – translation of this item into quantifiable terms is extremely judgmental. While management does plan to create an internal audit group in Q205, management feels that the lack of such a group in FY04 does not have a material impact upon operations given the implementation of 404 during the year. While not a substitute for internal audit, 404 has served to provide management with a comprehensive view of controls within the organization; this comprehensive exercise is a necessity of any internal audit group, and would have been the first exercise of the group in a non-404 year. In this sense, the group to be formed in Q205 will come to rely heavily upon the FY04 404 effort. Management feels that the magnitude of this item is < the material weakness threshold—item is therefore a deficiency.

Judgmental Evaluation:

This is a Chart 4 item, as it relates to design effectiveness. Box 1 = No. Box 2 = Yes. Box 6 = Yes. Box 8 = No. Item is a significant deficiency.

Deficiency 10 – #34 per iSAD, completeness of the intercompany accounting process.

Materiality evaluation:

Quantification of this item is $0. Dollar value is such given the reclassification nature of this deficiency. Two audit adjustments were made in FY04 to counter the impact of this item, ‘E50 entry #1’ and ‘E81 entry #1’, both of which had a zero value P&L impact.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to operating effectiveness. Box 1 = Yes. Box 7 = No. Item is a Deficiency.

Deficiency 11 – #35 per iSAD, unbilled accounts receivable items.

Materiality evaluation:

Quantification of this item is $127,434, which represents a year end audit entry that has been booked.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to operating effectiveness. Box 1 = Yes. Box 7 = No. Item is a Deficiency.

Deficiency 12 – #36 per iSAD, oversight of Business Process Outsourcing (BPO) results.

Materiality evaluation:

Quantification of this item is $466,000, which represents two year end audit entries that have been booked: iGATE Mastech entry #7 in the amount of $266,000, and GFS entry #1 in the amount of $200,000.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to operating effectiveness. Box 1 = Yes. Box 7 = No. Item is a Deficiency.

Deficiency 13 – #37 per iSAD, oversight of IGS results.

Materiality evaluation:

Quantification of this item is $150,422, which represents a year-end audit entry that has been booked; entry is iGS U.S. GAAP adjustments.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to operating effectiveness. Box 1 = Yes. Box 7 = No. Item is a Deficiency.

Deficiency 14 – #38 per iSAD, access rights to Peoplesoft 8.8.

Materiality evaluation:

Quantification of this deficiency – translation of this item into quantifiable terms is extremely judgmental. Management notes that the mitigating control for this deficiency is the strong manual/’outside the system’ environment that exists. The need is however recognized to bolster the in-system controls in FY05.

Judgmental Evaluation:

This is a Chart 3 item, as it relates to Information Technology General Control deficiencies. Box 1 = No. Box 2 = No. Box 5 = No. Item is a Deficiency.

Deficiency 15 – #39 per iSAD, late filing of an 8-k (Report of unscheduled material events or corporate event).

Materiality evaluation:

Quantification of this deficiency – translation of this item into quantifiable terms is extremely judgmental. Management notes that no fines were incurred in the late filing, and that the only ramification of the occurrence is that the Company is prohibited from filing future S file offerings for one year from late filing date

Judgmental Evaluation:

This is a Chart 2 item, as it relates to a design deficiency. Box 1 = Yes. Box 7 = No. Item is a Deficiency.

Specific Notes Relative to the Aggregation of the Above Deficiencies.

Based upon the iSAD analysis, two separate aggregations are warranted:

Aggregation #1:    items # 27, 28, 35, & 36:

Item # 27:	$493	k
Item # 28:	$1,244	k
Item # 35:	$127	k
Item # 36:	$466	k

	$2,330	k < $1,312,500 = Significant Deficiency

Aggregation #2:    items # 33 & 34:

Item # 31:	$—
Item # 32:	$117	k

	$117	k < $1,312,500 = Deficiency

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004 dated March 28, 2005

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
1	Transaction- level	IGS/ BPO	Payroll	C PY 6K & 8k	Evidence of review of salary inputs and registers was not evident.	Operating	Management	Yes

2	Transaction- level	IGS/ BPO	Payroll	C PY 23K	Bonus provision on a quarterly basis were not evidenced by formal review	Operating	Management	Yes

3	Transaction- level	IGS/ BPO	Treasury and AP	C AP 1K	There existed no authority matrix for approvals of payments by various departments	Operating	Management	Yes

4	Transaction- level	IGS/ BPO	GL	C GL 8K	There was no formalized list of Account Reconciliations to be prepared every month	Operating	Management	Yes

5	Transaction- level	IGS/ BPO	GL	C GL 11K	Folder level access rights were not designed	Operating	Management	Yes

6	Transaction- level	IGS/ BPO	GL	C GL 12K & 13K	The consolidation process (and related adjustments and the preparation of both US and Indian GAAP financials) was not documented.	Operating	Management	Yes

7	Transaction- level	IGS/ BPO	GL	C GL 12K	Consolidated US GAAP and Indian GAAP financials were not evidenced by a formal review from senior management.	Operating	Management	Yes

8	Transaction- level	IGS/ BPO	GCC	Program Change & Program Development Documentation	Formal IS process documents over program change and program development did not exist	Operating	Management	Yes

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Management believe the item to Still be a Deficiency?	Quantification	Quantification/ Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
1	A formal sign-off process was implemented whereby all salary inputs and registers are now signed off by concerned Managers as evidence of review. This process was initiated in September, and was tested accordingly.	No

2	A process has been implemented (9/04) whereby all employee bonuses are reviewed by the CEO, CFO, and the head of HR. Review of these items is captured in a bonus signoff sheet.	No

3	An authority matrix has been designed and implemented in September, 2004.	No

4	A formalized process for the completion and review of all balance sheet account reconciliations and related month-end schedules was created and implemented in September, 2004.	No

5	Folder level access rights for finance group has been designed and implemented in Q4 whereby all finance related files are stored on a dedicated and restricted server that is maintained (i.e. backed-up) according to the processes documented in the Company’s GCC area.	No

6	Documentation was prepared and tested to address these areas.	No

7	A formal process of sign off on a monthly basis by VP finance has been initiated and implemented in September, 2004.	No

8	Documentation was prepared and tested to address these areas.	No

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit/ Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
9	Transaction- level	BU 11	Payroll	PR 7	Review of SAS 70 and related necessary client controls was not formally performed.	Both	Management	Yes

10	Transaction- level	CLC	Cash & Investments	72C5 & 72I4	Review of investment manager SAS 70 reports and any recommended client controls was not formally performed by management..	Both	Management	Yes

11	Transaction- level	BU72	Cash & Cash Equivalents, Short-term Investments (EO)	72I3	Formal documentation (as required by the Policy) of the CFO’s annual review of the Investment Policy and the investment manager’s performance and adherence to policy guidelines was lacking.	Design	Management	Yes

12	Transaction- level	CLC	Prepaid income taxes, Income tax accruals, Deferred income tax benefits (liabilities), Income tax expense (CO)	T4	While compiling control matrix for Taxes, it was noted there was no formal documentation of the Tax Dept’s processes.	Design	Management	Yes

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Management believe the item to Still be a Deficiency?	Quantification	Quantification/ Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated

9	Implemented review & signoff of ADP SAS70 Report by Corporate Treasurer. Also, identified all client controls per SAS70 applicable to the company and performed testing in the US and India to ensure that control activities exist and are operating as described. No exceptions were noted and the review and testing were incorporated into the BU 11 SOX 404 documentation.	No

10	In connection with the compilation of the SOX 404 documentation for 2004, management ensured that a review of the investment manager SAS 70 Reports was made in connection with compiling the control matrices for BU 72 Cash & Investments. The objectives of reviewing the SAS 70 Reports included 1) ensuring that the reports concluded that controls over the authorization of wire transfers and investments were operating effectively, and 2) ensuring that any applicable Client Control Considerations presented in the reports were covered by iGate’s control matrices for BU 72 Cash & Investments.	No

11	Annual review checklist was created and completed by CFO as of 12/3/04	No

12	The Director of Taxes catalogued the spreadsheets used to calculate the quarterly tax accrual/provision and documented the related processes which were in place by Q3.	No

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
13	Transaction- level	CLC	Prepaid income taxes, Income tax accruals, Deferred income tax benefits (liabilities), Income tax expense (CO, EO, VA)	T5 & T8	While compiling control matrix for Taxes, it was noted there was no formal checklist to ensure appropriate matters were consistently considered in ensuring the quarterly tax accrual/provision was complete and accurate and no formal process evidencing how management considers those matters that impact the valuation of the quarterly tax accrual/provision.	Design	Management	Yes

14	Transaction- level	CLC	Financial statements & disclosures (CO, EO, PD)	FR7, FR15 & FR16, FR20	During the testing of the month of Feb, it was noted that the monthly closing and consolidation journal entries were not signed (evidencing review and authorization) by the Treasurer.	Operating	Management	Yes

15	Transaction- level	CLC	Financial statements & disclosures (CO, PD)	F26	As part the Q2 testing it was noted that there was no evidence of the CEO’s approval of the 10Q.	Operating	Management	Yes

16	Transaction- level	CLC	Financial statements & disclosures (CO, PD)	F28	While compiling control matrix for Financial Reporting & Close, it was noted there was no responsibility matrix in place for the compilation and review of the 10Q’s/10K.	Design	Management	Yes

17	Transaction- level	CLC	Financial statements & disclosures (CO, PD)	F29	While compiling control matrix for Financial Reporting & Close, it was noted there was no internal US GAAP checklist.	Design	Management	Yes

18	Transaction- level	BU 11	Accounts Payable	AP 31	Lack of Controller review on EFT payment files.	Design	Management	Yes

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Management believe the item to Still be a Deficiency?	Quantification	Quantification/ Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
13	The Director of Taxes completed a quarterly provision checklist beginning with Q3. The Q3 checklist was completed after earnings were released. The Director of Taxes also completed a quarterly Tax Provision & Valuation Memorandum beginning with Q3.	No

14	Beginning in July the Treasurer began signing the journal entries to evidence his approval.	No

15	The CEO began evidencing his approval of the SEC report drafts by initialing the drafts beginning in Q3.	No

16	Treasurer compiled a Responsibility Matrix for both the quarterly and year-end reports.	No

17	Treasurer has always completed a checklist provided by the outside auditors. Treasurer created an internal checklist that was completed beginning with Q3.	No

18	An EFT approval process was implemented whereby all individual EFT payments > $20k USD must have Controller approval.	No

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

	Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
19	Entity- level	CLC	All	347	iGate has a formal Whistleblower and Code of Conduct policy, however, the procedures for communication of the policies to employees and the documentation of the resolutions of the matters reported on the hotline to the Audit Committee chairman need to be strengthened.	Design	PwC	Yes

20	Entity- level	CLC	All	n/a	The Disclosure Committee has never met to review disclosures and/or accounting policies.	Design	PwC	Yes

21	Entity- level	CLC	Budgets; Forecasts	180	PwC notes that management does not have an established company wide strategy to identify and mitigate business risks in order to achieve its Corporate goals and objectives.	Design	PwC	Yes

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Management believe the item to Still be a Deficiency?	Quantification	Quantification/ Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures ’ are Aggregated
19	On March 24, 2004, the Company’s Whistleblower and code of conduct policy were adopted by the BOD; the policy was then added to the Company’s website and subsequently mailed to all Company employee's on December 2, 2004. In FY04, there were NO matters that were received via the Whistleblower communication channel, as such there were no matters to communicate to the AC Chairman.	No

20	iGATE has rationally exercised a conservative approach to its financial statement disclosures—when its professional judgment leaves doubt, iGATE will disclose the matter. Given this approach, to date, there has not been a need to review or discuss matters with the Disclosure Committee (no issues have arisen to warrant such a meeting). That being said, the Company’s external auditors presented to the AC (3/24/04), as part of its required communications, a discussion of recent accounting standards and developments. In addition, the AC reviews draft 10-Q’s and the 10-k before they are filed to determine the adequacy of disclosures (as noted in the Financial Reporting & Close documentation). As, the review of new accounting pronouncements is included on the AC Checklist (item #3 under the ‘Financial Statement & Disclosure Matters’).	No

21	On an annual basis, the BOD is presented with the Company’s Operating Plan by business unit including discussions of the Company’s customers, strengths, business opportunities and business risks. On an as needed basis, the BOD is presented with various strategic initiatives that arise outside of the Operating Plan (e.g. acquisitions, divestitures, changes in organizational structure).	No

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

	Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
22	Entity-level	CLC	All	n/a	An updated organizational chart for key employees that clearly defines roles, responsibilities, and authority levels does not exist. Such a chart should exist and should be reviewed by management on a monthly basis and included in the discussions with the BOD and AC to ensure that all members are aware of any changes in the structure of the Company’s management and/or their changing roles and responsibilities.	Design	PwC	No

23	Entity-level	CLC	All	98	iGate does not have a formal policy for monitoring of controls and/or reporting any noted deficiencies to the BOD/Audit Committee.	Design	PwC	No

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Management believe the item to Still be a Deficiency?	Quantification	Quantification/ Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/ or Disclosures ’ are Aggregated
22	iGATE does maintain organizational charts of senior level management from an business unit/operting perspective. All top level changes to these charts are reviewed by the Board of Directors (for example, the CEO of IGS from Viv Pennitti to Gerhard Watzinger to Phanesshe Murthy was all reviewed and approved by the BOD).	No

23	Policy exists at an informal level. Consider the following points: a material deficiency has never been uncovered; the CEO & CFO’s quarterly 302 certifications; the AC’s Charter which grants the AC authority & funding to retain outside advisors (which to date has never been deemed necessary); at the March 24, 2004 Audit Committee meeting, PwC presented its recommendations for areas of improvement of the Company's internal control structure, including management’s responses; iGate’s Audit Committee did adopt a formal checklist to be used during meetings to ensure that controls are monitored and identified deficiencies and proposed remediations are discussed and reviewed. This was adopted on December 15, 2004, however, it was not in operation as of year-end. Also consider the Company’s 404 effort that was implemented in September, 2003.	No

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
24	Entity-level	CLC	Payroll	BU specific	PwC notes that key iGate management personnel receive bonus payments based solely on quantitative measures. This could result in increased pressure to perform and unduly influence those individuals to potentially meet unrealistic targets.	Design	PwC	No

25	Transaction- level	CLC	Prepaid income taxes, Income tax accruals, Deferred income tax benefits (liabilities), Income tax expense (CO, RO, VA, PD)	T7	The Effective Rate calculation and FAS 109 calculation are both fed by Schedule M master.xls (the latter via a cumulative rollforward of temporary differences - Tax Timing Differences.xls). The total Sch M's per Tax Timing Differences.xls are agreed to Schedule M - master.xls, total permanent Sch M’s per Tax Timing Differences.xls are reconciled to EFR.xls and the classified totals for temporary Sch M’s per Tax Timing Differences.xls are agreed to FAS 109.xls. As part of the Q3 testing, it was noted that the Sch M totals per Schedule M Master.xls did not reconcile to Tax Timing Difference.xls .	Operating	Management	Yes

26	Transaction- level	IGS/BPO	HR	C HR 8K	Reference Check for all new employees performed by HR executive was not documented	Design	Management	No

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Management believe the item to Still be a Deficiency?	Quantification	Quantification/ Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/ or Disclosures ’ are Aggregated
24	All executive compensation is approved by either the IGS BOD or the AC. Bonuses for Co-chair/CEO/President, the IGS CEO, and the iGATE CFO are based solely upon subjective matters; only the CEO of IPS has a bonus that is based upon quantitative matters, as management strongly believes that it is necessary for certain employees to have quantitative measures in place (it should be noted that the AC reviews the quantitative bonus formula).	No

25	A formal reconciliation notation was added to both Schedule M Master.xls and Tax Timing Difference.xls for Q4 to remind the Director of Taxes to verify that the Sch M totals on the two spreadsheets agree before finalizing the tax accrual/provision calculation. It should be noted that the difference noted was immaterial; also consider that the control item here is a quarterly control that was only remediated in Q4 and therefore could only be tested once (as opposed to the PWC recommended testing of two instances for quarterly controls).	Yes	$3,000	Deficiency	Deficiency	Deficiency	Item does not aggregate.

26	A formal process was implemented in January of 2005 to ensure documentation of check results.	Yes	n/a	Deficiency	Deficiency	Deficiency	Item does not aggregate.

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
27	Transaction- level	IGS/BPO	Accounts Receivable: Collection	C AR 23k	Unapplied cash balances exist within the Accounts Receivable balance.	Design	Management	No

28	Transaction- level	BU’s 11, 81, 93	Accounts Receivable & Allowance, Sales	BU specific	In certain instances, the Company’s record-keeping as it relates to revenue recognition is inadequate. Instances have been noted whereby: resources have been committed and revenue recognized without an executed Master Service Agreement(MSA)/Contract; Statement of Work (SOW)/Fee & expense Schedules did not exist for consultants assigned to particular customers (i.e. a MSA is in place, but not a detailed SOW that serves to assign an employee to a customer); record keeping relative to existing contract extensions is inadequate; and the authorization and application of credit memos is inconsistent.	Both	PwC	No

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Management believe the item to Still be a Deficiency?	Quantification	Quantification/ Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
27	Unapplied cash within the 5 in-scope IGS/BPO BU’s totaled $907k as of 12/31/04. Of the FY04 balance, management notes that $174,508 relates to issues that were in existence prior to the BPO implementation, and that a concerted effort continues to clear these items. Furthermore, management is comfortable with those controls surrounds the receipt and disbursement of cash. During Q404, management has implemented a new policy whereby on-account cash applications require justification and supervisor approval.	Yes	$493,373	Deficiency	Significant Deficiency	Significant Deficiency	Item aggregates with #’s 27, 28, 35 & 36; aggregation is considered to be a Significant Deficiency.

28	Taking each point into consideration, management notes that: One customer (E Trade) within BU 92 (GFS) does not have an executed contract in place. Management’s attempts to obtain this contract have been fruitless, however collections are occurring on the invoices billed to date. Management believes this is an isolated occurrence. Much like contracts, it was noted that one customer in particular typically does not provide executed SOW’s—Wachovia. Relative to contract extension, it is typical for consultants to be extended on jobs; the typical extension period is 2 months. In most instances these extensions are informal (via a phone call or an email). This type of arrangement has historically existed at the Company and has resulted in relatively few collection issues. That being said, the Company does have a general collection reserve on the books if collectibility becomes an issue. Management has recognized the above and as a result has booked 4 separate audit adjustments in FY 04, the total P&L impact of these adjustments is $669k.	Yes	$1,243,793	Deficiency	Significant Deficiency	Significant Deficiency	Item aggregates with #’s 27, 28, 35 & 36; aggregation is considered to be a Significant Deficiency.

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
29	Transaction- level	BU’s 11, 81, 93	Accounts Payable	BU specific	The Company’s record keeping relative to consultant rate adjustments is inadequate; instances were found where this documentation does not exist.	Both	Management	No

30	Transaction- level	BU 11	Accounts Payable	AP 16	Segregation of duties issue within the Accounts Payable function whereby the same individual who processes payments also is able to establish vendors.	Design	Management	No

31	Entity-level	IGS	Treasury	n/a	An impairment valuation was not performed on an investment held by the QIN branch of IGS.	Design	Management	No

32	Entity-level	CLC	All	n/a	The parent company does not perform a formal review of its subsidiary’s (IGS) board and committee meeting minutes.	Design	Management	No

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Management believe the item to Still be a Deficiency?	Quantification	Quantification/ Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
29	Certain instances have occurred where authorized ‘outside’ consultant rate adjustments do not have the necessary supporting documentation (SOW). Increases ultimately appear on the consultant’s invoices to iGATE, which are then approved by the respective department heads for payment. In addition, senior management looks at the ultimate impact of the increases via its gross margin analysis.	Yes	$567,104	Deficiency	Significant Deficiency	Significant Deficiency	Item does not aggregate.

30	Due to a lack of resources, the AP clerk continues to set-up vendors as well as initiate payments. This issue is however mitigated by the following controls: all payments are reviewed and authorized by another, and all net impacts of payments are reviewed by the Controller via a gross margin project review.	Yes	n/a	Deficiency	Deficiency	Deficiency	Does not aggregate.

31	A valuation on a $3.020 M USD investment by IGS in Concours has not been performed.	Yes	$—	Deficiency	Deficiency	Deficiency	Item aggregates with #’s 31, & 32; aggregation is considered to be a Deficiency.

32	While the parent company does review such subsidiary outputs as the budget, it does not review meeting minutes as 3 individuals sit on both the IGS and the iGATE board of directors (Ashok T., Sunil W, and Gordon G.). It should be noted that the company plans to implement a formal policy in this regard during Fy05.	Yes	$117,000	Deficiency	Deficiency	Deficiency	Item aggregates with #’s 31, & 32; aggregation is considered to be a Deficiency.

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
33	Entity-level	CLC	All	n/a	PwC notes that iGate does not have a formal internal audit plan that outlines the mission of the internal audit department, specific projects to be performed and whether the projects will be performed internally or outsourced to an outside provider.	Design	PwC	No

34	Transaction- level	Corporate	Financial Reporting	FR 20	Instances have been noted whereby the completeness of the Company’s Intercompany Eliminations process was not evident. As a result of this lack of completeness, 2 year-end audit adjustments had to be recorded to eliminate the impact of these transactions.	Operating	PwC	No

35	Transaction- level	BU 81	Accounts Receivable; Revenue	n/a	Instances were noted whereby certain unbilled accounts receivable items were not billed/resolved for a period of greater than one year. Such occurences led to an Audit Adjustment entry of $127k.	Operating	PwC	No

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Management believe the item to Still be a Deficiency?	Quantification	Quantification/ Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
33	It is the company’s intention to create an Internal Audit Department in Q205. FY04 internal audit focus with upon the initial implementation of 404 and SOX. It should be noted that at any time, the AC may exercise it authority (as defined in its Charter) to initiate and fund/retain outside advisors (which to date has never been deemed necessary). In addition to the above, in FY04 the company did outsource a large number of internal audit projects to a 3rd party firm, Pipalia Singhal & Associates C.A. This firm is based in Mumbai, and produced 16 different internal audit reports in FY04. These reports encompassed the following BU’s: IGS India, IGS US, EJiva, Emplifi, and GFS. The reports generated were: background verification process, banking transactions, business continuity plan, cash management, employee stock option plan, general ledger, insurance policies, MIS, payroll processing, review of personel fiels, training process, treasury, accounts payable, payroll processing, employee feedback, and travel expenses.	Yes	n/a	Deficiency	Deficiency	Deficiency	Item does not aggregate.

34	Management has determined why the process failed to capture the entries, but notes that the P&L impact of these entries is a zero dollar sum.	Yes	$—	Deficiency	Deficiency	Deficiency	Item does not aggregate.

35	Management has agreed to book a year end audit adjustment in the amount of $127k to capture the unremediated activity.	Yes	$127,434	Deficiency	Deficiency	Deficiency	Item aggregates with #’s 27, 28, 35 & 36; aggregation is considered to be a Significant Deficiency.

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
36	Transaction- level	BU 81 & 92	Accounts Receivable; Revenue	n/a	Instances were noted whereby the allowance for uncollectible accounts was deemed to be inadequate.	Operating	Management	No

37	Entity-level	IGS Consolidation	All	n/a	Lack of comprehensive oversight of the financial results and developments of IGS. Instances such as the failure to record certain external auditor adjustments were noted.	Operating	PwC	No

38	GCC	IGS	All	n/a	Controls surrounding access rights to the Peoplesoft 8.8 environment were found to be lax; such areas as the granting of initial rights, the maintenance and review of those with existing rights, and the formalization of access rights to job responsibilities either were lax or non-existant.	Design	Management	No

39	Entity-level	Financial Reporting	All	n/a	One (1) instance was noted during FY 04 whereby management was late in filing an SEC document form 8k, Report of unscheduled material events or corporate event.	Design	Management	No

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Management believe the item to Still be a Deficiency?	Quantification	Quantification /Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
36	Management has agreed to book two year end audit adjustments in the amount of $266k and $200k to capture the impact of this deficiency.	Yes	$466,000	Deficiency	Deficiency	Deficiency	Item aggregates with #’s 27, 28, 35 & 36; aggregation is considered to be a Significant Deficiency.

37	Management has agreed to book a year end audit adjustment in the amount of $150k to capture the impact of this deficiency.	Yes	$150,422	Deficiency	Deficiency	Deficiency	Item does not aggregate.

38	Management notes that while access rights to the Peoplesoft 8.8 environment may be lax, it does however have a strong manual (i.e. outside of the system) control environment that serves to mitigate these access rights.	Yes	$—	Deficiency	Deficiency	Deficiency	Item does not aggregate.

39	Item centers upon the Company’s diversiture of its Austalian operations. At the time of the transaction management did recognize the need to file an 8-k. However, management did note file within the alloted 15 filing window, management filed the 8k after the window had expired.	Yes	$—	Deficiency	Deficiency	Deficiency	Item does not aggregate.

iGATE Corporation

Sarbanes-Oxley Act: Section 404

Management Communication Document

As of 12/31/2004 dated April 11, 2005

Section I: Executive Summary

Please note this document refers only to Section 404 of The Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley Act).

This document provides an overview/summary of those procedures performed by the iGATE Corporation relative to its Section 404 effort. Each of the below sections of this document is supported by detailed work-papers and narratives (all which have been physically consolidated at the Company’s Pittsburgh office); taken together, this document and its corresponding detail, represent the Company’s 404 effort.

The Company’s evaluation of its internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley act has resulted in the identification of seventeen (17) separate deficiencies at December 31, 2004. On an individual basis, these 17 deficiencies are comprised of: one (1) material weakness, three (3) significant deficiencies, and thirteen (13) internal control deficiencies. On an aggregated basis, the above deficiencies result in two (2) material weaknesses: (1) the above material weakness that exists on an individual basis, and (2) the combination of two significant deficiencies and two internal control deficiencies that were aggregated on the basis of related significant accounts. The first material weakness is related to the Company’s lack of effective controls over the calculation of deferred compensation and the related compensation expense. The second material weakness centers upon revenue recognition issues related to short payments, duplicate payments, customer discounts and commission and fees, unapplied cash balances within the accounts receivable aging reports, and certain unbilled accounts receivable. Because of these material weaknesses, management has concluded that, as of December 31, 2004, based on the criteria in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, the Company did not maintain effective internal controls over financial reporting.

Section II: Project Initiation

iGATE Corporation’s (the Company) formal response to The Public Company Accounting Reform and Investor Protection Act of 2002 (the Sarbanes-Oxley Act, the Act, or SOX that was enacted in July 2002) began on September 10, 2002. On this September 10 date, iGATE’s Audit Committee (AC) was briefed on the Act by both its external SEC counsel (Reed Smith) as well as its external auditors (PriceWaterhouseCoopers).

As the implications of the Act were clarified, the AC was kept current by external auditors and SEC counsel, as evidenced during its 2/3/03 and 5/28/03 meetings. It was during the 5/28/03 meeting that a RESOLUTION was passed by the AC to commit the resources necessary for the iGATE Corporation’s compliance with the Act. Pursuant to this resolution, a SOX Project Manager was hired on 9/15/03, and formal project planning and initiation began. Since this date, the AC has received continual updates on the SOX implementation, as evidenced by minutes for the following meetings: 10/28/03, 3/24/04, 4/1/04, 5/27/04, 9/23/04, and 1/28/05.

It should be noted that on 12/12/03 iGATE CFO Mike Zugay executed an ‘Engagement Letter’ with PriceWaterhouseCoopers (PWC) for the “Sarbanes-Oxley Act Section 404 Readiness Planning and Assessment.” A copy of this engagement letter can be found in the Appendix.

Project Oversight

The Company’s day-to-day SOX compliance (the Project) is overseen by Keith Conte, SOX Project Manager (PM) [refer to the Appendix for Keith’s resume/cv]. Keith is based in Pittsburgh, and reports directly to the Company’s Treasurer, Mike Fox, who subsequently reports to the Company’s CFO, Mike Zugay. The PM is a solely dedicated SOX headcount. On an informal basis, Keith provides near daily updates to the Treasurer, weekly updates to the CFO, and monthly updates to the CEO. As noted above, Keith provides formal updates to the AC on a periodic basis.

Given the Company’s large transaction processing presence in India (as discussed in Section III below), an on-site (Bangalore, India) resource was added in July, 2004. This resource, Sunil Putty (refer to the Appendix for Sunil’s resume/cv), reports directly to Keith Conte. Keith and Sunil communicate via phone conference at least 3 times a week, and daily via e-mail. In addition, Keith has traveled to Bangalore 4 times in FY04 (twice after Sunil’s joining date). Keith has managed the Project on a global basis, and has incorporated all efforts into one consolidated SOX compliance output; all SOX references in this document (unless otherwise stated) are from a global perspective.

From its inception, the Project has received executive sponsorship and commitment.

Project Management

The Project’s day-to-day management is captured in a task tracking listing/schedule. A copy of this document can be found in the Appendix.

Section III: Scoping and Planning

As of 12/31/2004, the Company is comprised of 43 separate business units/branches. Of these 43 units, 23 are non-operating (i.e. no revenue generation), 1 is corporate management (BU 73), and 19 are operating. These 43 segments are managed by 3 separate groups: IGS, IPS, and Corporate.

Scoping

To determine the scope of the Project, management considered significant accounts, disclosures, and business processes/cycles. The consideration upon each of these areas was based upon both quantitative and qualitative factors.

Three Quantitative Factors were considered:

1.	For each of the 12/31/04 consolidated balance sheet and income statement, the largest individual line items were selected (outside of equity); gross accounts receivable from the balance sheet, and sales from the income statement.

The total of these largest individual line items was then used as the denominator, and the balance for each of the 43 business unites was used as the numerator. Using this calculation, all financial statement line items of those branches whose percentages were greater than 5% for both of these line items were deemed to be in scope.

2.	For those business units that met the above first step, a check was performed for the sum of the total of the largest line item to ensure that at least 60% to 70% of the largest line item total was covered.

3.	With steps #1 and #2 complete, a final check was performed on the remaining line items other than the largest individual sums to ensure that all other line items had at least 50% total coverage. If 50% coverage was not obtained via step #1, then the largest individual balances (both positive and negative balances) in the other remaining business units (those units not in the original scooping exercise) were selected on a one-off basis until at least 50% coverage was obtained.

The above quantitative factors allowed management to determine the location of significant accounts. The above factors were extracted from PWC guidance entitled Practical Guidance for Management, July 2004, specifically Section III, pages 18-26. The above exercise was performed quarterly. Refer to the Appendix for the 12/31/04 scoping documents.

Specifically, the above quantitative factors produced the following results relative to both the 12/31/04 consolidated balance sheet and income statement:

For Step #1 above, the following business units (BU’s) were completely in scope:

Quantum Canada BU 11

IGS India branch BU 50

IGS USA branch BU 59

IGS Ejiva branch BU 90

Emplifi BU 81 (BPO)

GFS BU 92 (BPO)

For Step #2 above, total net a/r and net sales coverage was 86% and 83% respectfully.

For Step #3, the following financial statement line items (by BU) are in scope to meet the 50% threshold:

For the Balance Sheet:

Other Long Term Liabilities, Red Brigade (BU 20);

Land, Building, Investments in JV, IGS-QIN;

Deferred Revenue, IGS-SYM;

Leasehold improvements, goodwill, minority interest, deferred compensation, currency translation adjustment, IGS CE;

Common stock, APIC, T-Stock, IGATE Cap (BU 71);

Investments, APIC, iGate Hold (BU 72);

Prepaid taxes, Accrued Income taxes, Deferred Revenue, Deferred Income Taxes, IGate Cap Mgmt (BU 73);

Unrealized G/L IGate Ventures (BU 77);

Amortization, Synerge (BU 89);

Minority Interest, Common Stock, APIC, Consolidation Entries.

For the Income Statement:

Minority Interest, Mastech Systems (BU 01);

Other Corporate Costs, Red Brigade (BU 20);

Relocation, IGS CE;

Investment Income, IGate Holding Delaware (BU 72);

Dues & Subs, Legal, Accounting, Insurance, Taxes, Rent, Office Supplies, Investment Income, Income Taxes, IGate Cap (BU 73);

HR Salaries, Goodwill, Synerge (BU 89);

Miscellaneous, Symphoni (BU 99).

Qualitative Factors

Once the significant accounts were determined, the PM then interviewed the relevant iGATE finance personnel to determine the process and sub-processes that serve to generate each line-item. A listing of these processes was then compiled (and ultimately verified via the process documentation discussed in Section V below), and an internal risk assessment process was conducted. This process was performed by the PM in conjunction with the Company Treasurer and the CFO. Risk was determined for each sub-process based upon the following criterion:

Impact on financial statements,

Complexity of process,

Volume of transaction,

Centralization of process,

Inherent risk of process.

Together the above criteria were used to formulate a priority ranking system that serves to identify each process as either a: high, medium, or low risk process. Refer to the Appendix for the 12/31/04 Risk Assessment document.

The Risk Assessment document was then cross-referenced back to both the consolidated balance sheet and income statement scoping documents discussed above to ensure that all balances that were deemed to be either significant or that contained a high risk assessment were included in the Project’s scope.

In addition to the above significant/high risk areas, management also deemed the following general areas to be within scope of the Project:

Company Level Controls (CLC),

General Computer Controls (GCC),

Taxes,

External Financial Reporting and related areas.

Linkage of In-scope Locations to Processes

Once the physical location of accounting activities was determined (refer to the quantitative discussion above), an exercise was performed that links each in scope amount to the relative business process for the amount. Refer to the Appendix for this linkage.

Planning

Once scoping was completed, a detailed project plan was developed that encompassed each of the above noted sub-processes. As noted in the below sections, each in-scope sub-process was documented (Section V), tested (Section VI), and then evaluated (Section VII). This plan captures completion dates for each sub-process and category for both internal iGATE efforts as well as for external PWC efforts; a copy of this document can be found in the Appendix (as noted in Section II, under the Project Management heading).

Software Systems

All primary iGATE entities use some version of the Peoplesoft financial accounting software. Two versions of this software are used, either versions 8.8 or 7.5. Both versions are stable, with the 8.8 version being implemented by IGS in the summer of 2004. A summary view of the systems is as follows:

As noted above, all primary entities of iGATE use the PS platform. Certain non-primary entities (namely the following BU’s: 10, 20, 22, 35, 38, 45, 46, 72, 76, 85, and 88) capture financial transactions using some other system; none of these other entities are wholly within iGATE’s SOX scope. However, there are certain individual line items that exist within these non-primary entities that are in scope, namely the investment balances of BU 72 (The Delaware Holding Company); the systems used to capture these in-scope line items has therefore been documented and tested.

Geographic Locations

The Company’s finance teams are divided into 3 primary physical locations: (1) Bangalore, India, (2) Pittsburgh, Pennsylvania, and (3) Mississauga, Canada. The responsibilities of each location are as follows:

Section IV: Use of Third-Party Service Organizations

Management has considered four steps in its evaluation over the procedures to perform relative to its outside service organizations.

1.	Management determined if service organizations are being used.

As part of the identification of processes and sub-processes discussed above (Section III, Scoping) Management identified 4 areas in which outside service organizations are used.

i.	Automated Data Processing (ADP) – payroll processing.

ii.	Highmark—medical claims processing

iii.	PNC—investment services processing

iv.	Wachovia—investment services processing

2.	For those outside service organizations used, management then determined if the outsourced activities, processes, and functions are significant to the Company’s internal controls over financial reporting.

Management made the determination that all four of the above mentioned service organizations are significant.

3.	Determine if a Type II SAS 70 (SAS 70), Service Organizations, report exists and are sufficient in scope.

Management obtained a Type II SAS 70 report for each of the four organizations listed in item #1 above. Management then incorporated these reports into the detailed documentation and testing of those sub-processes where the service organization’s activities are used (refer to the below sections V & VI).

4.	If a Type II SAS 70 report does not exist, determine alternative procedures.

As mentioned in item #3 above, all necessary SAS 70 reports were obtained.

Section V: Documentation—Evidence of Effective Internal Controls

Management performed the following four steps in documenting its internal controls:

1.	Determine the scope of documentation

This step was performed by Management as is detailed in Section III above, under the ‘Scoping’ sub-set.

2.	Develop process documentation

For each sub-process, a flowchart has been created that illustrates the procedures/steps undertaken relative to that process. The flowcharts serve to identify the key-control activities with the procedure, as well as provide detail as to who performs the task, systems used in the performance, and frequency of the task. A sample of the developed process documentation can be found in the Appendix—the sample provided is from the Accounts Receivable process for Canadian BU 11.

3.	Develop control documentation

For each sub-process a control matrix has been created that serves to identify the primary controls that exist within the sub-process. The control matrix serves to capture the following information for each control activity:

Control Objective

Description of Control Activity

Frequency

Financial Statement Area

Items relevance to Completeness, Accuracy, Validity, and Restricted Access (CAVR)

Items relevance to Financial Statement Assertions (Completion, Existence/Occurrence, Rights & Obligations, Valuation, and Presentation & Disclosure)

Is the control Manual or Automated?

Is the control Preventative or Detective?

Is the control Key or Non-key?

For those Key controls, a reference is made to the respective testing template that supports each key control.

A sample of the developed control documentation can be found in the Appendix—the sample provided is from the Accounts Receivable process for Canadian BU 11.

4.	Assess the design of controls

The assessment of control design is based upon the following criterion:

•	The alignment between control activities and the business risks identified,

•	Whether or not the controls satisfy the above noted CAVR,

•	Frequency of the control—whether the control will detect or prevent the risk identified on a timely basis,

•	Segregation of duties relevant to the process being controlled,

•	Timeliness in addressing issues and exceptions that result from the control activity,

•	Reliability of the information used in the performance of the control,

•	The nature of the control: manual, automated, who performs the control, is the control preventative/detective…,

•	And the period covered by the control.

Section VI: Testing—Determining the Operating Effectiveness of Internal Controls

Management undertook four key steps in the testing phase of the Project:

1.	Identification of controls to be tested (only Key Controls were tested),

2.	Identification of those who will perform the testing,

3.	Development and execution of the test plans (what, how, and when to test),

4.	Evaluation of the test results.

Identification of controls to be tested

As noted in Section V above (development of control documentation), once a control has been identified, a determination is made as to whether or not that control is key. All controls identified (for all areas determined to be within scope) as Key are then tested.

Identification of those who will perform the testing

Testing, across all locations, was performed by either one of 4 resources: (1) Keith Conte, Global Project Manager, (2) Sunil Putty, IGS/BPO Project Lead, (3) staff from the external chartered accounting firm of Pipalia Singhal & Associates (Mumbai office), or (4) staff from the external accounting/consulting firm of Resource Global Professionals (Pittsburgh office).

Development and execution of the test plans

The following elements were incorporated into the test plans: key controls to be tested, implied nature of test to be used (inquiry, observation, examination or re-performance), extent of testing, timing of procedures, description of the test, key administrative items, documentation, and exceptions.

Extent of Testing

For automated controls, the number of items tested was minimal (one item). This population was selected given that the Company’s general computer controls are effective, and that a detailed review of the controls within the Company’s computer applications was completed.

For manual controls, the company adopted the following table that represents the extent of testing necessary to support a conclusion that a manual control is operating effectively (provided no exceptions are found):

Frequency of Manual Control’s Performance	Typical Number/Range of Times to Test Controls
Annually	1
Quarterly	2
Monthly	2 to 5
Weekly	5 to 15
Daily	20 to 40
Multiple Times a Day	25 to 60

Evaluation of the test results

Relative to the results of the testing performed, management considered the following questions:

What risk is the control intended to mitigate?

Were exceptions found?

Were exceptions resolved?

Is there a process for correcting recurring exceptions?

With each exception that occurred in the testing process, Management evaluated the exception to determine why it occurred. Upon investigation of the exception, if Management determined that the control was not operating effectively a determination was made as to whether or not to include the exception on the Company’s internal Summary of Aggregated Deficiencies (iSAD) document that is discussed below in Section VIII.

A sample of the developed testing documentation can be found in the Appendix—the sample provided is from the Accounts Receivable process for Canadian BU 11.

Section VII: Evaluation of Internal Control Deficiencies and Reporting

The evaluation of internal control deficiencies and reporting is an area that requires a large degree of management judgment.

Refer to the Appendix for the:

internal Summary of Aggregated Deficiencies (iSAD), as well as,

internal Summary of Aggregated Deficiencies (iSAD) Framework document.

Section VIII: Communication

Required Communications by Management

This document represents Management’s communication.

Written Representations from Management to the Auditor

Refer to Management’s Representation letter to the Auditor in the Appendix to this document.

Required Communications by the Auditors

The communications expected by the Company from its auditors (PWC) are as follows:

1.	A report to Management and the Audit Committee that details all significant deficiencies and material weaknesses (prior to the issuance of PWC’s SOX opinion).

2.	A communication in writing to the Board of Directors if a significant deficiency or material weakness exists related to the Audit Committee’s oversight of the company’s external financial reporting and internal controls over financial reporting.

3.	A communication of all deficiencies in internal control over financial reporting of a lesser magnitude than significant deficiencies identified during the audit.

Appendix:

Section I:

—

Section II:

PWC Engagement Letter

Project Oversight

       Resumes/cv’s: Keith Conte, Sunil Putty

Project Management

       Process Status Listing

Section III:

Scoping:

       Balance Sheet Scope & footnote linkage, as of 12/31/04

       Income Statement Scope & footnote linkage, as of 12/31/04

       Risk Assessment, as of 12/31/04

Section IV:

—

Section V:

Sample Process Documentation

Sample Control Documentation

Section VI:

Sample Testing Template Documentation

Section VII:

internal Summary of Aggregated Deficiencies

internal Summary of Aggregated Deficiencies Framework

Section VIII:

Written Representations from Management to the Auditor – Representation Letter

iGate Corp.

Sarbanes-Oxley

internal Summary of Aggregated Deficiencies (iSAD) Framework

As of 12/31/2004 dated April 11, 2005

Purpose

This document serves as a guide to the more detailed ‘iSAD 2004’ document, and is meant to explain management’s process in both the identification, remediation, and assessment of internal control deficiencies. Refer to the iSAD 2004 document itself for a specific list of control deficiencies.

The iSAD Framework

iGate’s Internal Summary of Aggregated Deficiencies (iSAD) was designed to accumulate and evaluate control deficiencies identified during the implementation of SOX 404 or the financial statement audit for calendar year 2004. The iSAD process consists of three parts:

Part I – The Accumulation of Control Deficiencies

This section captures all significant deficiencies that have been identified during the 2004 Section 404 implementation. These items relate only to those business units (BUs) that have been scoped into the project (refer to the Sox Mgmt Doc for information relative to Project Scoping), and have been included herewith regardless of remediation status at 12/31/04. Therefore, the listing excludes deficiencies that do not affect significant accounts and assertions included in the scope of iGate’s SOX 404 implementation (e.g., deficiencies that only relate to operational matters, insignificant financial statement accounts, or insignificant locations).

The parameters within this section are as follows:

Level of Control – Entity-Level, Transaction (process)-Level or General Computer Control (GCC) (Note – For proposed audit adjustments, if any, the nature of the underlying control deficiency will be considered.)

Business Unit/Location – Reference to particular business unit and location where the control deficiency exists.

Significant Account or Disclosure (& Related F/S Assertions) – Reference to particular financial statement account(s) or disclosure and related financial statement assertions per control matrices.

Control Activity Reference – Reference to particular control per control matrices and related testing templates.

Description of Control Deficiency & How It Was Identified – Describe control deficiency and how it was identified.

Type of Deficiency – Design effectiveness, Operating effectiveness, or Both

Deficiency Identified by – PwC, Management or Other (such as within a SAS 70 report)

Control Remediated and Tested by Y/E – If the control deficiency was remediated and tested by year-end, Part III does not have to be completed. See remediation efforts under Part II, Management’s Response.

Part II – Management’s Response

For each identified deficiency, management has provided a brief comment in this section as to either the remediation of the item or further clarification as to management’s attempts at remediation, the existence of compensating controls, or other such comments relative to the deficiency.

The parameters within this section are as follows:

Management Comments on the Deficiency/Existence of Compensating Controls – this item has been addressed above and is self-explanatory.

Does Management believe the item to Still be a Deficiency? – Again, this item is self-explanatory. All items marked ‘Yes’ in this column are subject to the third section of this framework. Items are considered to still be a deficiency if the original deficiency noted in Part I was not remediated in full by December 31, 2004, or was remediated but not operating for a sufficient period of time prior to 12/31/04.

Part III – The Evaluation of Deficiencies

Please note, only those items identified by management (as determined in Part II above) as deficiencies at year-end are subject to this section.

Management has evaluated each deficiency from two perspectives: (1) an individual item review, and then (2) in the aggregation.

From an overall perspective, management’s evaluation of deficiencies considers both quantitative as well as qualitative/judgmental factors.

Quantitative factors in deficiency evaluation (i.e. determination of Materiality)

Where possible, management has quantified the dollar value impact of each deficiency (refer to the below ‘Specific Comments’ section for quantification calculations). This quantification is captured in the iSAD document in the ‘Quantification’ column under Part III.

The quantification is then measured against a pre-determined materiality threshold.

The Company uses earning per share (EPS) as the basis for determining materiality. The Company has chosen this measure as it feels that EPS is the primary decision-making tool that end-users of the financials use. The Company has made this materiality determination in accordance with SEC Staff Accounting Bulletin (SAB) No. 99 – Materiality. Given this basis, the Company has used its judgment to conclude that any change +/- of $.02 to EPS is material.

The +/- $.02 EPS change translates into a dollar equivalent of $1,312,500. This amount is calculated as follows:

Baseline:

FY04 Net Income/(Loss):	$(16,204,316)
Average Weighted Share O/S for the FY:	52,721,000

EPS	$(.31)

Positive Impact upon EPS:

FY04 Net Income/(Loss) (16,204,316) + $1,312,500	$(14,891,816)
Average Weighted Share O/S for the FY:	52,721,000

EPS	$(.28)

Negative Impact upon EPS:

FY04 Net Income/(Loss) (16,204,316) - $1,312,500	$(17,516,816)
Average Weighted Share O/S for the FY:	52,721,000

EPS	$(.33)

Note above EPS calculations reflect rounding differences.

So, the quantification is then measured against the above materiality threshold to arrive at the follow identifier:

Deficiency	< $	1,312,500
Material Weakness	> $	1,312,500

The result of the above table is then captured in the ‘Quantification/Materiality Evaluation’ column of Part III of the iSAD document.

Qualitative/Judgmental Factors in deficiency evaluation

Independent of the above quantification process, management also weighs each deficiency against a pre-determined set of judgment factors. There are 4 factor sets, all of which are in a CHART format, and all of which come from the PricewaterhouseCooper’s document, A Framework for Evaluating Control Exceptions and Deficiencies, Version 3, December 20, 2004.

The four judgmental factor sets/CHARTS are:

CHART 1 — Evaluating Exceptions Found in the Testing of Operating Effectiveness

Individual boxes should be read in conjunction with the corresponding guiding principles.

CHART 2 — Evaluating Process /Transaction-Level Control Deficiencies

This decision tree is to be used for evaluating the classification of control deficiencies from the following sources:

•	Design effectiveness evaluation

•	Operating effectiveness testing (from Chart 1)

•	Deficiencies that resulted in a financial statement misstatement detected by management or the auditor in performing substantive test work.

Individual boxes should be read in conjunction with the corresponding guiding principles.

CHART 3 — Evaluating Information Technology General Control (ITGC) Deficiencies

This decision tree is to be used for evaluating the classification of information technology general control (ITGC) deficiencies from the following sources:

•	ITGC design effectiveness evaluation

•	ITGC operating effectiveness testing (from Chart 1)

•	ITGC design or operating deficiencies identified as a result of application control testing (from Chart 2)

Individual boxes should be read in conjunction with the corresponding guiding principles.

CHART 4 — Evaluating Control Deficiencies in Pervasive Controls Other than ITGC

This decision tree is to be used for evaluating the classification of control deficiencies in pervasive controls other than ITGC from the following sources:

•	Design effectiveness evaluation

•	Operating effectiveness testing (from Chart 1)

Individual boxes should be read in conjunction with the corresponding guiding principles.

Given the above four charts, management then judgmentally determines which chart is appropriate given the ‘Type of Deficiency’ that was noted on the iSAD. The chart selected, as well as the rationale for movement within each chart is then determined, and noted in the below ‘Specific Comments’ section. The end result of this judgmental exercise is then captured on the iSAD document in Part III under the column ‘Judgmental Evaluation (Version 3 Framework).

Once the Judgmental Evaluation is complete, Management then compares the classification result from the ‘Quantification/Materiality Evaluation’ and the ‘Judgmental Evaluation (Version 3 Framework)’ to arrive at ‘Management’s Overall Classification of Deficiency’ on the iSAD document. This overall classification is again based upon management’s judgment, but it should be noted that in all cases the classification made in the ‘Judgmental Evaluation’ column is the same for the overall classification.

It should be noted that management defines deficiencies as follows:

Deficiency – Exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

Significant Deficiency – An internal control deficiency or combination of control deficiencies that adversely affects the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with GAAP such that there is a more-than-remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.

A misstatement is inconsequential if a reasonable person would conclude, after considering the possibility of further undetected misstatements, that the misstatement, either individually or when combined with other misstatements, would clearly be immaterial to the financial statements. If a reasonable person could not reach such a conclusion regarding a particular misstatement, that misstatement would be more than inconsequential.

Material Weakness – A significant deficiency or combination of significant deficiencies that results in a more-than-remote likelihood that a material misstatement of the annual or interim financial statements will, not be prevented or detected.

The above steps capture management’s individual evaluation of deficiencies; the final step in evaluation is the aggregation and evaluation of deficiencies.

Aggregation of Deficiencies

Once all individual deficiencies have been evaluated for misstatement, these items are then aggregated according to their relative “Significant Accounts and/or Disclosures” as identified in Part I above. This aggregation process is necessary given that the existence of multiple control deficiencies related to a specific account balance or disclosure increases the likelihood of misstatement. Much like the individual evaluation of deficiencies, the aggregation process follows the same quantification process and measurement (same $1,312,500 materiality level is used) as well as management’s judgment of the aggregation impact. Management’s conclusion can be found in the below ‘Specific Comments relative to Management’s Evaluation of Control Deficiencies.’

Specific Comments relative to Management’s Evaluation of Control Deficiencies

As noted in the accompanying iSAD document, management has identified eleven (11) internal control deficiencies. The evaluation details of each deficiency is as follows:

Deficiency 1 – #25 per iSAD, tax reconciliation differences.

Materiality evaluation:

Quantification of this deficiency is approximately $3k. Management has addressed the cause and tested the fix successfully in Q404. Item is included as a deficiency as the fix was only tested once, and quarterly controls require testing for at least 2 periods. Management feels that the magnitude of this item is < the material weakness threshold—item is therefore a deficiency.

Judgmental Evaluation:

This is a Chart 1 item, as it relates to operating effectiveness. Box 1 = No. Box 2 = Yes. Box 3 = No. Item is a deficiency.

Deficiency 2 – #26 per iSAD, lack of formal process relative to new employee reference checks.

Materiality evaluation:

Quantification of this deficiency is extremely judgmental. While a formal process has been implemented for FY05, management has placed a large amount of reliance on compensating controls in this matter for FY04. These compensating controls are: (1) authorization of timesheets on a bi-weekly basis; this is a compensating control given that the authorization of timesheets indicates both the acceptance and value of work performed; (2) employees work primarily at/under the direct supervision of the end-client, as such, if skill set were found to be lacking, the employee would be replaced to satisfy customer needs; (3) each candidate undergoes extensive internal interviewing; (4) each technical candidate undergoes rigorous skill set testing; and (5) all entry-level new hires undergo extensive internal training. Management feels that the magnitude of this item is < the material weakness threshold—item is therefore a deficiency.

Judgmental Evaluation:

This is a Chart 4 item, as it relates to design effectiveness. Box 1, Box 2, Box 3 = No. Box 4 = Yes. Box 7 = No. Item is a deficiency.

Deficiency 3 – #27 per iSAD, unapplied cash balances within the Accounts Receivable account.

Materiality evaluation:

The quantification of this item = $439,373 USD. Unapplied cash balances as of 12/31/04 were: Emplifi (81) = $327,308; IGS, India (50) = $28,860; GFS (92) = $57,408; eJIVA (90) = $149,679; and IGS, US (59) = $343,541. Of these amounts, the following were in existence prior to the establishment of the BPO control environment/processes: Emplifi = $143,402, and GFS = 31,106. Subtracting the pre-BPO balances from the year-end unapplied balances results in $732k. $732k less a 40% effective tax rate impact = the $439,373 quantification. This quantification amount represents a $(.008) impact to EPS. Management feels that the magnitude of this item is < the material weakness threshold—item is therefore a deficiency.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to process evaluation. Box 1, Box 2, Box 3, Box 4, = No. Box 8 = Yes. Item is a Significant Deficiency.

Deficiency 4 – #28 per iSAD, record keeping as it relates to revenue recognition.

Materiality evaluation:

Management quantified this deficiency at $1,243,793, which is the sum of four separate year-end audit adjustments: iGATE Mastech entry #2 in the amount of $684,766, iGATE Mastech entry #3 in the amount of $130,543, and iGATE Mastech entry #5 in the amount of $67,273, and iGATE Mastech entry #6 in the amount of $361,211. While this quantification is less than the material weakness materiality threshold of $1.3M, management deems the item to be a significant deficiency given the financial line item importance of related revenue accounts.

Judgmental Evaluation:

This is a Chart 1 item, as it relates to operating effectiveness. Box 1 = No. Box = Yes. Box 3 = No. This item is a control deficiency relative to Chart 1. However, as noted in this item’s materiality evaluation, management assesses this item as a significant deficiency given the underlying importance of revenue related accounts.

Deficiency 5 – #29 per iSAD, inadequate support for consultant rate adjustments.

Materiality evaluation:

Management quantified this deficiency at $567,104 [sum of outside consultant fees for BU’s 11, 81, and 92 = 23,304,626 + 12,045,739 + 2,456,568 * 2.5% average rate of consultants who receive an increase in rates from the initial SOW/gross profit, with the result multiplied by a 40% effective tax rate]. Management feels that while the magnitude of this item is < the material weakness threshold, it is considered to be a significant deficiency given the quantification of this item.

Judgmental Evaluation:

This is a Chart 1 item, as it relates to operating effectiveness. Box 1 = No. Box = Yes. Box 3 = No. This item is a control deficiency relative to Chart 1. However, as noted in this item’s materiality evaluation, management assesses this item as a significant deficiency given the quantification of this item.

Deficiency 6 – #30 per iSAD, segregation of duties issue.

Materiality evaluation:

Given the extent of compensating controls relative to this item, management feels that the quantification of this deficiency is unnecessary. The primary compensating controls for this item are: (1) payment review, and (2) gross margin review by project. Together these compensating controls would allow for management to detect those issues that the current lack of segregation may create. Management feels that the magnitude of this item is < the material weakness threshold—item is therefore a deficiency.

Judgmental Evaluation:

This is a Chart 4 item, as it relates to design effectiveness. Box 1 = No. Box 2 = No. Box 3 = Yes. Box 7 = No.

Deficiency 7 – #31 per iSAD, non-comprehensive impairment policy.

Materiality evaluation:

Management has placed a zero-dollar-value quantification upon this item. Regardless of the quantification value, the item is however considered to be a deficiency given that management did not perform an impairment valuation of this item as part of its period close procedures. A subsequent valuation was performed in response to a request from the Company’s external auditors. Management will, on a go-forward basis, formalize their impairment valuation approach and execution. As such, evaluates this item as a Deficiency.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to operating effectiveness. Box 1 = Yes. Box 7 = No. Item is a Deficiency.

Deficiency 8 – #32 per iSAD, lack of parent review of subsidiary’s board and committee meeting minutes.

Materiality evaluation:

Management has quantified this item at $117k. The $117 is the amount of gain the parent company booked in FY04 relative to derivative/hedging activities that occurred in IGS. While these activities were approved by the IGS-BOD, the parent company was unaware of the need to book the gain relative to US GAAP until notified by external auditors. Management feels that the magnitude of this item is < the material weakness threshold—item is therefore a deficiency.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to operating effectiveness. Box 1 = Yes. Box 7 = No. Item is a Deficiency.

Deficiency 9 – #33 per iSAD, lack of an internal audit plan.

Materiality evaluation:

Quantification of this deficiency – translation of this item into quantifiable terms is extremely judgmental. While management does plan to create an internal audit group in Q205, management feels that the lack of such a group in FY04 does not have a material impact upon operations given the implementation of 404 during the year. While not a substitute for internal audit, 404 has served to provide management with a comprehensive view of controls within the organization; this comprehensive exercise is a necessity of any internal audit group, and would have been the first exercise of the group in a non-404 year. In this sense, the group to be formed in Q205 will come to rely heavily upon the FY04 404 effort. Management feels that the magnitude of this item is < the material weakness threshold—item is therefore a deficiency.

Judgmental Evaluation:

This is a Chart 4 item, as it relates to design effectiveness. Box 1 = No. Box 2 = Yes. Box 6 = Yes. Box 8 = No. Item is a significant deficiency.

Deficiency 10 – #34 per iSAD, completeness of the intercompany accounting process.

Materiality evaluation:

Quantification of this item is $0. Dollar value is such given the reclassification nature of this deficiency. Two audit adjustments were made in FY04 to counter the impact of this item, ‘E50 entry #1’ and ‘E81 entry #1’, both of which had a zero value P&L impact.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to operating effectiveness. Box 1 = Yes. Box 7 = No. Item is a Deficiency.

Deficiency 11 – #35 per iSAD, unbilled accounts receivable items.

Materiality evaluation:

Quantification of this item is $127,434, which represents a year end audit entry that has been booked.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to operating effectiveness. Box 1 = Yes. Box 7 = No. Item is a Deficiency.

Deficiency 12 – #36 per iSAD, oversight of Business Process Outsourcing (BPO) results.

Materiality evaluation:

Quantification of this item is $466,000, which represents two year end audit entries that have been booked: iGATE Mastech entry #7 in the amount of $266,000, and GFS entry #1 in the amount of $200,000.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to operating effectiveness. Box 1 = Yes. Box 7 = No. Item is a Deficiency.

Deficiency 13 – #37 per iSAD, oversight of IGS results.

Materiality evaluation:

Quantification of this item is $150,422, which represents a year-end audit entry that has been booked; entry is iGS U.S. GAAP adjustments.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to operating effectiveness. Box 1 = Yes. Box 7 = No. Item is a Deficiency.

Deficiency 14 – #38 per iSAD, access rights to Peoplesoft 8.8.

Materiality evaluation:

Quantification of this deficiency – translation of this item into quantifiable terms is extremely judgmental. Management notes that the mitigating control for this deficiency is the strong manual/’outside the system’ environment that exists. The need is however recognized to bolster the in-system controls in FY05.

Judgmental Evaluation:

This is a Chart 3 item, as it relates to Information Technology General Control deficiencies. Box 1 = No. Box 2 = No. Box 5 = No. Item is a Deficiency.

Deficiency 15 – #39 per iSAD, late filing of an 8-k (Report of unscheduled material events or corporate event).

Materiality evaluation:

Quantification of this deficiency – translation of this item into quantifiable terms is extremely judgmental. Management notes that no fines were incurred in the late filing, and that the only ramification of the occurrence is that the Company is prohibited from filing future S file offerings for one year from late filing date

Judgmental Evaluation:

This is a Chart 2 item, as it relates to a design deficiency. Box 1 = Yes. Box 7 = No. Item is a Deficiency.

Deficiency 16 – #40 per iSAD, non-operational/ineffective control activities within Peoplesoft 7.5.

Materiality evaluation:

Quantification of this deficiency – translation of this item into quantifiable terms is extremely judgmental. Management notes that the mitigating control for this deficiency is the strong manual/’outside the system’ environment that exists. The need is however recognized to bolster the in-system controls in FY05.

Judgmental Evaluation:

This is a Chart 3 item, as it relates to Information Technology General Control deficiencies. Box 1 = No. Box 2 = No. Box 5 = No. Item is a Deficiency.

Deficiency 17 – #41 per iSAD, calculation of deferred compensation expense.

Materiality evaluation:

Quantification of this deficiency — $1,308,890. This amount represents a year-end audit entry that has been booked.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to operating effectiveness. Box 1 = Yes. Box 7 = No. Item is a Deficiency.

Specific Notes Relative to the Aggregation of the Above Deficiencies.

Based upon the iSAD analysis, two separate aggregations are warranted:

Aggregation #1: items # 27, 28, 35, & 36:

Item # 27:	$493k
Item # 28:	$1,244k
Item # 35:	$127k
Item # 36:	$466k

.	$2,330k	> $1,312,500 = Material Weakness.

Aggregation #2: items # 33 & 34:

Item # 31:	$—
Item # 32:	$117k

	$117k	< $1,312,500 = Deficiency.

Aggregation #3: items # 38 & 40:

Item # 31:	$—
Item # 32:	$—

	$—	< $1,312,500 = Deficiency.

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004 dated April 11, 2005

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
1	Transaction- level	IGS/BPO	Payroll	C PY 6K & 8k	Evidence of review of salary inputs and registers was not evident.	Operating	Management	Yes

2	Transaction- level	IGS/BPO	Payroll	C PY 23K	Bonus provision on a quarterly basis were not evidenced by formal review	Operating	Management	Yes

3	Transaction- level	IGS/BPO	Treasury and AP	C AP 1K	There existed no authority matrix for approvals of payments by various departments	Operating	Management	Yes

4	Transaction- level	IGS/BPO	GL	C GL 8K	There was no formalized list of Account Reconciliations to be prepared every month	Operating	Management	Yes

5	Transaction- level	IGS/BPO	GL	C GL 11K	Folder level access rights were not designed	Operating	Management	Yes

6	Transaction- level	IGS/BPO	GL	C GL 12K & 13K	The consolidation process (and related adjustments and the preparation of both US and Indian GAAP financials) was not documented.	Operating	Management	Yes

7	Transaction- level	IGS/BPO	GL	C GL 12K	Consolidated US GAAP and Indian GAAP financials were not evidenced by a formal review from senior management.	Operating	Management	Yes

8	Transaction- level	IGS/BPO	GCC	Program Change & Program Development Documentation	Formal IS process documents over program change and program development did not exist	Operating	Management	Yes

9	Transaction- level	BU 11	Payroll	PR 7	Review of SAS 70 and related necessary client controls was not formally performed.	Both	Management	Yes

10	Transaction- level	CLC	Cash & Investments	72C5 & 72I4	Review of investment manager SAS 70 reports and any recommended client controls was not formally performed by management.	Both	Management	Yes

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Management believe the item to Still be a Deficiency?	Quantification	Quantification /Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
1	A formal sign-off process was implemented whereby all salary inputs and registers are now signed off by concerned Managers as evidence of review. This process was initiated in September, and was tested accordingly.	No

2	A process has been implemented (9/04) whereby all employee bonuses are reviewed by the CEO, CFO, and the head of HR. Review of these items is captured in a bonus signoff sheet.	No

3	An authority matrix has been designed and implemented in September, 2004.	No

4	A formalized process for the completion and review of all balance sheet account reconciliations and related month-end schedules was created and implemented in September, 2004.	No

5	Folder level access rights for finance group has been designed and implemented in Q4 whereby all finance related files are stored on a dedicated and restricted server that is maintained (i.e. backed-up) according to the processes documented in the Company’s GCC area.	No

6	Documentation was prepared and tested to address these areas.	No

7	A formal process of sign off on a monthly basis by VP finance has been initiated and implemented in September, 2004.	No

8	Documentation was prepared and tested to address these areas.	No

9	Implemented review & signoff of ADP SAS70 Report by Corporate Treasurer. Also, identified all client controls per SAS70 applicable to the company and performed testing in the US and India to ensure that control activities exist and are operating as described. No exceptions were noted and the review and testing were incorporated into the BU 11 SOX 404 documentation.	No

10	In connection with the compilation of the SOX 404 documentation for 2004, management ensured that a review of the investment manager SAS 70 Reports was made in connection with compiling the control matrices for BU 72 Cash & Investments. The objectives of reviewing the SAS 70 Reports included 1) ensuring that the reports concluded that controls over the authorization of wire transfers and investments were operating effectively, and 2) ensuring that any applicable Client Control Considerations presented in the reports were covered by iGate’s control matrices for BU 72 Cash & Investments.	No

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
11	Transaction- level	BU72	Cash & Cash Equivalents, Short-term Investments (EO)	72I3	Formal documentation (as required by the Policy) of the CFO’s annual review of the Investment Policy and the investment manager’s performance and adherence to policy guidelines was lacking.	Design	Management	Yes

12	Transaction- level	CLC	Prepaid income taxes, Income tax accruals, Deferred income tax benefits (liabilities), Income tax expense(CO)	T4	While compiling control matrix for Taxes, it was noted there was no formal documentation of the Tax Dept’s processes.	Design	Management	Yes

13	Transaction- level	CLC	Prepaid income taxes, Income tax accruals, Deferred income tax benefits (liabilities), Income tax expense (CO, EO, VA)	T5 & T8	While compiling control matrix for Taxes, it was noted there was no formal checklist to ensure appropriate matters were consistently considered in ensuring the quarterly tax accrual/provision was complete and accurate and no formal process evidencing how management considers those matters that impact the valuation of the quarterly tax accrual/provision.	Design	Management	Yes

14	Transaction- level	CLC	Financial statements & disclosures (CO, EO, PD)	FR7, FR15 & FR16, FR20	During the testing of the month of Feb, it was noted that the monthly closing and consolidation journal entries were not signed (evidencing review and authorization) by the Treasurer.	Operating	Management	Yes

15	Transaction- level	CLC	Financial statements & disclosures (CO, PD)	F26	As part the Q2 testing it was noted that there was no evidence of the CEO’s approval of the 10Q.	Operating	Management	Yes

16	Transaction- level	CLC	Financial statements & disclosures (CO, PD)	F28	While compiling control matrix for Financial Reporting & Close, it was noted there was no responsibility matrix in place for the compilation and review of the 10Q’s/10K.	Design	Management	Yes

17	Transaction- level	CLC	Financial statements & disclosures (CO, PD)	F29	While compiling control matrix for Financial Reporting & Close, it was noted there was no internal US GAAP checklist.	Design	Management	Yes

18	Transaction- level	BU 11	Accounts Payable	AP 31	Lack of Controller review on EFT payment files.	Design	Management	Yes

19	Entity-level	CLC	All	347	iGate has a formal Whistleblower and Code of Conduct policy, however, the procedures for communication of the policies to employees and the documentation of the resolutions of the matters reported on the hotline to the Audit Committee chairman need to be strengthened.	Design	PwC	Yes

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Management believe the item to Still be a Deficiency?	Quantification	Quantification/ Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
11	Annual review checklist was created and completed by CFO as of 12/3/04	No

12	The Director of Taxes catalogued the spreadsheets used to calculate the quarterly tax accrual/provision and documented the related processes which were in place by Q3.	No

13	The Director of Taxes completed a quarterly provision checklist beginning with Q3. The Q3 checklist was completed after earnings were released. The Director of Taxes also completed a quarterly Tax Provision & Valuation Memorandum beginning with Q3.	No

14	Beginning in July the Treasurer began signing the journal entries to evidence his approval.	No

15	The CEO began evidencing his approval of the SEC report drafts by initialing the drafts beginning in Q3.	No

16	Treasurer compiled a Responsibility Matrix for both the quarterly and year-end reports.	No

17	Treasurer has always completed a checklist provided by the outside auditors. Treasurer created an internal checklist that was completed beginning with Q3.	No

18	An EFT approval process was implemented whereby all individual EFT payments > $20k USD must have Controller approval.	No

19	On March 24, 2004, the Company’s Whistleblower and code of conduct policy were adopted by the BOD; the policy was then added to the Company’s website and subsequently mailed to all Company employee’s on December 2, 2004. In FY04, there were NO matters that were received via the Whistleblower communication channel, as such there were no matters to communicate to the AC Chairman.	No

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

	Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
20	Entity-level	CLC	All	n/a	The Disclosure Committee has never met to review disclosures and/or accounting policies.	Design	PwC	Yes

21	Entity-level	CLC	Budgets; Forecasts	180	PwC notes that management does not have an established company wide strategy to identify and mitigate business risks in order to achieve its Corporate goals and objectives.	Design	PwC	Yes

22	Entity-level	CLC	All	n/a	An updated organizational chart for key employees that clearly defines roles, responsibilities, and authority levels does not exist. Such a chart should exist and should be reviewed by management on a monthly basis and included in the discussions with the BOD and AC to ensure that all members are aware of any changes in the structure of the Company’s management and/or their changing roles and responsibilities.	Design	PwC	No

23	Entity-level	CLC	All	98	iGate does not have a formal policy for monitoring of controls and/or reporting any noted deficiencies to the BOD/Audit Committee.	Design	PwC	No

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Management believe the item to Still be a Deficiency?	Quantification	Quantification/ Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/ or Disclosures’ are Aggregated
20	iGATE has rationally exercised a conservative approach to its financial statement disclosures—when its professional judgment leaves doubt, iGATE will disclose the matter. Given this approach, to date, there has not been a need to review or discuss matters with the Disclosure Committee (no issues have arisen to warrant such a meeting). That being said, the Company’s external auditors presented to the AC (3/24/04), as part of its required communications, a discussion of recent accounting standards and developments. In addition, the AC reviews draft 10-Q’s and the 10-k before they are filed to determine the adequacy of disclosures (as noted in the Financial Reporting & Close documentation). As, the review of new accounting pronouncements is included on the AC Checklist (item #3 under the ‘Financial Statement & Disclosure Matters’).	No

21	On an annual basis, the BOD is presented with the Company’s Operating Plan by business unit including discussions of the Company’s customers, strengths, business opportunities and business risks. On an as needed basis, the BOD is presented with various strategic initiatives that arise outside of the Operating Plan (e.g. acquisitions, divestitures, changes in organizational structure).	No

22	iGATE does maintain organizational charts of senior level management from an business unit/operting perspective. All top level changes to these charts are reviewed by the Board of Directors (for example, the CEO of IGS from Viv Pennitti to Gerhard Watzinger to Phanesshe Murthy was all reviewed and approved by the BOD).	No

23	Policy exists at an informal level. Consider the following points: a material deficiency has never been uncovered; the CEO & CFO’s quarterly 302 certifications; the AC’s Charter which grants the AC authority & funding to retain outside advisors (which to date has never been deemed necessary); at the March 24, 2004 Audit Committee meeting, PwC presented its recommendations for areas of improvement of the Company’s internal control structure, including management’s responses; iGate’s Audit Committee did adopt a formal checklist to be used during meetings to ensure that controls are monitored and identified deficiencies and proposed remediations are discussed and reviewed. This was adopted on December 15, 2004, however, it was not in operation as of year-end. Also consider the Company’s 404 effort that was implemented in September, 2003.	No

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
24	Entity-level	CLC	Payroll	BU specific	PwC notes that key iGate management personnel receive bonus payments based solely on quantitative measures. This could result in increased pressure to perform and unduly influence those individuals to potentially meet unrealistic targets.	Design	PwC	No

25	Transaction- level	CLC	Prepaid income taxes, Income tax accruals, Deferred income tax benefits (liabilities), Income tax expense (CO, RO, VA, PD)	T7	The Effective Rate calculation and FAS 109 calculation are both fed by Schedule M master.xls (the latter via a cumulative rollforward of temporary differences - Tax Timing Differences.xls). The total Sch M’s per Tax Timing Differences.xls are agreed to Schedule M - master.xls, total permanent Sch M’s per Tax Timing Differences.xls are reconciled to EFR.xls and the classified totals for temporary Sch M’s per Tax Timing Differences.xls are agreed to FAS 109.xls. As part of the Q3 testing, it was noted that the Sch M totals per Schedule M Master.xls did not reconcile to Tax Timing Difference.xls.	Operating	Management	Yes

26	Transaction- level	IGS/BPO	HR	C HR 8K	Reference Check for all new employees performed by HR executive was not documented	Design	Management	No

27	Transaction- level	IGS/BPO	Accounts Receivable: Collection	C AR 23k	Unapplied cash balances exist within the Accounts Receivable balance.	Design	Management	No

28	Transaction- level	BU’s 11, 81, 93	Accounts Receivable & Allowance, Sales	BU specific	In certain instances, the Company’s record-keeping as it relates to revenue recognition is inadequate. Instances have been noted whereby: resources have been committed and revenue recognized without an executed Master Service Agreement(MSA)/Contract; Statement of Work (SOW)/Fee & expense Schedules did not exist for consultants assigned to particular customers (i.e. a MSA is in place, but not a detailed SOW that serves to assign an employee to a customer); record keeping relative to existing contract extensions is inadequate; and the authorization and application of credit memos is inconsistent.	Both	PwC	No

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Management believe the item to Still be a Deficiency?	Quantification	Quantification/Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
24	All executive compensation is approved by either the IGS BOD or the AC. Bonuses for Co-chair/CEO/President, the IGS CEO, and the iGATE CFO are based solely upon subjective matters; only the CEO of IPS has a bonus that is based upon quantitative matters, as management strongly believes that it is necessary for certain employees to have quantitative measures in place (it should be noted that the AC reviews the quantitative bonus formula).	No

25	A formal reconciliation notation was added to both Schedule M Master.xls and Tax Timing Difference.xls for Q4 to remind the Director of Taxes to verify that the Sch M totals on the two spreadsheets agree before finalizing the tax accrual/provision calculation. It should be noted that the difference noted was immaterial; also consider that the control item here is a quarterly control that was only remediated in Q4 and therefore could only be tested once (as opposed to the PWC recommended testing of two instances for quarterly controls).	Yes	$3,000	Deficiency	Deficiency	Deficiency	Item does not aggregate.

26	A formal process was implemented in January of 2005 to ensure documentation of check results.	Yes	n/a	Deficiency	Deficiency	Deficiency	Item does not aggregate.

27	Unapplied cash within the 5 in-scope IGS/BPO BU’s totaled $907k as of 12/31/04. Of the FY04 balance, management notes that $174,508 relates to issues that were in existence prior to the BPO implementation, and that a concerted effort continues to clear these items. Furthermore, management is comfortable with those controls surrounds the receipt and disbursement of cash. During Q404, management has implemented a new policy whereby on-account cash applications require justification and supervisor approval.	Yes	$493,373	Deficiency	Significant Deficiency	Significant Deficiency	Item aggregates with #’s 27, 28, 35 & 36; aggregation is considered to be a Significant Deficiency.

28	Taking each point into consideration, management notes that: One customer (E Trade) within BU 92 (GFS) does not have an executed contract in place. Management's attempts to obtain this contract have been fruitless, however collections are occurring on the invoices billed to date. Management believes this is an isolated occurrence. Much like contracts, it was noted that one customer in particular typically does not provide executed SOW’s—Wachovia. Relative to contract extension, it is typical for consultants to be extended on jobs; the typical extension period is 2 months. In most instances these extensions are informal (via a phone call or an email). This type of arrangement has historically existed at the Company and has resulted in relatively few collection issues. That being said, the Company does have a general collection reserve on the books if collectibility becomes an issue. Management has recognized the above and as a result has booked 4 separate audit adjustments in FY 04, the total P&L impact of these adjustments is $669k.	Yes	$1,243,793	Deficiency	Significant Deficiency	Significant Deficiency	Item aggregates with #’s 27, 28, 35 & 36; aggregation is considered to be a Significant Deficiency.

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
29	Transaction-level	BU’s 11, 81, 93	Accounts Payable	BU specific	The Company’s record keeping relative to consultant rate adjustments is inadequate; instances were found where this documentation does not exist.	Both	Management	No

30	Transaction-level	BU 11	Accounts Payable	AP 16	Segregation of duties issue within the Accounts Payable function whereby the same individual who processes payments also is able to establish vendors.	Design	Management	No

31	Entity-level	IGS	Treasury	n/a	An impairment valuation was not performed on an investment held by the QIN branch of IGS.	Design	Management	No

32	Entity-level	CLC	All	n/a	The parent company does not perform a formal review of its subsidiary’s (IGS) board and committee meeting minutes.	Design	Management	No

33	Entity-level	CLC	All	n/a	PwC notes that iGate does not have a formal internal audit plan that outlines the mission of the internal audit department, specific projects to be performed and whether the projects will be performed internally or outsourced to an outside provider.	Design	PwC	No

34	Transaction-level	Corporate	Financial Reporting	FR 20	Instances have been noted whereby the completeness of the Company’s Intercompany Eliminations process was not evident. As a result of this lack of completeness, 2 year-end audit adjustments had to be recorded to eliminate the impact of these transactions.	Operating	PwC	No

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Management believe the item to Still be a Deficiency?	Quantification	Quantification/Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
29	Certain instances have occurred where authorized ‘outside’ consultant rate adjustments do not have the necessary supporting documentation (SOW). Increases ultimately appear on the consultant’s invoices to iGATE, which are then approved by the respective department heads for payment. In addition, senior management looks at the ultimate impact of the increases via its gross margin analysis.	Yes	$567,104	Deficiency	Significant Deficiency	Significant Deficiency	Item does not aggregate.

30	Due to a lack of resources, the AP clerk continues to set-up vendors as well as initiate payments. This issue is however mitigated by the following controls: all payments are reviewed and authorized by another, and all net impacts of payments are reviewed by the Controller via a gross margin project review.	Yes	n/a	Deficiency	Deficiency	Deficiency	Item does not aggregate.

31	A valuation on a $3.020 M USD investment by IGS in Concours has not been performed.	Yes	$—	Deficiency	Deficiency	Deficiency	Item aggregates with #’s 31, & 32; aggregation is considered to be a Deficiency.

32	While the parent company does review such subsidiary outputs as the budget, it does not review meeting minutes as 3 individuals sit on both the IGS and the iGATE board of directors (Ashok T., Sunil W, and Gordon G.). It should be noted that the company plans to implement a formal policy in this regard during Fy05.	Yes	$117,000	Deficiency	Deficiency	Deficiency	Item aggregates with #’s 31, & 32; aggregation is considered to be a Deficiency.

33	It is the company’s intention to create an Internal Audit Department in Q205. FY04 internal audit focus with upon the initial implementation of 404 and SOX. It should be noted that at any time, the AC may exercise it authority (as defined in its Charter) to initiate and fund/retain outside advisors (which to date has never been deemed necessary). In addition to the above, in FY04 the company did outsource a large number of internal audit projects to a 3rd party firm, Pipalia Singhal & Associates C.A. This firm is based in Mumbai, and produced 16 different internal audit reports in FY04. These reports encompassed the following BU’s: IGS India, IGS US, EJiva, Emplifi, and GFS. The reports generated were: background verification process, banking transactions, business continuity plan, cash management, employee stock option plan, general ledger, insurance policies, MIS, payroll processing, review of personel fiels, training process, treasury, accounts payable, payroll processing, employee feedback, and travel expenses.	Yes	n/a	Deficiency	Deficiency	Deficiency	Item does not aggregate.

34	Management has determined why the process failed to capture the entries, but notes that the P&L impact of these entries is a zero dollar sum.	Yes	$—	Deficiency	Deficiency	Deficiency	Item does not aggregate.

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
35	Transaction-level	BU 81	Accounts Receivable; Revenue	n/a	Instances were noted whereby certain unbilled accounts receivable items were not billed/resolved for a period of greater than one year. Such occurences led to an Audit Adjustment entry of $127k.	Operating	PwC	No

36	Transaction-level	BU 81 & 92	Accounts Receivable; Revenue	n/a	Instances were noted whereby the allowance for uncollectible accounts was deemed to be inadequate.	Operating	Management	No

37	Entity-level	IGS Consolidation	All	n/a	Lack of comprehensive oversight of the financial results and developments of IGS. Instances such as the failure to record certain external auditor adjustments were noted.	Operating	PwC	No

38	GCC	IGS	All	n/a	Controls surrounding access rights to the Peoplesoft 8.8 environment were found to be lax; such areas as the granting of initial rights, the maintenance and review of those with existing rights, and the formalization of access rights to job responsibilities either were lax or non-existant.	Design	Management	No

39	Entity-level	Financial Reporting	All	n/a	One (1) instance was noted during FY 04 whereby management was late in filing an SEC document form 8k, Report of unscheduled material events or corporate event.	Design	Management	No

40	GCC	Security	All	various	Certain control activities within the Peoplesoft 7.5 Security framework were found to be either nonoperational or ineffective. Such areas include: query security, key security parameters, default system passwords, assignment of security administrative functions, access to data management, and access to audit logs.	Design	Management	No

41	Entity-level	Corporate	Liabilities & Expenses	FR7	The Company did not maintain effective controls over the calculation and review of deferred compensation and the corresponding compensation expense.	Operating	PwC	No

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Management believe the item to Still be a Deficiency?	Quantification	Quantification/Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
35	Management has agreed to book a year end audit adjustment in the amount of $127k to capture the unremediated activity.	Yes	$127,434	Deficiency	Deficiency	Deficiency	Item aggregates with #’s 27, 28, 35 & 36; aggregation is considered to be a Significant Deficiency.

36	Management has agreed to book two year end audit adjustments in the amount of $266k and $200k to capture the impact of this deficiency.	Yes	$466,000	Deficiency	Deficiency	Deficiency	Item aggregates with #’s 27, 28, 35 & 36; aggregation is considered to be a Significant Deficiency.

37	Management has agreed to book a year end audit adjustment in the amount of $150k to capture the impact of this deficiency.	Yes	$150,422	Deficiency	Deficiency	Deficiency	Item does not aggregate.

38	Management notes that while access rights to the Peoplesoft 8.8 environment may be lax, it does however have a strong manual (i.e. outside of the system) control environment that serves to mitigate these access rights.	Yes	$—	Deficiency	Deficiency	Deficiency	Item aggregates with #’s 38 & 40; aggregation is considered to be a Deficiency.

39	Item centers upon the Company’s diversiture of its Austalian operations. At the time of the transaction management did recognize the need to file an 8-k. However, management did note file within the alloted 15 filing window, management filed the 8k after the window had expired.	Yes	$—	Deficiency	Deficiency	Deficiency	Item does not aggregate.

40	Management considers the Peoplesoft 7.5 environment to be ‘frozen.’ This designation indicates management’s decision to move away from the development and maintenance of the 7.5 environment during Q204 and towards the 8.8 environment that has a planned go-live date of 1/06. That being said, management points to its manual/outside the system internal control structure that serves to mitigate the deficiencies noted from a period end perspective.	Yes	$—	Deficiency	Deficiency	Deficiency	Item aggregates with #’s 38 & 40; aggregation is considered to be a Deficiency.

41	The Company’s controls did not identify a computational error in determing the amount of compensation expense to be recognized from the cancellation of 2.1 million shares of restricted stock and the related cash payments made to the Quintant Inc. founders. This deficiency resulted in an audit adjustment to the Q404 financial statements.	Yes	$1,308,890	Material Weakness	Material Weakness	Material Weakness	Item does not aggregate.

iGATE Corporation

Sarbanes-Oxley Act: Section 404

Management Communication Document

As of 12/31/2004 dated April 29, 2005

Section I: Executive Summary

Please note this document refers only to Section 404 of The Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley Act).

This document provides an overview/summary of those procedures performed by the iGATE Corporation relative to its Section 404 effort. Each of the below sections of this document is supported by detailed work-papers and narratives (all which have been physically consolidated at the Company’s Pittsburgh office); taken together, this document and its corresponding detail, represent the Company’s 404 effort.

The Company’s evaluation of its internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley act has resulted in the identification of eighteen (18) separate deficiencies at December 31, 2004. On an individual basis, these 18 deficiencies are comprised of: two (2) material weakness, three (3) significant deficiencies, and thirteen (13) internal control deficiencies. On an aggregated basis, the above deficiencies result in three (3) material weaknesses: two from the above material weaknesses that exists on an individual basis, and one from the combination of two significant deficiencies and two internal control deficiencies that were aggregated on the basis of related significant accounts. The first material weakness is related to the Company’s lack of effective controls over the calculation of deferred compensation and the related compensation expense. The second material weakness is related to the Company’s lack of effective controls with respect to the accounting and review over income taxes. The third material weakness centers upon revenue recognition issues related to short payments, duplicate payments, customer discounts and commission and fees, unapplied cash balances within the accounts receivable aging reports, and certain unbilled accounts receivable. Because of these material weaknesses, management has concluded that, as of December 31, 2004, based on the criteria in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, the Company did not maintain effective internal controls over financial reporting.

Section II: Project Initiation

iGATE Corporation’s (the Company) formal response to The Public Company Accounting Reform and Investor Protection Act of 2002 (the Sarbanes-Oxley Act, the Act, or SOX that was enacted in July 2002) began on September 10, 2002. On this September 10 date, iGATE’s Audit Committee (AC) was briefed on the Act by both its external SEC counsel (Reed Smith) as well as its external auditors (PriceWaterhouseCoopers).

As the implications of the Act were clarified, the AC was kept current by external auditors and SEC counsel, as evidenced during its 2/3/03 and 5/28/03 meetings. It was during the 5/28/03 meeting that a RESOLUTION was passed by the AC to commit the resources necessary for the iGATE Corporation’s compliance with the Act. Pursuant to this resolution, a SOX Project Manager was hired on 9/15/03, and formal project planning and initiation began. Since this date, the AC has received continual updates on the SOX implementation, as evidenced by minutes for the following meetings: 10/28/03, 3/24/04, 4/1/04, 5/27/04, 9/23/04, and 1/28/05.

It should be noted that on 12/12/03 iGATE CFO Mike Zugay executed an ‘Engagement Letter’ with PriceWaterhouseCoopers (PWC) for the “Sarbanes-Oxley Act Section 404 Readiness Planning and Assessment.” A copy of this engagement letter can be found in the Appendix.

Project Oversight

The Company’s day-to-day SOX compliance (the Project) is overseen by Keith Conte, SOX Project Manager (PM) [refer to the Appendix for Keith’s resume/cv]. Keith is based in Pittsburgh, and reports directly to the Company’s Treasurer, Mike Fox, who subsequently reports to the Company’s CFO, Mike Zugay. The PM is a solely dedicated SOX headcount. On an informal basis, Keith provides near daily updates to the Treasurer, weekly updates to the CFO, and monthly updates to the CEO. As noted above, Keith provides formal updates to the AC on a periodic basis.

Given the Company’s large transaction processing presence in India (as discussed in Section III below), an on-site (Bangalore, India) resource was added in July, 2004. This resource, Sunil Putty (refer to the Appendix for Sunil’s resume/cv), reports directly to Keith Conte. Keith and Sunil communicate via phone conference at least 3 times a week, and daily via e-mail. In addition, Keith has traveled to Bangalore 4 times in FY04 (twice after Sunil’s joining date). Keith has managed the Project on a global basis, and has incorporated all efforts into one consolidated SOX compliance output; all SOX references in this document (unless otherwise stated) are from a global perspective.

From its inception, the Project has received executive sponsorship and commitment.

Project Management

The Project’s day-to-day management is captured in a task tracking listing/schedule. A copy of this document can be found in the Appendix.

Section III: Scoping and Planning

As of 12/31/2004, the Company is comprised of 43 separate business units/branches. Of these 43 units, 23 are non-operating (i.e. no revenue generation), 1 is corporate management (BU 73), and 19 are operating. These 43 segments are managed by 3 separate groups: IGS, IPS, and Corporate.

Scoping

To determine the scope of the Project, management considered significant accounts, disclosures, and business processes/cycles. The consideration upon each of these areas was based upon both quantitative and qualitative factors.

Three Quantitative Factors were considered:

1.	For each of the 12/31/04 consolidated balance sheet and income statement, the largest individual line items were selected (outside of equity); gross accounts receivable from the balance sheet, and sales from the income statement.

The total of these largest individual line items was then used as the denominator, and the balance for each of the 43 business unites was used as the numerator. Using this calculation, all financial statement line items of those branches whose percentages were greater than 5% for both of these line items were deemed to be in scope.

2.	For those business units that met the above first step, a check was performed for the sum of the total of the largest line item to ensure that at least 60% to 70% of the largest line item total was covered.

3.	With steps #1 and #2 complete, a final check was performed on the remaining line items other than the largest individual sums to ensure that all other line items had at least 50% total coverage. If 50% coverage was not obtained via step #1, then the largest individual balances (both positive and negative balances) in the other remaining business units (those units not in the original scooping exercise) were selected on a one-off basis until at least 50% coverage was obtained.

The above quantitative factors allowed management to determine the location of significant accounts. The above factors were extracted from PWC guidance entitled Practical Guidance for Management, July 2004, specifically Section III, pages 18-26. The above exercise was performed quarterly. Refer to the Appendix for the 12/31/04 scoping documents.

Specifically, the above quantitative factors produced the following results relative to both the 12/31/04 consolidated balance sheet and income statement:

For Step #1 above, the following business units (BU’s) were completely in scope:

Quantum Canada BU 11

IGS India branch BU 50

IGS USA branch BU 59

IGS Ejiva branch BU 90

Emplifi BU 81 (BPO)

GFS BU 92 (BPO)

For Step #2 above, total net a/r and net sales coverage was 86% and 83% respectfully.

For Step #3, the following financial statement line items (by BU) are in scope to meet the 50% threshold:

For the Balance Sheet:

Other Long Term Liabilities, Red Brigade (BU 20);

Land, Building, Investments in JV, IGS-QIN;

Deferred Revenue, IGS-SYM;

Leasehold improvements, goodwill, minority interest, deferred compensation, currency translation adjustment, IGS CE;

Common stock, APIC, T-Stock, IGATE Cap (BU 71);

Investments, APIC, iGate Hold (BU 72);

Prepaid taxes, Accrued Income taxes, Deferred Revenue, Deferred Income Taxes, IGate Cap Mgmt (BU 73);

Unrealized G/L IGate Ventures (BU 77);

Amortization, Synerge (BU 89);

Minority Interest, Common Stock, APIC, Consolidation Entries.

For the Income Statement:

Minority Interest, Mastech Systems (BU 01);

Other Corporate Costs, Red Brigade (BU 20);

Relocation, IGS CE;

Investment Income, IGate Holding Delaware (BU 72);

Dues & Subs, Legal, Accounting, Insurance, Taxes, Rent, Office Supplies, Investment Income, Income Taxes, IGate Cap (BU 73);

HR Salaries, Goodwill, Synerge (BU 89);

Miscellaneous, Symphoni (BU 99).

Qualitative Factors

Once the significant accounts were determined, the PM then interviewed the relevant iGATE finance personnel to determine the process and sub-processes that serve to generate each line-item. A listing of these processes was then compiled (and ultimately verified via the process documentation discussed in Section V below), and an internal risk assessment process was conducted. This process was performed by the PM in conjunction with the Company Treasurer and the CFO. Risk was determined for each sub-process based upon the following criterion:

Impact on financial statements,

Complexity of process,

Volume of transaction,

Centralization of process,

Inherent risk of process.

Together the above criteria were used to formulate a priority ranking system that serves to identify each process as either a: high, medium, or low risk process. Refer to the Appendix for the 12/31/04 Risk Assessment document.

The Risk Assessment document was then cross-referenced back to both the consolidated balance sheet and income statement scoping documents discussed above to ensure that all balances that were deemed to be either significant or that contained a high risk assessment were included in the Project’s scope.

In addition to the above significant/high risk areas, management also deemed the following general areas to be within scope of the Project:

Company Level Controls (CLC),

General Computer Controls (GCC),

Taxes,

External Financial Reporting and related areas.

Linkage of In-scope Locations to Processes

Once the physical location of accounting activities was determined (refer to the quantitative discussion above), an exercise was performed that links each in scope amount to the relative business process for the amount. Refer to the Appendix for this linkage.

Planning

Once scoping was completed, a detailed project plan was developed that encompassed each of the above noted sub-processes. As noted in the below sections, each in-scope sub-process was documented (Section V), tested (Section VI), and then evaluated (Section VII). This plan captures completion dates for each sub-process and category for both internal iGATE efforts as well as for external PWC efforts; a copy of this document can be found in the Appendix (as noted in Section II, under the Project Management heading).

Software Systems

All primary iGATE entities use some version of the Peoplesoft financial accounting software. Two versions of this software are used, either versions 8.8 or 7.5. Both versions are stable, with the 8.8 version being implemented by IGS in the summer of 2004. A summary view of the systems is as follows:

As noted above, all primary entities of iGATE use the PS platform. Certain non-primary entities (namely the following BU’s: 10, 20, 22, 35, 38, 45, 46, 72, 76, 85, and 88) capture financial transactions using some other system; none of these other entities are wholly within iGATE’s SOX scope. However, there are certain individual line items that exist within these non-primary entities that are in scope, namely the investment balances of BU 72 (The Delaware Holding Company); the systems used to capture these in-scope line items has therefore been documented and tested.

Geographic Locations

The Company’s finance teams are divided into 3 primary physical locations: (1) Bangalore, India, (2) Pittsburgh, Pennsylvania, and (3) Mississauga, Canada. The responsibilities of each location are as follows:

Section IV: Use of Third-Party Service Organizations

Management has considered four steps in its evaluation over the procedures to perform relative to its outside service organizations.

1.	Management determined if service organizations are being used.

As part of the identification of processes and sub-processes discussed above (Section III, Scoping) Management identified 4 areas in which outside service organizations are used.

i.	Automated Data Processing (ADP) – payroll processing.

ii.	Highmark—medical claims processing

iii.	PNC—investment services processing

iv.	Wachovia—investment services processing

2.	For those outside service organizations used, management then determined if the outsourced activities, processes, and functions are significant to the Company’s internal controls over financial reporting.

Management made the determination that all four of the above mentioned service organizations are significant.

3.	Determine if a Type II SAS 70 (SAS 70), Service Organizations, report exists and are sufficient in scope.

Management obtained a Type II SAS 70 report for each of the four organizations listed in item #1 above. Management then incorporated these reports into the detailed documentation and testing of those sub-processes where the service organization’s activities are used (refer to the below sections V & VI).

4.	If a Type II SAS 70 report does not exist, determine alternative procedures.

As mentioned in item #3 above, all necessary SAS 70 reports were obtained.

Section V: Documentation—Evidence of Effective Internal Controls

Management performed the following four steps in documenting its internal controls:

1.	Determine the scope of documentation

This step was performed by Management as is detailed in Section III above, under the ‘Scoping’ sub-set.

2.	Develop process documentation

For each sub-process, a flowchart has been created that illustrates the procedures/steps undertaken relative to that process. The flowcharts serve to identify the key-control activities with the procedure, as well as provide detail as to who performs the task, systems used in the performance, and frequency of the task. A sample of the developed process documentation can be found in the Appendix—the sample provided is from the Accounts Receivable process for Canadian BU 11.

3.	Develop control documentation

For each sub-process a control matrix has been created that serves to identify the primary controls that exist within the sub-process. The control matrix serves to capture the following information for each control activity:

Control Objective

Description of Control Activity

Frequency

Financial Statement Area

Items relevance to Completeness, Accuracy, Validity, and Restricted Access (CAVR)

Items relevance to Financial Statement Assertions (Completion, Existence/Occurrence, Rights & Obligations, Valuation, and Presentation & Disclosure)

Is the control Manual or Automated?

Is the control Preventative or Detective?

Is the control Key or Non-key?

For those Key controls, a reference is made to the respective testing template that supports each key control.

A sample of the developed control documentation can be found in the Appendix—the sample provided is from the Accounts Receivable process for Canadian BU 11.

4.	Assess the design of controls

The assessment of control design is based upon the following criterion:

•	The alignment between control activities and the business risks identified,

•	Whether or not the controls satisfy the above noted CAVR,

•	Frequency of the control—whether the control will detect or prevent the risk identified on a timely basis,

•	Segregation of duties relevant to the process being controlled,

•	Timeliness in addressing issues and exceptions that result from the control activity,

•	Reliability of the information used in the performance of the control,

•	The nature of the control: manual, automated, who performs the control, is the control preventative/detective…,

•	And the period covered by the control.

Section VI: Testing—Determining the Operating Effectiveness of Internal Controls

Management undertook four key steps in the testing phase of the Project:

1.	Identification of controls to be tested (only Key Controls were tested),

2.	Identification of those who will perform the testing,

3.	Development and execution of the test plans (what, how, and when to test),

4.	Evaluation of the test results.

Identification of controls to be tested

As noted in Section V above (development of control documentation), once a control has been identified, a determination is made as to whether or not that control is key. All controls identified (for all areas determined to be within scope) as Key are then tested.

Identification of those who will perform the testing

Testing, across all locations, was performed by either one of 4 resources: (1) Keith Conte, Global Project Manager, (2) Sunil Putty, IGS/BPO Project Lead, (3) staff from the external chartered accounting firm of Pipalia Singhal & Associates (Mumbai office), or (4) staff from the external accounting/consulting firm of Resource Global Professionals (Pittsburgh office).

Development and execution of the test plans

The following elements were incorporated into the test plans: key controls to be tested, implied nature of test to be used (inquiry, observation, examination or re-performance), extent of testing, timing of procedures, description of the test, key administrative items, documentation, and exceptions.

Extent of Testing

For automated controls, the number of items tested was minimal (one item). This population was selected given that the Company’s general computer controls are effective, and that a detailed review of the controls within the Company’s computer applications was completed.

For manual controls, the company adopted the following table that represents the extent of testing necessary to support a conclusion that a manual control is operating effectively (provided no exceptions are found):

Frequency of Manual Control’s Performance	Typical Number/Range of Times to Test Controls
Annually	1
Quarterly	2
Monthly	2 to 5
Weekly	5 to 15
Daily	20 to 40
Multiple Times a Day	25 to 60

Evaluation of the test results

Relative to the results of the testing performed, management considered the following questions:

What risk is the control intended to mitigate?

Were exceptions found?

Were exceptions resolved?

Is there a process for correcting recurring exceptions?

With each exception that occurred in the testing process, Management evaluated the exception to determine why it occurred. Upon investigation of the exception, if Management determined that the control was not operating effectively a determination was made as to whether or not to include the exception on the Company’s internal Summary of Aggregated Deficiencies (iSAD) document that is discussed below in Section VIII.

A sample of the developed testing documentation can be found in the Appendix—the sample provided is from the Accounts Receivable process for Canadian BU 11.

Section VII: Evaluation of Internal Control Deficiencies and Reporting

The evaluation of internal control deficiencies and reporting is an area that requires a large degree of management judgment.

Refer to the Appendix for the:

internal Summary of Aggregated Deficiencies (iSAD), as well as,

internal Summary of Aggregated Deficiencies (iSAD) Framework document.

Section VIII: Communication

Required Communications by Management

This document represents Management’s communication.

Written Representations from Management to the Auditor

Refer to Management’s Representation letter to the Auditor in the Appendix to this document.

Required Communications by the Auditors

The communications expected by the Company from its auditors (PWC) are as follows:

1.	A report to Management and the Audit Committee that details all significant deficiencies and material weaknesses (prior to the issuance of PWC’s SOX opinion).

2.	A communication in writing to the Board of Directors if a significant deficiency or material weakness exists related to the Audit Committee’s oversight of the company’s external financial reporting and internal controls over financial reporting.

3.	A communication of all deficiencies in internal control over financial reporting of a lesser magnitude than significant deficiencies identified during the audit.

Appendix:

Section I:

—

Section II:

PWC Engagement Letter

Project Oversight

Resumes/cv’s: Keith Conte, Sunil Putty

Project Management

Process Status Listing

Section III:

Scoping:

Balance Sheet Scope & footnote linkage, as of 12/31/04

Income Statement Scope & footnote linkage, as of 12/31/04

Risk Assessment, as of 12/31/04

Section IV:

—

Section V:

Sample Process Documentation

Sample Control Documentation

Section VI:

Sample Testing Template Documentation

Section VII:

internal Summary of Aggregated Deficiencies

internal Summary of Aggregated Deficiencies Framework

Section VIII:

Written Representations from Management to the Auditor – Representation Letter

iGate Corp.

Sarbanes-Oxley

internal Summary of Aggregated Deficiencies (iSAD) Framework

As of 12/31/2004 dated April 29, 2005

Purpose

This document serves as a guide to the more detailed ‘iSAD 2004’ document, and is meant to explain management’s process in both the identification, remediation, and assessment of internal control deficiencies. Refer to the iSAD 2004 document itself for a specific list of control deficiencies.

The iSAD Framework

iGate’s Internal Summary of Aggregated Deficiencies (iSAD) was designed to accumulate and evaluate control deficiencies identified during the implementation of SOX 404 or the financial statement audit for calendar year 2004. The iSAD process consists of three parts:

Part I – The Accumulation of Control Deficiencies

This section captures all significant deficiencies that have been identified during the 2004 Section 404 implementation. These items relate only to those business units (BUs) that have been scoped into the project (refer to the Sox Mgmt Doc for information relative to Project Scoping), and have been included herewith regardless of remediation status at 12/31/04. Therefore, the listing excludes deficiencies that do not affect significant accounts and assertions included in the scope of iGate’s SOX 404 implementation (e.g., deficiencies that only relate to operational matters, insignificant financial statement accounts, or insignificant locations).

The parameters within this section are as follows:

Level of Control – Entity-Level, Transaction (process)-Level or General Computer Control (GCC) (Note – For proposed audit adjustments, if any, the nature of the underlying control deficiency will be considered.)

Business Unit/Location – Reference to particular business unit and location where the control deficiency exists.

Significant Account or Disclosure (& Related F/S Assertions) – Reference to particular financial statement account(s) or disclosure and related financial statement assertions per control matrices.

Control Activity Reference – Reference to particular control per control matrices and related testing templates.

Description of Control Deficiency & How It Was Identified – Describe control deficiency and how it was identified.

Type of Deficiency - Design effectiveness, Operating effectiveness, or Both

Deficiency Identified by – PwC, Management or Other (such as within a SAS 70 report)

Control Remediated and Tested by Y/E – If the control deficiency was remediated and tested by year-end, Part III does not have to be completed. See remediation efforts under Part II, Management’s Response.

Part II – Management’s Response

For each identified deficiency, management has provided a brief comment in this section as to either the remediation of the item or further clarification as to management’s attempts at remediation, the existence of compensating controls, or other such comments relative to the deficiency.

The parameters within this section are as follows:

Management Comments on the Deficiency/Existence of Compensating Controls – this item has been addressed above and is self-explanatory.

Does Management believe the item to Still be a Deficiency? – Again, this item is self-explanatory. All items marked ‘Yes’ in this column are subject to the third section of this framework. Items are considered to still be a deficiency if the original deficiency noted in Part I was not remediated in full by December 31, 2004, or was remediated but not operating for a sufficient period of time prior to 12/31/04.

Part III – The Evaluation of Deficiencies

Please note, only those items identified by management (as determined in Part II above) as deficiencies at year-end are subject to this section.

Management has evaluated each deficiency from two perspectives: (1) an individual item review, and then (2) in the aggregation.

From an overall perspective, management’s evaluation of deficiencies considers both quantitative as well as qualitative/judgmental factors.

Quantitative factors in deficiency evaluation (i.e. determination of Materiality)

Where possible, management has quantified the dollar value impact of each deficiency (refer to the below ‘Specific Comments’ section for quantification calculations). This quantification is captured in the iSAD document in the ‘Quantification’ column under Part III.

The quantification is then measured against a pre-determined materiality threshold.

The Company uses earning per share (EPS) as the basis for determining materiality. The Company has chosen this measure as it feels that EPS is the primary decision-making tool that end-users of the financials use. The Company has made this materiality determination in accordance with SEC Staff Accounting Bulletin (SAB) No. 99 – Materiality. Given this basis, the Company has used its judgment to conclude that any change +/- of $.02 to EPS is material.

The +/- $.02 EPS change translates into a dollar equivalent of $1,312,500. This amount is calculated as follows:

Baseline:

FY04 Net Income/(Loss):	$(16,204,316)
Average Weighted Share O/S for the FY:	52,721,000

EPS	$(.31)

Positive Impact upon EPS:

FY04 Net Income/(Loss) (16,204,316) + $1,312,500	$(14,891,816)
Average Weighted Share O/S for the FY:	52,721,000

EPS	$(.28)

Negative Impact upon EPS:

FY04 Net Income/(Loss) (16,204,316) - $1,312,500	$(17,516,816)
Average Weighted Share O/S for the FY:	52,721,000

EPS	$(.33)

Note above EPS calculations reflect rounding differences.

So, the quantification is then measured against the above materiality threshold to arrive at the follow identifier:

Deficiency	< $	1,312,500
Material Weakness	> $	1,312,500

The result of the above table is then captured in the ‘Quantification/Materiality Evaluation’ column of Part III of the iSAD document.

Qualitative/Judgmental Factors in deficiency evaluation

Independent of the above quantification process, management also weighs each deficiency against a pre-determined set of judgment factors. There are 4 factor sets, all of which are in a CHART format, and all of which come from the PricewaterhouseCooper’s document, A Framework for Evaluating Control Exceptions and Deficiencies, Version 3, December 20, 2004.

The four judgmental factor sets/CHARTS are:

CHART 1 – Evaluating Exceptions Found in the Testing of Operating Effectiveness

Individual boxes should be read in conjunction with the corresponding guiding principles.

CHART 2 – Evaluating Process/Transaction-Level Control Deficiencies

This decision tree is to be used for evaluating the classification of control deficiencies from the following sources:

•	Design effectiveness evaluation

•	Operating effectiveness testing (from Chart 1)

•	Deficiencies that resulted in a financial statement misstatement detected by management or the auditor in performing substantive test work.

Individual boxes should be read in conjunction with the corresponding guiding principles.

CHART 3 – Evaluating Information Technology General Control (ITGC) Deficiencies

This decision tree is to be used for evaluating the classification of information technology general control (ITGC) deficiencies from the following sources:

•	ITGC design effectiveness evaluation

•	ITGC operating effectiveness testing (from Chart 1)

•	ITGC design or operating deficiencies identified as a result of application control testing (from Chart 2)

Individual boxes should be read in conjunction with the corresponding guiding principles.

CHART 4 – Evaluating Control Deficiencies in Pervasive Controls Other than ITGC

This decision tree is to be used for evaluating the classification of control deficiencies in pervasive controls other than ITGC from the following sources:

•	Design effectiveness evaluation

•	Operating effectiveness testing (from Chart 1)

Individual boxes should be read in conjunction with the corresponding guiding principles.

Given the above four charts, management then judgmentally determines which chart is appropriate given the ‘Type of Deficiency’ that was noted on the iSAD. The chart selected, as well as the rationale for movement within each chart is then determined, and noted in the below ‘Specific Comments’ section. The end result of this judgmental exercise is then captured on the iSAD document in Part III under the column ‘Judgmental Evaluation (Version 3 Framework).

Once the Judgmental Evaluation is complete, Management then compares the classification result from the ‘Quantification/Materiality Evaluation’ and the ‘Judgmental Evaluation (Version 3 Framework)’ to arrive at ‘Management’s Overall Classification of Deficiency’ on the iSAD document. This overall classification is again based upon management’s judgment, but it should be noted that in all cases the classification made in the ‘Judgmental Evaluation’ column is the same for the overall classification.

It should be noted that management defines deficiencies as follows:

Deficiency – Exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

Significant Deficiency – An internal control deficiency or combination of control deficiencies that adversely affects the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with GAAP such that there is a more-than-remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.

A misstatement is inconsequential if a reasonable person would conclude, after considering the possibility of further undetected misstatements, that the misstatement, either individually or when combined with other misstatements, would clearly be immaterial to the financial statements. If a reasonable person could not reach such a conclusion regarding a particular misstatement, that misstatement would be more than inconsequential.

Material Weakness – A significant deficiency or combination of significant deficiencies that results in a more-than-remote likelihood that a material misstatement of the annual or interim financial statements will, not be prevented or detected.

The above steps capture management’s individual evaluation of deficiencies; the final step in evaluation is the aggregation and evaluation of deficiencies.

Aggregation of Deficiencies

Once all individual deficiencies have been evaluated for misstatement, these items are then aggregated according to their relative “Significant Accounts and/or Disclosures” as identified in Part I above. This aggregation process is necessary given that the existence of multiple control deficiencies related to a specific account balance or disclosure increases the likelihood of misstatement. Much like the individual evaluation of deficiencies, the aggregation process follows the same quantification process and measurement (same $1,312,500 materiality level is used) as well as management’s judgment of the aggregation impact. Management’s conclusion can be found in the below ‘Specific Comments relative to Management’s Evaluation of Control Deficiencies.’

Specific Comments relative to Management’s Evaluation of Control Deficiencies

As noted in the accompanying iSAD document, management has identified eleven (11) internal control deficiencies. The evaluation details of each deficiency is as follows:

Deficiency 1 – #25 per iSAD, tax reconciliation differences.

Materiality evaluation:

Quantification of this deficiency is approximately $3k. Management has addressed the cause and tested the fix successfully in Q404. Item is included as a deficiency as the fix was only tested once, and quarterly controls require testing for at least 2 periods. Management feels that the magnitude of this item is < the material weakness threshold—item is therefore a deficiency.

Judgmental Evaluation:

This is a Chart 1 item, as it relates to operating effectiveness. Box 1 = No. Box 2 = Yes. Box 3 = No. Item is a deficiency.

Deficiency 2 – #26 per iSAD, lack of formal process relative to new employee reference checks.

Materiality evaluation:

Quantification of this deficiency is extremely judgmental. While a formal process has been implemented for FY05, management has placed a large amount of reliance on compensating controls in this matter for FY04. These compensating controls are: (1) authorization of timesheets on a bi-weekly basis; this is a compensating control given that the authorization of timesheets indicates both the acceptance and value of work performed; (2) employees work primarily at/under the direct supervision of the end-client, as such, if skill set were found to be lacking, the employee would be replaced to satisfy customer needs; (3) each candidate undergoes extensive internal interviewing; (4) each technical candidate undergoes rigorous skill set testing; and (5) all entry-level new hires undergo extensive internal training. Management feels that the magnitude of this item is < the material weakness threshold—item is therefore a deficiency.

Judgmental Evaluation:

This is a Chart 4 item, as it relates to design effectiveness. Box 1, Box 2, Box 3 = No. Box 4 = Yes. Box 7 = No. Item is a deficiency.

Deficiency 3 – #27 per iSAD, unapplied cash balances within the Accounts Receivable account.

Materiality evaluation:

The quantification of this item = $439,373 USD. Unapplied cash balances as of 12/31/04 were: Emplifi (81) = $327,308; IGS, India (50) = $28,860; GFS (92) = $57,408; eJIVA (90) = $149,679; and IGS, US (59) = $343,541. Of these amounts, the following were in existence prior to the establishment of the BPO control environment/processes: Emplifi = $143,402, and GFS = 31,106. Subtracting the pre-BPO balances from the year-end unapplied balances results in $732k. $732k less a 40% effective tax rate impact = the $439,373 quantification. This quantification amount represents a $(.008) impact to EPS. Management feels that the magnitude of this item is < the material weakness threshold—item is therefore a deficiency.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to process evaluation. Box 1, Box 2, Box 3, Box 4, = No. Box 8 = Yes. Item is a Significant Deficiency.

Deficiency 4 – #28 per iSAD, record keeping as it relates to revenue recognition

Materiality evaluation:

Management quantified this deficiency at $1,243,793, which is the sum of four separate year-end audit adjustments: iGATE Mastech entry #2 in the amount of $684,766, iGATE Mastech entry #3 in the amount of $130,543, and iGATE Mastech entry #5 in the amount of $67,273, and iGATE Mastech entry #6 in the amount of $361,211. While this quantification is less than the material weakness materiality threshold of $1.3M, management deems the item to be a significant deficiency given the financial line item importance of related revenue accounts.

Judgmental Evaluation:

This is a Chart 1 item, as it relates to operating effectiveness. Box 1 = No. Box = Yes. Box 3 = No. This item is a control deficiency relative to Chart 1. However, as noted in this item’s materiality evaluation, management assesses this item as a significant deficiency given the underlying importance of revenue related accounts.

Deficiency 5 – #29 per iSAD, inadequate support for consultant rate adjustments.

Materiality evaluation:

Management quantified this deficiency at $567,104 [sum of outside consultant fees for BU’s 11, 81, and 92 = 23,304,626 + 12,045,739 + 2,456,568 * 2.5% average rate of consultants who receive an increase in rates from the initial SOW/gross profit, with the result multiplied by a 40% effective tax rate]. Management feels that while the magnitude of this item is < the material weakness threshold, it is considered to be a significant deficiency given the quantification of this item.

Judgmental Evaluation:

This is a Chart 1 item, as it relates to operating effectiveness. Box 1 = No. Box = Yes. Box 3 = No. This item is a control deficiency relative to Chart 1. However, as noted in this item’s materiality evaluation, management assesses this item as a significant deficiency given the quantification of this item.

Deficiency 6 – #30 per iSAD, segregation of duties issue.

Materiality evaluation:

Given the extent of compensating controls relative to this item, management feels that the quantification of this deficiency is unnecessary. The primary compensating controls for this item are: (1) payment review, and (2) gross margin review by project. Together these compensating controls would allow for management to detect those issues that the current lack of segregation may create. Management feels that the magnitude of this item is < the material weakness threshold—item is therefore a deficiency.

Judgmental Evaluation:

This is a Chart 4 item, as it relates to design effectiveness. Box 1 = No. Box 2 = No. Box 3 = Yes. Box 7 = No.

Deficiency 7 – #31 per iSAD, non-comprehensive impairment policy.

Materiality evaluation:

Management has placed a zero-dollar-value quantification upon this item. Regardless of the quantification value, the item is however considered to be a deficiency given that management did not perform an impairment valuation of this item as part of its period close procedures. A subsequent valuation was performed in response to a request from the Company’s external auditors. Management will, on a go-forward basis, formalize their impairment valuation approach and execution. As such, evaluates this item as a Deficiency.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to operating effectiveness. Box 1 = Yes. Box 7 = No. Item is a Deficiency.

Deficiency 8 – #32 per iSAD, lack of parent review of subsidiary’s board and committee meeting minutes.

Materiality evaluation:

Management has quantified this item at $117k. The $117 is the amount of gain the parent company booked in FY04 relative to derivative/hedging activities that occurred in IGS. While these activities were approved by the IGS-BOD, the parent company was unaware of the need to book the gain relative to US GAAP until notified by external auditors. Management feels that the magnitude of this item is < the material weakness threshold—item is therefore a deficiency.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to operating effectiveness. Box 1 = Yes. Box 7 = No. Item is a Deficiency.

Deficiency 9 – #33 per iSAD, lack of an internal audit plan.

Materiality evaluation:

Quantification of this deficiency – translation of this item into quantifiable terms is extremely judgmental. While management does plan to create an internal audit group in Q205, management feels that the lack of such a group in FY04 does not have a material impact upon operations given the implementation of 404 during the year. While not a substitute for internal audit, 404 has served to provide management with a comprehensive view of controls within the organization; this comprehensive exercise is a necessity of any internal audit group, and would have been the first exercise of the group in a non-404 year. In this sense, the group to be formed in Q205 will come to rely heavily upon the FY04 404 effort. Management feels that the magnitude of this item is < the material weakness threshold—item is therefore a deficiency.

Judgmental Evaluation:

This is a Chart 4 item, as it relates to design effectiveness. Box 1 = No. Box 2 = Yes. Box 6 = Yes. Box 8 = No. Item is a significant deficiency.

Deficiency 10 – #34 per iSAD, completeness of the intercompany accounting process.

Materiality evaluation:

Quantification of this item is $0. Dollar value is such given the reclassification nature of this deficiency. Two audit adjustments were made in FY04 to counter the impact of this item, ‘E50 entry #1’ and ‘E81 entry #1’, both of which had a zero value P&L impact.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to operating effectiveness. Box 1 = Yes. Box 7 = No. Item is a Deficiency.

Deficiency 11 – #35 per iSAD, unbilled accounts receivable items.

Materiality evaluation:

Quantification of this item is $127,434, which represents a year end audit entry that has been booked.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to operating effectiveness. Box 1 = Yes. Box 7 = No. Item is a Deficiency.

Deficiency 12 – #36 per iSAD, oversight of Business Process Outsourcing (BPO) results.

Materiality evaluation:

Quantification of this item is $466,000, which represents two year end audit entries that have been booked: iGATE Mastech entry #7 in the amount of $266,000, and GFS entry #1 in the amount of $200,000.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to operating effectiveness. Box 1 = Yes. Box 7 = No. Item is a Deficiency.

Deficiency 13 – #37 per iSAD, oversight of IGS results.

Materiality evaluation:

Quantification of this item is $150,422, which represents a year-end audit entry that has been booked; entry is iGS U.S. GAAP adjustments.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to operating effectiveness. Box 1 = Yes. Box 7 = No. Item is a Deficiency.

Deficiency 14 – #38 per iSAD, access rights to Peoplesoft 8.8.

Materiality evaluation:

Quantification of this deficiency – translation of this item into quantifiable terms is extremely judgmental. Management notes that the mitigating control for this deficiency is the strong manual/’outside the system’ environment that exists. The need is however recognized to bolster the in-system controls in FY05.

Judgmental Evaluation:

This is a Chart 3 item, as it relates to Information Technology General Control deficiencies. Box 1 = No. Box 2 = No. Box 5 = No. Item is a Deficiency.

Deficiency 15 – #39 per iSAD, late filing of an 8-k (Report of unscheduled material events or corporate event).

Materiality evaluation:

Quantification of this deficiency – translation of this item into quantifiable terms is extremely judgmental. Management notes that no fines were incurred in the late filing, and that the only ramification of the occurrence is that the Company is prohibited from filing future S file offerings for one year from late filing date

Judgmental Evaluation:

This is a Chart 2 item, as it relates to a design deficiency. Box 1 = Yes. Box 7 = No. Item is a Deficiency.

Deficiency 16 – #40 per iSAD, non-operational/ineffective control activities within Peoplesoft 7.5.

Materiality evaluation:

Quantification of this deficiency – translation of this item into quantifiable terms is extremely judgmental. Management notes that the mitigating control for this deficiency is the strong manual/’outside the system’ environment that exists. The need is however recognized to bolster the in-system controls in FY05.

Judgmental Evaluation:

This is a Chart 3 item, as it relates to Information Technology General Control deficiencies. Box 1 = No. Box 2 = No. Box 5 = No. Item is a Deficiency.

Deficiency 17 – #41 per iSAD, calculation of deferred compensation expense.

Materiality evaluation:

Quantification of this deficiency — $1,308,890. This amount represents a year-end audit entry that has been booked.

Judgmental Evaluation:

This is a Chart 2 item, as it relates to operating effectiveness. Box 1 = Yes. Box 7 = No. Item is a Deficiency.

Deficiency 18 – #42 per iSAD, lack of effective income tax calculation controls.

Materiality evaluation:

Quantification of this deficiency — $0. Management notes that while a lack of effective controls surround the Company’s tax calculations, no adjustments were necessary to the resulting figures.

Judgmental Evaluation:

This is a Chart 2 item as it relates to operating effectiveness as well as a Chart 4 item, as it also relates to design effectiveness. For Chart 2: Box 1 = Yes. Box 7 = Yes. Box 4 = No. Box 5 = No. Box 6 = No. Item is a material weakness. For Chart 4: Box 1 = No. Box 2 = No. Box 3 = Yes. Box 5 = No. Box 6 = no. Item is a material weakness.

Specific Notes Relative to the Aggregation of the Above Deficiencies.

Based upon the iSAD analysis, two separate aggregations are warranted:

Aggregation #1:    items # 27, 28, 35, & 36:

Item # 27:	$493k
Item # 28:	$1,244k
Item # 35:	$127k
Item # 36:	$466k

	$2,330k	> $1,312,500 = Material Weakness.

Aggregation #2:    items # 33 & 34:

Item # 31:	$—
Item # 32:	$117k

	$117k	< $1,312,500 = Deficiency.

Aggregation #3:    items # 38 & 40:

Item # 31:	$—
Item # 32:	$—

	$—	< $1,312,500 = Deficiency.

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004 dated April 29, 2005

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
1	Transaction-level	IGS/BPO	Payroll	C PY 6K & 8k	Evidence of review of salary inputs and registers was not evident.	Operating	Management	Yes

2	Transaction-level	IGS/BPO	Payroll	C PY 23K	Bonus provision on a quarterly basis were not evidenced by formal review	Operating	Management	Yes

3	Transaction-level	IGS/BPO	Treasury and AP	C AP 1K	There existed no authority matrix for approvals of payments by various departments	Operating	Management	Yes

4	Transaction-level	IGS/BPO	GL	C GL 8K	There was no formalized list of Account Reconciliations to be prepared every month	Operating	Management	Yes

5	Transaction-level	IGS/BPO	GL	C GL 11K	Folder level access rights were not designed	Operating	Management	Yes

6	Transaction-level	IGS/BPO	GL	C GL 12K & 13K	The consolidation process (and related adjustments and the preparation of both US and Indian GAAP financials) was not documented.	Operating	Management	Yes

7	Transaction-level	IGS/BPO	GL	C GL 12K	Consolidated US GAAP and Indian GAAP financials were not evidenced by a formal review from senior management.	Operating	Management	Yes

8	Transaction-level	IGS/BPO	GCC	Program Change & Program Development Documentation	Formal IS process documents over program change and program development did not exist	Operating	Management	Yes

9	Transaction-level	BU 11	Payroll	PR 7	Review of SAS 70 and related necessary client controls was not formally performed.	Both	Management	Yes

10	Transaction-level	CLC	Cash & Investments	72C5 & 72I4	Review of investment manager SAS 70 reports and any recommended client controls was not formally performed by management.	Both	Management	Yes

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Management believe the item to Still be a Deficiency?	Quantification	Quantification/ Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
1	A formal sign-off process was implemented whereby all salary inputs and registers are now signed off by concerned Managers as evidence of review. This process was initiated in September, and was tested accordingly.	No

2	A process has been implemented (9/04) whereby all employee bonuses are reviewed by the CEO, CFO, and the head of HR. Review of these items is captured in a bonus signoff sheet.	No

3	An authority matrix has been designed and implemented in September, 2004.	No

4	A formalized process for the completion and review of all balance sheet account reconciliations and related month-end schedules was created and implemented in September, 2004.	No

5	Folder level access rights for finance group has been designed and implemented in Q4 whereby all finance related files are stored on a dedicated and restricted server that is maintained (i.e. backed-up) according to the processes documented in the Company’s GCC area.	No

6	Documentation was prepared and tested to address these areas.	No

7	A formal process of sign off on a monthly basis by VP finance has been initiated and implemented in September, 2004.	No

8	Documentation was prepared and tested to address these areas.	No

9	Implemented review & signoff of ADP SAS70 Report by Corporate Treasurer. Also, identified all client controls per SAS70 applicable to the company and performed testing in the US and India to ensure that control activities exist and are operating as described. No exceptions were noted and the review and testing were incorporated into the BU 11 SOX 404 documentation.	No

10	In connection with the compilation of the SOX 404 documentation for 2004, management ensured that a review of the investment manager SAS 70 Reports was made in connection with compiling the control matrices for BU 72 Cash & Investments. The objectives of reviewing the SAS 70 Reports included 1) ensuring that the reports concluded that controls over the authorization of wire transfers and investments were operating effectively, and 2) ensuring that any applicable Client Control Considerations presented in the reports were covered by iGate’s control matrices for BU 72 Cash & Investments.	No

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
11	Transaction-level	BU72	Cash & Cash Equivalents, Short-term Investments (EO)	72I3	Formal documentation (as required by the Policy) of the CFO’s annual review of the Investment Policy and the investment manager’s performance and adherence to policy guidelines was lacking.	Design	Management	Yes

12	Transaction-level	CLC	Prepaid income taxes, Income tax accruals, Deferred income tax benefits (liabilities), Income tax expense (CO)	T4	While compiling control matrix for Taxes, it was noted there was no formal documentation of the Tax Dept’s processes.	Design	Management	Yes

13	Transaction-level	CLC	Prepaid income taxes, Income tax accruals, Deferred income tax benefits (liabilities), Income tax expense (CO, EO, VA)	T5 & T8	While compiling control matrix for Taxes, it was noted there was no formal checklist to ensure appropriate matters were consistently considered in ensuring the quarterly tax accrual/provision was complete and accurate and no formal process evidencing how management considers those matters that impact the valuation of the quarterly tax accrual/provision.	Design	Management	Yes

14	Transaction-level	CLC	Financial statements & disclosures (CO, EO, PD)	FR7, FR15 & FR16, FR20	During the testing of the month of Feb, it was noted that the monthly closing and consolidation journal entries were not signed (evidencing review and authorization) by the Treasurer.	Operating	Management	Yes

15	Transaction-level	CLC	Financial statements & disclosures (CO, PD)	F26	As part the Q2 testing it was noted that there was no evidence of the CEO’s approval of the 10Q.	Operating	Management	Yes

16	Transaction-level	CLC	Financial statements & disclosures (CO, PD)	F28	While compiling control matrix for Financial Reporting & Close, it was noted there was no responsibility matrix in place for the compilation and review of the 10Q’s/10K.	Design	Management	Yes

17	Transaction-level	CLC	Financial statements & disclosures (CO, PD)	F29	While compiling control matrix for Financial Reporting & Close, it was noted there was no internal US GAAP checklist.	Design	Management	Yes

18	Transaction-level	BU 11	Accounts Payable	AP 31	Lack of Controller review on EFT payment files.	Design	Management	Yes

19	Entity-level	CLC	All	347	iGate has a formal Whistleblower and Code of Conduct policy, however, the procedures for communication of the policies to employees and the documentation of the resolutions of the matters reported on the hotline to the Audit Committee chairman need to be strengthened.	Design	PwC	Yes

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Management believe the item to Still be a Deficiency?	Quantification	Quantification/ Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
11	Annual review checklist was created and completed by CFO as of 12/3/04	No

12	The Director of Taxes catalogued the spreadsheets used to calculate the quarterly tax accrual/provision and documented the related processes which were in place by Q3.	No

13	The Director of Taxes completed a quarterly provision checklist beginning with Q3. The Q3 checklist was completed after earnings were released. The Director of Taxes also completed a quarterly Tax Provision & Valuation Memorandum beginning with Q3.	No

14	Beginning in July the Treasurer began signing the journal entries to evidence his approval.	No

15	The CEO began evidencing his approval of the SEC report drafts by initialing the drafts beginning in Q3.	No

16	Treasurer compiled a Responsibility Matrix for both the quarterly and year-end reports.	No

17	Treasurer has always completed a checklist provided by the outside auditors. Treasurer created an internal checklist that was completed beginning with Q3.	No

18	An EFT approval process was implemented whereby all individual EFT payments > $20k USD must have Controller approval.	No

19	On March 24, 2004, the Company’s Whistleblower and code of conduct policy were adopted by the BOD; the policy was then added to the Company’s website and subsequently mailed to all Company employee’s on December 2, 2004. In FY04, there were NO matters that were received via the Whistleblower communication channel, as such there were no matters to communicate to the AC Chairman.	No

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

	Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
20	Entity-level	CLC	All	n/a	The Disclosure Committee has never met to review disclosures and/or accounting policies.	Design	PwC	Yes

21	Entity-level	CLC	Budgets; Forecasts	180	PwC notes that management does not have an established company wide strategy to identify and mitigate business risks in order to achieve its Corporate goals and objectives.	Design	PwC	Yes

22	Entity-level	CLC	All	n/a	An updated organizational chart for key employees that clearly defines roles, responsibilities, and authority levels does not exist. Such a chart should exist and should be reviewed by management on a monthly basis and included in the discussions with the BOD and AC to ensure that all members are aware of any changes in the structure of the Company’s management and/or their changing roles and responsibilities.	Design	PwC	No

23	Entity-level	CLC	All	98	iGate does not have a formal policy for monitoring of controls and/or reporting any noted deficiencies to the BOD/Audit Committee.	Design	PwC	No

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Management believe the item to Still be a Deficiency?	Quantification	Quantification/Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
20	iGATE has rationally exercised a conservative approach to its financial statement disclosures–when its professional judgment leaves doubt, iGATE will disclose the matter. Given this approach, to date, there has not been a need to review or discuss matters with the Disclosure Committee (no issues have arisen to warrant such a meeting). That being said, the Company’s external auditors presented to the AC (3/24/04), as part of its required communications, a discussion of recent accounting standards and developments. In addition, the AC reviews draft 10-Q’s and the 10-k before they are filed to determine the adequacy of disclosures (as noted in the Financial Reporting & Close documentation). As, the review of new accounting pronouncements is included on the AC Checklist (item #3 under the ‘Financial Statement & Disclosure Matters’).	No

21	On an annual basis, the BOD is presented with the Company’s Operating Plan by business unit including discussions of the Company’s customers, strengths, business opportunities and business risks. On an as needed basis, the BOD is presented with various strategic initiatives that arise outside of the Operating Plan (e.g. acquisitions, divestitures, changes in organizational structure).	No

22	iGATE does maintain organizational charts of senior level management from an business unit/operating perspective. All top level changes to these charts are reviewed by the Board of Directors (for example, the CEO of IGS from Viv Pennitti to Gerhard Watzinger to Phanesshe Murthy was all reviewed and approved by the BOD).	No

23	Policy exists at an informal level. Consider the following points: a material deficiency has never been uncovered; the CEO & CFO’s quarterly 302 certifications; the AC’s Charter which grants the AC authority & funding to retain outside advisors (which to date has never been deemed necessary); at the March 24, 2004 Audit Committee meeting, PwC presented its recommendations for areas of improvement of the Company’s internal control structure, including management’s responses; iGate’s Audit Committee did adopt a formal checklist to be used during meetings to ensure that controls are monitored and identified deficiencies and proposed remediations are discussed and reviewed. This was adopted on December 15, 2004, however, it was not in operation as of year-end. Also consider the Company’s 404 effort that was implemented in September, 2003.	No

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
24	Entity-level	CLC	Payroll	BU specific	PwC notes that key iGate management personnel receive bonus payments based solely on quantitative measures. This could result in increased pressure to perform and unduly influence those individuals to potentially meet unrealistic targets.	Design	PwC	No

25	Transaction- level	CLC	Prepaid income taxes, Income tax accruals, Deferred income tax benefits (liabilities), Income tax expense (CO, RO, VA, PD)	T7	The Effective Rate calculation and FAS 109 calculation are both fed by Schedule M master.xls (the latter via a cumulative rollforward of temporary differences - Tax Timing Differences.xls). The total Sch M’s per Tax Timing Differences.xls are agreed to Schedule M - master.xls, total permanent Sch M’s per Tax Timing Differences.xls are reconciled to EFR.xls and the classified totals for temporary Sch M’s per Tax Timing Differences.xls are agreed to FAS 109.xls. As part of the Q3 testing, it was noted that the Sch M totals per Schedule M Master.xls did not reconcile to Tax Timing Difference.xls .	Operating	Management	Yes

26	Transaction- level	IGS/BPO	HR	C HR 8K	Reference Check for all new employees performed by HR executive was not documented	Design	Management	No

27	Transaction- level	IGS/BPO	Accounts Receivable: Collection	C AR 23k	Unapplied cash balances exist within the Accounts Receivable balance.	Design	Management	No

28	Transaction- level	BU’s 11, 81, 93	Accounts Receivable & Allowance, Sales	BU specific	In certain instances, the Company’s record-keeping as it relates to revenue recognition is inadequate. Instances have been noted whereby: resources have been committed and revenue recognized without an executed Master Service Agreement(MSA)/Contract; Statement of Work (SOW)/Fee & expense Schedules did not exist for consultants assigned to particular customers (i.e. a MSA is in place, but not a detailed SOW that serves to assign an employee to a customer); record keeping relative to existing contract extensions is inadequate; and the authorization and application of credit memos is inconsistent.	Both	PwC	No

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Management believe the item to Still be a Deficiency?	Quantification	Quantification/ Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
24	All executive compensation is approved by either the IGS BOD or the AC. Bonuses for Co-chair/CEO/President, the IGS CEO, and the iGATE CFO are based solely upon subjective matters; only the CEO of IPS has a bonus that is based upon quantitative matters, as management strongly believes that it is necessary for certain employees to have quantitative measures in place (it should be noted that the AC reviews the quantitative bonus formula).	No

25	A formal reconciliation notation was added to both Schedule M Master.xls and Tax Timing Difference.xls for Q4 to remind the Director of Taxes to verify that the Sch M totals on the two spreadsheets agree before finalizing the tax accrual/provision calculation. It should be noted that the difference noted was immaterial; also consider that the control item here is a quarterly control that was only remediated in Q4 and therefore could only be tested once (as opposed to the PWC recommended testing of two instances for quarterly controls).	Yes	$3,000	Deficiency	Deficiency	Deficiency	Item does not aggregate.

26	A formal process was implemented in January of 2005 to ensure documentation of check results.	Yes	n/a	Deficiency	Deficiency	Deficiency	Item does not aggregate.

27	Unapplied cash within the 5 in-scope IGS/BPO BU’s totaled $907k as of 12/31/04. Of the FY04 balance, management notes that $174,508 relates to issues that were in existence prior to the BPO implementation, and that a concerted effort continues to clear these items. Furthermore, management is comfortable with those controls surrounds the receipt and disbursement of cash. During Q404, management has implemented a new policy whereby on-account cash applications require justification and supervisor approval.	Yes	$493,373	Deficiency	Significant Deficiency	Significant Deficiency	Item aggregates with #’s 27, 28, 35 & 36; aggregation is considered to be a Material Weakness.

28	Taking each point into consideration, management notes that: One customer (E Trade) within BU 92 (GFS) does not have an executed contract in place. Management’s attempts to obtain this contract have been fruitless, however collections are occurring on the invoices billed to date. Management believes this is an isolated occurrence. Much like contracts, it was noted that one customer in particular typically does not provide executed SOW’s—Wachovia. Relative to contract extension, it is typical for consultants to be extended on jobs; the typical extension period is 2 months. In most instances these extensions are informal (via a phone call or an email). This type of arrangement has historically existed at the Company and has resulted in relatively few collection issues. That being said, the Company does have a general collection reserve on the books if collectibility becomes an issue. Management has recognized the above and as a result has booked 4 separate audit adjustments in FY 04, the total P&L impact of these adjustments is $669k.	Yes	$1,243,793	Deficiency	Significant Deficiency	Significant Deficiency	Item aggregates with #’s 27, 28, 35 & 36; aggregation is considered to be a Material Weakness.

iGate Corporation

internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
29	Transaction- level	BU’s 11, 81, 93	Accounts Payable	BU specific	The Company’s record keeping relative to consultant rate adjustments is inadequate; instances were found where this documentation does not exist.	Both	Management	No

30	Transaction- level	BU 11	Accounts Payable	AP 16	Segregation of duties issue within the Accounts Payable function whereby the same individual who processes payments also is able to establish vendors.	Design	Management	No

31	Entity-level	IGS	Treasury	n/a	An impairment valuation was not performed on an investment held by the QIN branch of IGS.	Design	Management	No

32	Entity-level	CLC	All	n/a	The parent company does not perform a formal review of its subsidiary’s (IGS) board and committee meeting minutes.	Design	Management	No

33	Entity-level	CLC	All	n/a	PwC notes that iGate does not have a formal internal audit plan that outlines the mission of the internal audit department, specific projects to be performed and whether the projects will be performed internally or outsourced to an outside provider.	Design	PwC	No

34	Transaction- level	Corporate	Financial Reporting	FR 20	Instances have been noted whereby the completeness of the Company’s Intercompany Eliminations process was not evident. As a result of this lack of completeness, 2 year-end audit adjustments had to be recorded to eliminate the impact of these transactions.	Operating	PwC	No

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Management believe the item to Still be a Deficiency?	Quantification	Quantification/ Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
29	Certain instances have occurred where authorized ‘outside’ consultant rate adjustments do not have the necessary supporting documentation (SOW). Increases ultimately appear on the consultant’s invoices to iGATE, which are then approved by the respective department heads for payment. In addition, senior management looks at the ultimate impact of the increases via its gross margin analysis.	Yes	$567,104	Deficiency	Significant Deficiency	Significant Deficiency	Item does not aggregate.

30	Due to a lack of resources, the AP clerk continues to set-up vendors as well as initiate payments. This issue is however mitigated by the following controls: all payments are reviewed and authorized by another, and all net impacts of payments are reviewed by the Controller via a gross margin project review.	Yes	n/a	Deficiency	Deficiency	Deficiency	Item does not aggregate.

31	A valuation on a $3.020 M USD investment by IGS in Concours has not been performed.	Yes	$ —	Deficiency	Deficiency	Deficiency	Item aggregates with #’s 31, & 32; aggregation is considered to be a Deficiency.

32	While the parent company does review such subsidiary outputs as the budget, it does not review meeting minutes as 3 individuals sit on both the IGS and the iGATE board of directors (Ashok T., Sunil W, and Gordon G.). It should be noted that the company plans to implement a formal policy in this regard during Fy05.	Yes	$117,000	Deficiency	Deficiency	Deficiency	Item aggregates with #’s 31, & 32; aggregation is considered to be a Deficiency.

33	It is the company’s intention to create an Internal Audit Department in Q205. FY04 internal audit focus with upon the initial implementation of 404 and SOX. It should be noted that at any time, the AC may exercise it authority (as defined in its Charter) to initiate and fund/retain outside advisors (which to date has never been deemed necessary). In addition to the above, in FY04 the company did outsource a large number of internal audit projects to a 3rd party firm, Pipalia Singhal & Associates C.A. This firm is based in Mumbai, and produced 16 different internal audit reports in FY04. These reports encompassed the following BU’s: IGS India, IGS US, EJiva, Emplifi, and GFS. The reports generated were: background verification process, banking transactions, business continuity plan, cash management, employee stock option plan, general ledger, insurance policies, MIS, payroll processing, review of personel fiels, training process, treasury, accounts payable, payroll processing, employee feedback, and travel expenses.	Yes	n/a	Deficiency	Deficiency	Deficiency	Item does not aggregate.

34	Management has determined why the process failed to capture the entries, but notes that the P&L impact of these entries is a zero dollar sum.	Yes	$ —	Deficiency	Deficiency	Deficiency	Item does not aggregate.

iGate Corporation

Internal Summary of Aggregated Deficiencies (ISAD)

All Entities - Global

As of 12/31/2004

Part I - Accumulation of Control Deficiencies
No.	Level of Control	Business Unit / Location	Significant Account or Disclosure	Control Activity Reference	Description of Control Deficiency	Type of Deficiency	Deficiency Identified by	Control Remediated and Tested Before Year End?
35	Transaction- level	BU 81	Accounts Receivable; Revenue	n/a	Instances were noted whereby certain unbilled accounts receivable items were not billed/resolved for a period of greater than one year. Such occurences led to an Audit Adjustment entry of $127k.	Operating	PwC	No

36	Transaction- level	BU 81 & 92	Accounts Receivable; Revenue	n/a	Instances were noted whereby the allowance for uncollectible accounts was deemed to be inadequate.	Operating	Management	No

37	Entity-level	IGS Consolidation	All	n/a	Lack of comprehensive oversight of the financial results and developments of IGS. Instances such as the failure to record certain external auditor adjustments were noted.	Operating	PwC	No

38	GCC	IGS	All	n/a	Controls surrounding access rights to the Peoplesoft 8.8 environment were found to be lax; such areas as the granting of initial rights, the maintenance and review of those with existing rights, and the formalization of access rights to job responsibilities either were lax or non-existant.	Design	Management	No

39	Entity-level	Financial Reporting	All	n/a	One (1) instance was noted during FY 04 whereby management was late in filing an SEC document form 8k, Report of unscheduled material events or corporate event.	Design	Management	No

40	GCC	Security	All	various	Certain control activities within the Peoplesoft 7.5 Security framework were found to be either nonoperational or ineffective. Such areas include: query security, key security parameters, default system passwords, assignment of security administrative functions, access to data management, and access to audit logs.	Design	Management	No

41	Entity-level	Corporate	Liabilities & Expenses	FR7	The Company did not maintain effective controls over the calculation and review of deferred compensation and the corresponding compensation expense.	Operating	PwC	No

42	Entity-level	Taxes	Liabilities & Expenses	T1 - T11	The Company did not maintain effective controls with respect to the accounting and review over income taxes, including the determination of income taxes payable and deferred income ax assets and liabilities and the related income tax provisions.	Both	PwC	No

	Part II - Management’s Response		Part III - Management’s Evaluation of Deficiencies
No.	Management Comments on the Deficiency/Existence of Compensating Controls	Does Management believe the item to Still be a Deficiency?	Quantification	Quantification/ Materiality Evaluation	Judgemental Evaluation (Version 3 Framework)	Management’s Overall Classification of Deficiency	Evaluation of Deficiency when ‘Significant Accounts and/or Disclosures’ are Aggregated
35	Management has agreed to book a year end audit adjustment in the amount of $127k to capture the unremediated activity.	Yes	$127,434	Deficiency	Deficiency	Deficiency	Item aggregates with #’s 27, 28, 35 & 36; aggregation is considered to be a Material Weakness.

36	Management has agreed to book two year end audit adjustments in the amount of $266k and $200k to capture the impact of this deficiency.	Yes	$466,000	Deficiency	Deficiency	Deficiency	Item aggregates with #’s 27, 28, 35 & 36; aggregation is considered to be a Material Weakness.

37	Management has agreed to book a year end audit adjustment in the amount of $150k to capture the impact of this deficiency.	Yes	$150,422	Deficiency	Deficiency	Deficiency	Item does not aggregate.

38	Management notes that while access rights to the Peoplesoft 8.8 environment may be lax, it does however have a strong manual (i.e. outside of the system) control environment that serves to mitigate these access rights.	Yes	$—	Deficiency	Deficiency	Deficiency	Item aggregates with #’s 38 & 40; aggregation is considered to be a Deficiency.

39	Item centers upon the Company’s diversiture of its Austalian operations. At the time of the transaction management did recognize the need to file an 8-k. However, management did note file within the alloted 15 filing window, management filed the 8k after the window had expired.	Yes	$—	Deficiency	Deficiency	Deficiency	Item does not aggregate.

40	Management considers the Peoplesoft 7.5 environment to be ‘frozen.’ This designation indicates management’s decision to move away from the development and maintenance of the 7.5 environment during Q204 and towards the 8.8 environment that has a planned go-live date of 1/06. That being said, management points to its manual/outside the system internal control structure that serves to mitigate the deficiencies noted from a period end perspective.	Yes	$—	Deficiency	Deficiency	Deficiency	Item aggregates with #’s 38 & 40; aggregation is considered to be a Deficiency.

41	The Company’s controls did not identify a computational error in determing the amount of compensation expense to be recognized from the cancellation of 2.1 million shares of restricted stock and the related cash payments made to the Quintant Inc. founders. This deficiency resulted in an audit adjustment to the Q404 financial statements.	Yes	$1,308,890	Material Weakness	Material Weakness	Material Weakness	Item does not aggregate, but is a Material Weakness.

42	While management recognizes the need to bolter controls and processes in this area, it also notes that no audit adjustments resulted from the existing control structure.	Yes	$—	Material Weakness	Material Weakness	Material Weakness	Item itself is an agregation, and is a Material Weakness.